As filed with the Securities and Exchange Commission on July 26, 2007.

Registration No. 333 - 143910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective

Amendment No. 1 to the Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New York Community Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6035	06-1377322
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

615 Merrick Avenue Westbury, New York 11590 (516) 683-4100	Joseph R. Ficalora Chairman, President and Chief Executive Officer 615 Merrick Avenue Westbury, New York 11590 (516) 683-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric S. Kracov Victor L. Cangelosi Edward G. Olifer Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 362-0840 Facsimile: (202) 966-9409	Richard Fisch Joan S. Guilfoyle Malizia Spidi & Fisch, PC 901 New York Avenue, N.W. Washington, D.C. 20001 (202) 434-4660 Facsimile: (202) 434-4661

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Proxy Statement—Prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This Proxy Statement—Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 26, 2007

To the Stockholders of Synergy Financial Group, Inc.:

A MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT!

On May 13, 2007, the Board of Directors of Synergy Financial Group, Inc. approved a merger agreement between Synergy Financial Group, Inc. and New York Community Bancorp, Inc. pursuant to which Synergy will be merged with and into New York Community. Synergy is sending you this document to ask you to vote for approval of the merger with New York Community.

If the merger is approved by Synergy stockholders and is subsequently completed, each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. New York Community stockholders will continue to own their existing New York Community shares. The implied value of one share of Synergy common stock on May 11, 2007, the last trading day before the announcement of the merger, was $14.18, based on the closing price of New York Community common stock on that date. This implied value will fluctuate based on the price of New York Community common stock.

New York Community common stock is traded on the New York Stock Exchange under the symbol “NYB,” and Synergy common stock is traded on the Nasdaq Global Market under the symbol “SYNF.”

Your Board of Directors has determined that the merger is advisable and in the best interests of Synergy and its stockholders, and unanimously recommends that you vote “FOR” approval of the merger. The merger cannot be completed unless a majority of the votes cast at the special meeting are voted in favor of the merger. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by signing, dating and completing the enclosed proxy card and mailing it in the enclosed envelope. If you hold your shares in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can also vote by telephone or via the Internet. If you sign, date and return your proxy without indicating how you want to vote, your proxy will be voted “FOR” approval of the merger.

This proxy statement-prospectus gives you detailed information about the special meeting of stockholders to be held on September 18, 2007, the merger and other related matters. You should carefully read this entire document, including the appendices, and the documents incorporated by reference. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 11.

On behalf of the Board of Directors, I thank you for your prompt attention to this important matter.

Very truly yours,

John S. Fiore
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated •, 2007, and is first being mailed to Synergy Financial Group, Inc. stockholders on or about •, 2007.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about New York Community and Synergy from other documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. You may read and copy these documents at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 78.

You also may request copies of these documents from New York Community and Synergy. New York Community and Synergy will provide you with copies of these documents, without charge, upon written or oral request to:

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Attention: Ilene A. Angarola, First Senior Vice President and Director of Investor Relations

Telephone: (516) 683-4420

Synergy Financial Group, Inc.

310 North Avenue East

Cranford, New Jersey 07016

Attention: Kevin M. McCloskey, Senior Vice President and Chief Operating Officer

Telephone: (908) 272-3838 ext. 3292

To ensure timely delivery before the special meeting, you should make any requests for these documents by September 11, 2007.

SYNERGY FINANCIAL GROUP, INC.

310 North Avenue East

Cranford, New Jersey 07016

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 18, 2007

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Synergy Financial Group, Inc. will be held at The Westwood located at 438 North Avenue, Garwood, New Jersey 07027, at 11 a.m., New Jersey time, on September 18, 2007, for the following purposes:

1.    To consider and vote upon a proposal to approve the merger of Synergy Financial Group, Inc. with and into New York Community Bancorp, Inc. pursuant to the Agreement and Plan of Merger by and between New York Community and Synergy dated as of May 13, 2007, as discussed in the attached proxy statement–prospectus.

2.    To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger; and

3.    To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting.

The enclosed proxy statement–prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement–prospectus forms a part of this notice.

The Board of Directors of Synergy unanimously recommends that Synergy stockholders vote “FOR” the proposal to approve the merger and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger.

The Board of Directors of Synergy has fixed the close of business on July 27, 2007 as the record date for determining the stockholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the Synergy Board of Directors. The proposal to approve the merger must be approved by a majority of the votes cast at the special meeting. Whether or not you plan to attend the special meeting in person, we urge you to vote your shares by completing and mailing the enclosed proxy card in the accompanying envelope, which requires no postage if mailed in the United States. If you hold your shares in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can also vote by telephone or via the Internet. You may revoke your proxy at any time before the special meeting. If you are a stockholder of record and attend the special meeting and vote in person, your proxy vote will not be used.

BY ORDER OF THE BOARD OF DIRECTORS,

John S. Fiore
President and Chief Executive Officer

Cranford, New Jersey

•, 2007

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why do New York Community and Synergy want to merge?

A:	We want to merge because we each believe that the merger is in the best interests of our stockholders and customers. For Synergy, the merger offers a means to substantially increase stockholder liquidity and expected cash dividends by combining with a much larger institution. In New York Community, Synergy believes it has found a partner that shares its community focus and that has a track record of successfully consummating and integrating merger transactions. For New York Community, the merger will further expand its franchise in New Jersey through the addition of 21 branches and the expected addition of approximately $677.7 million in deposits as of March 31, 2007. New York Community believes that, in addition to obtaining additional funding from these deposits, the merger offers an opportunity to enhance earnings through the repositioning of the post-merger balance sheet by replacing Synergy’s one-to four-family residential loans with multi-family and other higher yielding loans.

Q:	What will Synergy stockholders receive in the merger?

A:	If the merger is completed, each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. Cash will be paid in lieu of fractional New York Community shares.

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed pre-paid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting. If your Synergy common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement—prospectus.

Q:	Why is my vote important?

A:	The merger must be approved by a majority of the votes cast at the special meeting.

Q:	If my broker holds my shares in “street name,” will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedures your broker provides.

Q:	What if I fail to instruct my broker to vote my shares?

A:	If you fail to instruct your broker to vote your shares, your broker will be unable to vote your shares and your shares will only be counted for the purpose of determining whether a quorum is present at the special meeting.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders of Synergy as of the close of business on the voting record date, July 27, 2007, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by completing, signing and dating a proxy card or ballot. If a broker holds your shares in “street name”, then you are not the stockholder of record and you must ask your broker, bank or other nominee how you can vote your shares at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you are a stockholder of record, you can change your vote after you have sent in your proxy by:

•	providing written notice of revocation to the Secretary of Synergy;

•	submitting a new signed and dated proxy card which will result in earlier proxies being revoked automatically; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your earlier proxy vote.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the procedures provided by your broker, bank or other nominee in order to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. If we complete the merger, Synergy stockholders will then need to exchange their Synergy stock certificates for New York Community stock certificates. New York Community will send you instructions for exchanging your Synergy stock certificates at that time. New York Community stockholders do not need to exchange their stock certificates as a result of the merger.

Q:	When do you expect the merger to be completed?

A:	New York Community and Synergy currently expect to complete the merger during the fourth quarter of 2007, assuming all of the conditions to completion of the merger have been satisfied or waived. However, we cannot assure you when or if the merger will occur.

Q:	Whom should I call with questions?

A:	Stockholders of Synergy should direct any questions regarding the special meeting of stockholders or the merger to Kevin M. McCloskey, Senior Vice President and Chief Operating Officer of Synergy, at (908) 272-3838 ext. 3292 or Synergy’s proxy solicitor, Georgeson Inc., at (212) 440-9800.

FORWARD-LOOKING STATEMENTS

This document, including the information or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) information regarding the expected future financial condition, results of operations and business of New York Community and Synergy before the merger and of New York Community after the merger; (ii) statements about the expected benefits of the merger, including future financial and operating results, cost savings, enhancements to revenues and accretion to reported earnings that may be realized from the merger; (iii) statements about New York Community’s and Synergy’s respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “potential,” “strive,” “try,” or other words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, loss of customers and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental and stockholder approval of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	delays or difficulties in the integration by New York Community of other acquired businesses;

•	general economic conditions and trends, either nationally or in some or all of the areas in which we and our customers conduct our respective businesses;

•	conditions in the securities markets or the banking industry;

•	changes in interest rates, which may affect our respective earnings and future cash flows, or the market values of our respective assets;

•	changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in the markets we serve;

•	changes in the financial or operating performance of our respective customers’ businesses;

•	changes in real estate values, which could impact the quality of the assets securing the loans in our respective loan portfolios;

•	changes in the quality or composition of our respective loan or investment portfolios;

•	changes in competitive pressures among financial institutions or from non-financial institutions;

•	changes in our customer bases;

•	potential exposure to unknown or contingent liabilities of companies that New York Community targets for acquisition;

•	our ability to retain key members of management;

•	our timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by our customers;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	any interruption in customer service due to circumstances beyond our control;

•	changes in New York Community’s dividend policy;

•

the outcome of pending or threatened litigation, or of other matters before regulatory agencies, or of matters resulting from regulatory examinations, whether currently existing or commencing in the future;

•	environmental conditions that exist or may exist on properties owned by, leased by, or mortgaged to New York Community or Synergy;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•

changes in legislation, regulation, and policies, including, but not limited to, banking, securities, tax, environmental, and insurance laws, regulations, and policies, and the ability to comply with such changes in a timely manner;

•	changes in accounting principles, policies, practices, or guidelines;

•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which we highly depend;

•	the ability to keep pace with, and implement on a timely basis, technological changes;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	war or terrorist activities;

•	other economic, competitive, governmental, regulatory, and geopolitical factors affecting our respective operations, pricing, and services; and

•	a materially adverse change in the financial condition or results of operations of New York Community or Synergy.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the Securities and Exchange Commission. Synergy stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, neither company undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

This summary highlights selected information included or incorporated by reference in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Synergy and New York Community into this document. For a description of this information, see “Where You Can Find More Information” on page 78. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 78. Each item in this summary includes a page reference directing you to a more complete description of that item.

The merger agreement is attached to this document as Appendix A. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger of Synergy with and into New York Community.

Parties to the Merger

New York Community Bancorp, Inc.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is the holding company for New York Community Bank and New York Commercial Bank. New York Community Bank operates 160 banking offices in New York City, Long Island, and Westchester County in New York and Essex, Union, Hudson, Monmouth, Ocean and Middlesex counties in New Jersey, including the 24 branches acquired through its acquisition of PennFed Financial Services, Inc. on April 2, 2007. New York Commercial Bank operates 27 branches in Manhattan, Queens, Brooklyn, Westchester County and Long Island, including 17 branches of Atlantic Bank. As of March 31, 2007, New York Community had consolidated assets of $28.0 billion, deposits of $12.4 billion and total stockholders’ equity of $3.7 billion. Following the April 2, 2007 acquisition of PennFed Financial Services, Inc., New York Community had consolidated assets of approximately $30.5 billion, deposits of approximately $14.0 billion and total stockholders’ equity of approximately $4.0 billion.

New York Community Bank operates its branches through eight local divisions, including Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, and CFS Bank in New York, and, in New Jersey, First Savings Bank of New Jersey, Ironbound Bank, and Penn Federal Savings Bank.

The principal executive office of New York Community is located at 615 Merrick Avenue, Westbury, New York 11590, and the telephone number at that address is (516) 683-4100.

Synergy Financial Group, Inc.

Synergy Financial Group, Inc. is the holding company for Synergy Bank and Synergy Financial Services, Inc. Synergy Bank is headquartered in Cranford, New Jersey and operates 20 banking offices in Middlesex, Monmouth and Union Counties, New Jersey. A 21st branch is scheduled to open in Mercer County in August, 2007. As of March 31, 2007, Synergy had consolidated assets of $966.5 million, deposits of $677.7 million and total stockholders’ equity of $99.6 million.

The principal executive office of Synergy is located at 310 North Avenue East, Cranford, New Jersey 07016, and the telephone number at that address is (908) 272-3838.

The Merger (page 30)

The merger agreement provides for the merger of Synergy with and into New York Community, with New York Community as the surviving corporation. It is expected that immediately after the merger is completed, Synergy Bank will merge with and into New York Community Bank, a wholly-owned subsidiary of New York Community, with New York Community Bank as the surviving institution.

What Synergy Stockholders Will Receive In the Merger (page 44)

As a result of the merger, each Synergy stockholder will receive 0.80 shares of New York Community common stock for each share of Synergy common stock held immediately before the merger. We sometimes refer to this 0.80-to-one ratio as the “exchange ratio.” New York Community will not issue any fractional shares. Synergy stockholders entitled to a fractional share instead will receive an amount in cash based on the closing sales price of New York Community common stock on the trading day immediately before the date on which the merger is completed.

Example: If you hold 113 shares of Synergy common stock at the time of the merger, you will receive 90 shares of New York Community common stock and a cash payment equal to the value of .40 shares of New York Community common stock that you otherwise would have received (113 x 0.80 = 90.40 shares).

Comparative Market Prices and Share Information (page 24)

New York Community common stock is listed on the New York Stock Exchange under the symbol “NYB.” Synergy common stock is quoted on the Nasdaq Global Market under the symbol “SYNF.” The following table sets forth the closing sale prices of New York Community common stock, as reported by the New York Stock Exchange, and of Synergy common stock, as reported by Nasdaq, on May 11, 2007, the last trading day before we announced the merger, and on July 27, 2007, the last practicable trading day before the printing of this document. This table also shows the implied value of one share of Synergy common stock, which we calculated by multiplying the closing price of New York Community common stock on those dates by 0.80.

	New York Community Common Stock		Synergy Common Stock		Implied Value of One Share of Synergy Common Stock
At May 11, 2007		$17.73		$14.12		$14.18
At July 27, 2007	$	•	$	•	$	•

The market prices of both New York Community common stock and Synergy common stock will fluctuate before the merger. Therefore, you should obtain current market quotations for New York Community common stock and Synergy common stock when calculating the implied value of a share of Synergy common stock.

New York Community may from time to time repurchase shares of New York Community common stock and purchase shares of Synergy common stock. During the course of the solicitation being made by this proxy statement-prospectus, New York Community may be bidding for and purchasing shares of Synergy common stock. Synergy may not repurchase shares of Synergy common stock before the merger without New York Community’s consent. See “The Merger and the Merger Agreement—Conduct of Business Pending the Merger.”

The Merger is Structured as a Tax-Free Transaction to Synergy Stockholders (page 59)

The merger has been structured to qualify as a tax-free reorganization for federal income tax purposes. Assuming the merger is a reorganization, holders of Synergy common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Synergy common stock for New York Community common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of New York Community common stock.

The federal income tax consequences described above may not apply to some holders of Synergy common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Your Board of Directors Recommends Stockholder Approval of the Merger (page 32)

The Board of Directors of Synergy believes that the merger presents a unique opportunity to merge with a leading community financial institution in the New York metropolitan area.

As a result, and for the reasons outlined on page 33, Synergy’s Board of Directors unanimously approved the merger agreement. Synergy’s Board of Directors believes that the merger and the merger agreement are advisable and in the best interests of Synergy and its stockholders and unanimously recommends that you vote “FOR” approval of the merger.

Synergy’s Financial Advisor Believes the Merger Consideration is Fair to Stockholders (page 34 and Appendix B)

In connection with the merger, the Board of Directors of Synergy received the written opinion of its financial advisor, Sandler O’Neill & Partners, L.P., as to the fairness, from a financial point of view, of the exchange ratio. The full text of the opinion of Sandler O’Neill & Partners, L.P., dated as of the date of the merger agreement, May 13, 2007, is included in this document as Appendix B. Synergy encourages you to read the entire opinion carefully for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill & Partners, L.P. The opinion of Sandler O’Neill & Partners, L.P. is directed to Synergy’s Board of Directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. Sandler O’Neill & Partners, L.P. will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Stockholders of Synergy (page 25)

Synergy will hold a special meeting of its stockholders on September 18, 2007, at 11 a.m. New Jersey time, at The Westwood, located at 438 North Avenue, Garwood, New Jersey 07027. At the special meeting of stockholders, you will be asked to vote to approve the merger.

You may vote at the special meeting of stockholders if you were a stockholder of record of Synergy common stock at the close of business on the record date of July 27, 2007. On that date, there were • shares of Synergy common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of Synergy common stock you owned on the record date, provided, however, that under Synergy’s certificate of incorporation, with limited exception, persons who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of common stock are not entitled or permitted to vote with respect to the shares held in excess of this 10% limit.

Even if you expect to attend the special meeting of stockholders, Synergy recommends that you promptly vote by completing, signing, dating and returning your proxy card in the enclosed postage-paid envelope. If your shares are held in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can vote by telephone or via the Internet.

Stockholder Vote Required (page 26)

Approval of the merger requires the affirmative vote of a majority of the votes cast at the special meeting. As of the record date, directors and executive officers of Synergy beneficially owned • shares of Synergy common stock entitled to vote at the special meeting of stockholders. This represents approximately •% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” approval of the merger.

Dissenters’ Rights (page 27)

Synergy is incorporated under the laws of the State of New Jersey. Under the New Jersey Business Corporation Act, holders of Synergy common stock do not have the right to obtain an appraisal of the value of their shares of Synergy common stock in connection with the merger.

Interests of Synergy’s Directors and Executive Officers in the Merger that are Different from Yours (page 46)

In considering the recommendation of the Board of Directors of Synergy to approve the merger, you should be aware that certain executive officers and directors of Synergy have employment and other compensation agreements or plans that give them interests in the merger that may differ from, or be in addition to, their interests as Synergy stockholders.

Conditions to the Merger (page 55)

Completion of the merger depends on a number of conditions being satisfied or, in certain cases, waived, including the following:

•	Synergy stockholders shall have approved the merger agreement;

•	the accuracy of Synergy’s and New York Community’s respective representations and warranties under the merger agreement as of the date of the merger agreement and on the closing date of the merger;

•	performance in all material respects by New York Community and Synergy of their respective obligations under the merger agreement;

•

receipt of all required regulatory approvals without any condition that would have a material adverse effect on the combined company or that would materially impair the value of Synergy to New York Community, and the expiration of all statutory waiting periods;

•	no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger or the bank merger illegal;

•

no stop order suspending the effectiveness of New York Community’s registration statement, of which this document is a part, shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of New York Community common stock to be issued to Synergy stockholders in the merger shall have been approved for listing on the New York Stock Exchange;

•	since December 31, 2006, New York Community has not suffered an event that has or is reasonably likely to have a material adverse effect as defined in the merger agreement; and

•	since December 31, 2006, Synergy has not suffered an event that has or is reasonably likely to have a material adverse effect as defined in the merger agreement.

We cannot be certain when or if the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Regulatory Approvals Required For the Merger (page 56)

We cannot complete the merger without the prior approval of the Board of Governors of the Federal Reserve System (or a waiver of such approval requirement), the New York State Banking Department and the Federal Deposit Insurance Corporation. New York Community is in the process of seeking these approvals and has requested and received a waiver of the approval requirement of the Federal Reserve Board. Synergy is also required to submit a notice relating to the merger to the Office of Thrift Supervision and has done so. While we do not know of any reason why New York Community would not be able to obtain the necessary approvals or waivers in a timely manner, we cannot assure you that these approvals or waivers will be received, or what the timing may be, or that these approvals or waivers will not be subject to one or more conditions that give New York Community the right not to proceed with the merger.

No Solicitation (page 57)

Synergy has agreed, subject to certain limited exceptions, not to engage in discussions with another party regarding a business combination with such other party while the merger with New York Community is pending.

Termination of the Merger Agreement (page 57)

New York Community and Synergy may mutually agree at any time to terminate the merger agreement and not complete the merger, even if the Synergy stockholders have approved the merger. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by January 31, 2008, if the required regulatory approvals are not received or if the other party breaches its agreements under the merger agreement. Synergy also may terminate the merger agreement if New York Community’s stock price falls below certain thresholds set forth in the merger agreement and, in such event, New York Community does not increase the merger consideration payable to Synergy stockholders according to a prescribed formula.

Termination Fee (page 58)

If the merger is terminated pursuant to specified situations in the merger agreement, Synergy may be required to pay a cash termination fee to New York Community of $6.0 million. The termination fee requirement may discourage other companies from trying or proposing to combine with Synergy before the merger is completed.

Certain Differences in Stockholder Rights (page 63)

The rights of Synergy stockholders who continue as New York Community stockholders after the merger will be governed by Delaware law and the certificate of incorporation and bylaws of New York Community rather than by New Jersey law and the certificate of incorporation and bylaws of Synergy.

Expected Merger Completion Date (page 45)

The merger will occur only after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will be completed during the fourth quarter of 2007.

Synergy’s Dividend Policy (page 52)

Synergy currently pays a quarterly cash dividend of $0.07 per share. Under the terms of the merger agreement, Synergy may continue to pay a regular quarterly cash dividend of no more than $0.07 per share with payment and record dates consistent with past practice. However, the last quarterly dividend by Synergy before the effective time of the merger shall be coordinated with New York Community so that Synergy’s stockholders do not receive dividends on both Synergy common stock and New York Community common stock received in the merger during the same quarter, or fail to receive a dividend on either the Synergy common stock or the New York Community common stock to be received in the merger in respect to such quarter. Additionally, if the merger has not been consummated before the record date for New York Community’s cash dividend payable during the quarter ending December 31, 2007, in lieu of Synergy’s regular cash dividend, Synergy may pay a special cash dividend for such quarter (and for each subsequent quarter before the effective time of the merger) in a per share amount equal to the then-current New York Community cash dividend multiplied by the exchange ratio.

Risk Factors (page 11)

You should carefully consider these risk factors in deciding whether to vote for approval of the merger agreement.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Risks Related to the Merger

Because the market price of New York Community common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock, with cash paid in lieu of fractional New York Community shares. There will be no adjustment to this exchange ratio for changes in the market price of New York Community common stock, except in limited circumstances. Accordingly, any change in the price of New York Community common stock will affect the value of the consideration you will receive in the merger. The closing prices of New York Community common stock on May 11, 2007, the last trading day before the public announcement of the merger, and on July 27, the latest practicable date before the printing of this proxy statement- prospectus, were $17.73 and $•, respectively, resulting in implied values per Synergy share, based on the exchange ratio, of $14.18 and $•, respectively. While Synergy will have the right to terminate the merger agreement in the event of a specified decline in the market value of New York Community common stock relative to the value of a designated market index unless New York Community elects to increase the aggregate merger consideration (see “The Merger and the Merger Agreement—Termination; Amendment; Waiver”), Synergy is not otherwise permitted to terminate the merger agreement or to re-solicit the vote of its stockholders solely because of changes in the market price of New York Community common stock.

New York Community common stock could decline in value after the merger. For example, during the twelve-month period ended on July 27, 2007 (the most recent practicable date before the printing of this proxy statement-prospectus), the closing price of New York Community common stock ranged from a low of $• to a high of $• and ended that period at $•. The market value of New York Community common stock fluctuates based upon a variety of factors, including general market and economic conditions, New York Community’s business and prospects and other factors, many of which are beyond New York Community’s control.

New York Community may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, New York Community’s ability to realize anticipated cost savings and to operate the business of Synergy in a manner that does not materially disrupt the existing customer relationships of Synergy nor result in decreased revenues resulting from any loss of customers, and permits growth opportunities to occur. If New York Community is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or may take longer to realize than expected.

New York Community and Synergy have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the post-merger integration process could result in the loss of key employees, the disruption of Synergy’s ongoing businesses, or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of New York Community to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

The fairness opinion obtained by Synergy from its financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Synergy has not obtained an updated opinion as of the date of this document from Sandler O’Neill & Partners, L.P., Synergy’s financial advisor. Changes in the operations and prospects of New York Community or

Synergy, general market and economic conditions and other factors which may be beyond the control of New York Community and Synergy, and on which the fairness opinion was based, may alter the value of New York Community or Synergy or the market price of New York Community common stock or Synergy common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than May 13, 2007, the date of such opinion. For a description of the opinion that Synergy received from Sandler O’Neill & Partners, L.P, please refer to “The Merger Agreement and the Merger—Fairness Opinion of Synergy’s Financial Advisor.”

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Synergy.

Until the completion of the merger, with some exceptions, Synergy is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than New York Community. In addition, Synergy has agreed to pay a termination fee to New York Community in specified circumstances. These provisions could discourage other companies from trying to acquire Synergy even though those other companies might be willing to offer greater value to Synergy’s stockholders than New York Community has offered in the merger. The payment of the termination fee could also have a material adverse effect on Synergy’s financial condition and results of operations. See “The Merger Agreement and the Merger—Termination; Amendment; Waiver.”

Synergy’s directors and executive officers have interests in the merger besides those of stockholders.

Executive officers of Synergy negotiated the terms of the merger agreement with New York Community, and Synergy’s Board of Directors unanimously approved the merger agreement and recommended that Synergy stockholders vote to approve the merger. In considering these facts and the other information contained in this document, you should be aware that Synergy’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Synergy’s stockholders generally. See “The Merger Agreement and the Merger—Interests of Directors and Executive Officers in the Merger” for information about these financial interests.

Risks About New York Community

New York Community’s income is subject to interest rate risk.

New York Community’s primary source of income is net interest income, which is the difference between the interest income generated by the interest-earning assets of its principal banking subsidiaries (consisting primarily of loans and, to a lesser extent, securities) and the interest expense generated by the interest-bearing liabilities of such subsidiaries (consisting primarily of deposits and wholesale borrowings).

The level of net interest income is a function of the average balance of New York Community’s interest-earning assets, the average balance of its interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of its interest-earning assets and its interest-bearing liabilities which, in turn, are affected by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the “FOMC”) and market interest rates.

The cost of New York Community’s deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the FOMC. However, the yields on its loans and securities are typically driven by intermediate-term (i.e., five-year) interest rates, which are set by the market and generally vary daily. The level of net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on its interest-bearing liabilities increase at a faster pace than the interest rates on its interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in the earnings of New York Community. New York Community’s net interest income and earnings would be similarly impacted were the interest rates on its interest-earning assets to decline more quickly than the interest rates on its interest-bearing liabilities.

In addition, such changes in interest rates could affect its ability to originate loans and attract and retain deposits; the fair value of its financial assets and liabilities; and the average life of its loan and securities portfolios.

Changes in interest rates could also have an effect on the level of loan refinancing activity which, in turn, would impact the level of prepayment penalties New York Community receives on its multi-family and commercial real estate loans. As prepayment penalties are recorded as interest income, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income generated by New York Community during that time.

Changes in interest rates could also have an effect on the slope of the yield curve. A flat to inverted yield curve could cause New York Community’s net interest income and net interest margin to contract, which could have a material adverse effect on its net income and cash flows and the value of its assets.

New York Community is subject to credit risk.

Risks stemming from New York Community’s lending activities:

New York Community’s business strategy emphasizes the origination of multi-family loans and, to a lesser extent, commercial real estate, construction, and business loans, all of which are generally larger, and have higher risk-adjusted returns and shorter maturities than one-to-four family mortgage loans. At March 31, 2007, its multi-family, commercial real estate, construction and business loan portfolios totaled $19.0 billion, and represented 98.7% of total loans. Its credit risk would ordinarily be expected to increase with the growth of these loan portfolios.

While New York Community’s record of asset quality has historically been solid, multi-family and commercial real estate properties are generally believed to involve a greater degree of credit risk than one-to-four family loans. In addition, payments on multi-family and commercial real estate loans generally depend on the income produced by the underlying properties which, in turn, depends on their successful operation and management. Accordingly, the ability of New York Community’s borrowers to repay these loans may be impacted by adverse conditions in the local real estate market and the local economy. While it seeks to minimize these risks through its underwriting policies, which generally require that such loans be qualified on the basis of the property’s cash flows, appraised value, and debt service coverage ratio, among other factors, there can be no assurance that New York Community’s underwriting policies will protect it from credit-related losses or delinquencies.

Construction financing typically involves a greater degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development, compared to the estimated costs (including interest) of construction. If the estimate of value proves to be inaccurate, the loan may be under-secured. While New York Community seeks to minimize these risks by maintaining consistent lending policies and rigorous underwriting standards, a downturn in the local economy or real estate market could have a material adverse effect on the quality of its construction loan portfolio, thereby resulting in material losses or delinquencies.

Risks stemming from New York Community’s focus on lending in the New York metropolitan region:

New York Community’s business depends significantly on general economic conditions in the New York metropolitan region, where the majority of the buildings, properties and businesses securing its loans are located.

Unlike larger national or superregional banks that serve a broader and more diverse geographic region, its lending is primarily concentrated in New York City and the surrounding markets of Nassau, Suffolk, and Westchester counties in New York, and Essex, Hudson, Union Monmouth, Ocean and Middlesex counties in New Jersey.

Accordingly, the ability of New York Community’s borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in the region or changes in the local real estate market. A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism, or other factors beyond its control could therefore have an adverse effect on its financial condition and results of operations. In addition, because multi-family and commercial real estate loans represent the majority of its loans outstanding, a decline in tenant occupancy due to such factors or for other reasons, could adversely impact the ability of property owners to repay their loans on a timely basis, which could have a negative impact on its results of operations.

New York Community is subject to certain risks in connection with the level of its allowance for loan losses.

A variety of factors could cause New York Community’s borrowers to default on their loan payments and the collateral securing such loans to be insufficient to pay any remaining indebtedness. In such an event, it could experience significant loan losses, which could have a material adverse effect on its financial condition and results of operations.

In the process of originating a loan, New York Community makes various assumptions and judgments about the ability of the borrower to repay it timely, based on the cash flows produced by the building, property or business; the value of the real estate or other assets serving as collateral; and the creditworthiness of the borrower, among other factors.

New York Community also establishes an allowance for loan losses through an assessment of probable losses in each of its loan portfolios. Several factors are considered in this process, including historical and projected default rates and loss severities; internal risk ratings; loan size; economic, industry, and environmental factors; and loan impairment, as defined by the Financial Accounting Standards Board. If its assumptions and judgments regarding such matters prove to be incorrect, its allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on its earnings could be material.

In addition, as it continues to grow its loan portfolio, New York Community may decide to increase the allowance for loan losses by making additional provisions, which would adversely impact its operating results. Furthermore, bank regulators may require it to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of its loan portfolio, its underwriting procedures, and its loan loss allowance. Any increase in its allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on New York Community’s financial condition and results of operations.

New York Community faces significant competition for loans and deposits.

New York Community faces significant competition for loans and deposits from other banks and financial institutions, both within and beyond its local marketplace. Within the New York metropolitan region, it competes with commercial banks, savings banks, credit unions, and investment banks for deposits, and with the same financial institutions and others (including mortgage brokers, finance companies, mutual funds, insurance companies, and brokerage houses) for loans. It also competes with companies that solicit loans and deposits over the Internet.

Many of its competitors (including money center, national, and superregional banks) have substantially greater resources and higher lending limits than it does, and may offer certain services that it does not, or cannot, provide. Because its profitability stems from its ability to attract deposits and originate loans, its continued ability to compete for depositors and borrowers is critical to its success.

New York Community’s success as a competitor depends on a number of factors, including its ability to develop, maintain, and build upon long-term relationships with its customers by providing them with convenience, in the form of multiple branch locations and extended hours of service; access, in the form of alternative delivery channels, such as online banking, banking by phone, and ATMs; a broad and diverse selection of products and services; interest rates and service fees that compare favorably with those of its competitors; and skilled and knowledgeable personnel to assist its customers with their financial needs. External factors that may impact its ability to compete include changes in local economic conditions and real estate values, changes in interest rates, and the consolidation of banks and thrifts within its marketplace.

New York Community is subject to certain risks in connection with its strategy of growing through mergers and acquisitions.

Merger transactions have contributed significantly to New York Community’s growth in the past six years, and continue to be a key component of its business model. Accordingly, it is possible that it could acquire other financial institutions, financial service providers, or branches of banks in the future. However, its ability to engage in future transactions depends on its ability to identify suitable merger partners, its ability to finance and complete such acquisitions on acceptable terms and at acceptable prices, and its ability to receive the necessary regulatory approvals and, where required, shareholder approvals.

Furthermore, mergers and acquisitions, including the proposed acquisition of Synergy, involve a number of risks and challenges, including the diversion of management’s attention; the need to integrate acquired operations, internal controls, and regulatory functions; the potential loss of key employees and customers of the acquired companies; and an increase in expenses and working capital requirements.

Any of these factors, among others, could adversely affect New York Community’s ability to achieve the anticipated benefits of the acquisitions it undertakes.

New York Community may not be able to attract and retain key personnel.

To a large degree, New York Community’s success depends on its ability to attract and retain key personnel whose expertise, knowledge of its market, and years of industry experience would make them difficult to replace. Competition for skilled leaders in its industry can be intense, and it may not be able to hire or retain the people it would like to have working for it. The unexpected loss of services of one or more of its key personnel could have a material adverse impact on its business, given the specialized knowledge of such personnel, and the difficulty of finding qualified replacements on a timely basis. To attract and retain personnel with the skills and knowledge to support its business, it offers a variety of benefits which may negatively impact its earnings.

New York Community is subject to environmental liability risk associated with its lending activities.

A significant portion of New York Community’s loan portfolio is secured by real property. During the ordinary course of business, it may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, it may be liable for remediation costs, as well as for personal injury and property damage. In addition, it owns and operates certain properties that may be subject to similar environmental liability risks.

Environmental laws may require it to incur substantial expenses and may materially reduce the affected property’s value or limit its ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase its exposure to environmental liability. Although it has policies and procedures requiring the performance of an environmental site assessment before initiating any foreclosure action on real property, these assessments may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on its financial condition and results of operations.

New York Community’s business may be adversely affected by acts of war or terrorism.

Acts of war or terrorism could have a significant adverse impact on New York Community’s ability to conduct its business. Such events could affect the ability of its borrowers to repay their loans, could impair the value of the collateral securing its loans, and could cause significant property damage, thus increasing its expenses and/or reducing its revenues. In addition, such events could affect the ability of its depositors to maintain their deposits with its subsidiaries, New York Community Bank and New York Commercial Bank.

Although New York Community has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on its business which, in turn, could have a material adverse effect on its financial condition and results of operations.

New York Community is subject to changes in laws and regulations.

New York Community is subject to extensive regulation, supervision, and examination by the New York State Banking Department, which is the chartering authority for both New York Community Bank and New York Commercial Bank; by the Federal Deposit Insurance Corporation, as the insurer of its subsidiary banks’ deposits; and by the Board of Governors of the Federal Reserve System. Such regulation and supervision governs the activities in which a bank holding company and its banking subsidiaries may engage, and is intended primarily for the protection of the Deposit Insurance Fund, depositors, and the banking system in general. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company, the classification of assets by a bank, and the adequacy of a bank’s allowance for loan losses, among other matters. Any change in such regulation and supervision, whether in the form of regulatory policy, regulations, legislation, rules, orders, enforcement actions, or decisions, could have a material impact on New York Community, its subsidiary banks, and its operations.

Its operations are also subject to extensive legislation enacted, and regulation implemented, by other federal, state, and local governmental authorities, and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. While it believes that it complies in all material respects with applicable federal, state, and local laws, rules, and regulations, it may be subject to future changes in such laws, rules, and regulations that could have a material impact on its results of operations.

New York Community is subject to litigation risk.

In the normal course of business, New York Community or its subsidiary banks may become subject to various litigation matters, the outcome of which may have a direct material impact on its financial position and daily operations. Please see the discussion under Part II, Item 1 of New York Community’s Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference, for a discussion of certain existing and threatened litigation.

New York Community is subject to certain risks in connection with its use of technology.

Risks associated with systems failures, interruptions, or breaches of security:

Communications and information systems are essential to the conduct of New York Community’s business, as it uses such systems to manage its customer relationships, its general ledger, its deposits, and its loans. While it has established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of its security systems could deter customers from using its web site and its online banking service, both of which involve the transmission of confidential information. Although it relies on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect its systems from compromises or breaches of security.

In addition, it outsources its data processing to certain third-party providers. If its third-party providers encounter difficulties, or if it has difficulty in communicating with them, its ability to adequately process and account for customer transactions could be affected, and its business operations could be adversely effected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage its reputation and result in a loss of customers and business, could subject it to additional regulatory scrutiny, or could expose it to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on its financial condition and results of operations.

Risks associated with changes in technology:

The provision of financial products and services has become increasingly technology-driven. New York Community’s ability to meet the needs of its customers competitively, and in a cost-efficient manner, depends on its ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of its competitors have greater resources to invest in technology than it does and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so on its part could have a material adverse effect on its business and therefore on its financial condition and results of operations.

New York Community relies on the dividends it receives from its subsidiaries.

New York Community is a separate and distinct legal entity from its subsidiaries, and a substantial portion of the revenues it receives consists of dividends from its subsidiary banks. These dividends are the primary funding source for the dividends it pays on its common stock and the interest and principal payments on its debt. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, its right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary may be subject to the prior claims of the subsidiary’s creditors. If New York Community Bank and New York Commercial Bank are unable to pay dividends to New York Community, it may not be able to service its debt, pay its obligations, or pay dividends on its common stock. The inability to receive dividends from New York Community Bank and New York Commercial Bank could therefore have a material adverse effect on its business, its financial condition, and its results of operations, as well as its ability to maintain or increase the current level of cash dividends paid to New York Community stockholders.

Various factors could make a takeover attempt of New York Community more difficult to achieve.

Certain provisions of New York Community’s certificate of incorporation and bylaws, in addition to certain federal banking laws and regulations, could make it more difficult for a third party to acquire New York Community without the consent of the Board of Directors, even if doing so were perceived to be beneficial to New York Community’s shareholders. These provisions also make it more difficult to remove its current Board of Directors or management or to appoint new directors, and also regulate the timing and content of stockholder proposals and nominations, and qualification for service on the Board of Directors. In addition, New York Community has entered into employment agreements with certain executive officers that would require payments to be made to them in the event that their employment were terminated following a change in control of New

York Community or New York Community Bank and New York Commercial Bank. These payments may have the effect of increasing the costs of acquiring New York Community. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which could adversely impact the market price of its common stock. See “Discussion of Anti-Takeover Protection in New York Community Bancorp, Inc.’s Certificate of Incorporation and Bylaws.”

Various factors could impact the price and trading activity in New York Community common stock.

The price of New York Community’s common stock can fluctuate significantly in response to a variety of factors, including, but not limited to: actual or anticipated variations in New York Community’s quarterly results of operations; earnings estimates and recommendations of securities analysts; the performance and stock price of other companies that investors and analysts deem comparable to New York Community; news reports regarding trends and issues in the financial services industry; actual or anticipated changes in the economy, the real estate market, and interest rates; speculation regarding New York Community’s involvement in industry consolidation; New York Community’s capital markets activities; mergers and acquisitions involving New York Community’s peers; delays in, or a failure to realize the anticipated benefits of, an acquisition; speculation about, or an actual change in, dividend payments; changes in legislation or regulation impacting the financial services industry in particular, or publicly traded companies in general; regulatory enforcement or other actions against New York Community or New York Community Bank or New York Commercial Bank; threats of terrorism or military conflicts; and general market fluctuations. Fluctuations in stock price may make it more difficult for you to sell New York Community common stock at an attractive price.

SELECTED HISTORICAL FINANCIAL DATA FOR

NEW YORK COMMUNITY BANCORP, INC.

AND SYNERGY FINANCIAL GROUP, INC.

New York Community Bancorp, Inc. Selected Historical Financial Data

Set forth below are highlights derived from New York Community’s consolidated financial statements as of and for the years ended December 31, 2002 through 2006, and as of and for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. New York Community’s management prepared the interim unaudited information on the same basis as it prepared New York Community’s annual audited consolidated financial statements. In the opinion of New York Community’s management, the interim information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the interim data for those dates and periods. You should read this information in conjunction with New York Community’s consolidated financial statements and related notes included in New York Community’s Annual Report on Form 10-K for the year ended December 31, 2006, and New York Community’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this proxy statement-prospectus and from which this information is derived in part. See “Where You Can Find More Information” on page 78. Three-month ratios have been annualized.

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars and share amounts in thousands, except per share data)
Earnings Summary:
Interest income	$369,401	$327,635	$1,408,700	$1,179,018	$1,190,245	$776,856	$610,695
Interest expense	223,213	190,737	847,134	583,651	390,902	244,185	226,251

Net interest income	146,188	136,898	561,566	595,367	799,343	532,671	384,444
Provision for loan losses	—	—	—	—	—	—	—

Net interest income after provision for loan losses	146,188	136,898	561,566	595,367	799,343	532,671	384,444
Non-interest income (loss)	24,081	19,176	88,990	97,701	(62,303)	136,291	90,632
Non-interest expense	74,347	58,625	301,842	248,354	205,072	176,280	139,062

Income before income tax expense	95,922	97,449	348,714	444,714	531,968	492,682	336,014
Income tax expense	31,103	31,074	116,129	152,629	176,882	169,311	106,784

Net income	$64,819	$66,375	$232,585	$292,085	$355,086	$323,371	$229,230

Share Data(1):
Weighted average common shares outstanding:
Basic	293,324	266,949	284,877	260,412	259,825	189,827	180,894
Diluted	294,704	268,620	286,261	262,498	266,838	196,303	183,226
Basic earnings per common share:	$0.22	$0.25	$0.82	$1.12	$1.37	$1.70	$1.27
Diluted earnings per common share:	0.22	0.25	0.81	1.11	1.33	1.65	1.25
Cash dividends paid per common share	0.25	0.25	1.00	1.00	0.96	0.66	0.43
Book value per common share	12.58	12.39	12.56	12.43	12.23	11.40	7.29

Balance Sheet Summary:
Securities available for sale	$1,919,375	$2,209,609	$1,940,787	$2,379,214	$3,108,109	$6,277,034	$3,952,130
Securities held to maturity	2,822,398	3,186,940	2,985,197	3,258,038	3,972,614	3,222,898	549,532
Loans, net	19,201,930	18,063,742	19,567,502	16,948,697	13,317,987	10,422,078	5,443,572
Total assets	27,977,914	27,137,024	28,482,370	26,283,705	24,037,826	23,441,337	11,313,092
Total deposits	12,413,905	12,303,182	12,619,004	12,104,899	10,402,117	10,329,106	5,256,042
Stockholders’ equity	3,711,606	3,324,626	3,689,837	3,324,877	3,186,414	2,868,657	1,323,512

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)

Performance Ratios:
Return on average assets	0.92%	0.99%	0.83%	1.17%	1.42%	2.26%	2.29%
Return on average stockholders’ equity	7.19	8.04	6.57	9.15	11.24	20.74	19.95
Dividend payout ratio	113.64	100.00	123.46	90.09	72.18	39.89	34.23
Average equity to average assets	12.77	12.33	12.60	12.83	12.65	10.90	11.47
Net interest margin(2)	2.32	2.28	2.27	2.74	3.70	4.15	4.44
Efficiency ratio(3)	40.73	35.44	39.41	34.14	26.27	25.32	25.32

Asset Quality Ratios:
Allowance for loan losses to total loans	0.44%	0.44%	0.43%	0.47%	0.58%	0.75%	0.74%
Non-performing loans(4)	$24,615	$25,508	$21,203	$27,563	$28,148	$34,338	$16,342
Non-performing loans to total net loans(4)	0.13%	0.14%	0.11%	0.16%	0.21%	0.33%	0.30%
Non-performing assets to total assets(5)	0.09%	0.10%	0.08%	0.11%	0.12%	0.15%	0.15%

(1)	Reflects shares issued as a result of 4-for-3 stock splits on May 21, 2003 and February 17, 2004.
(2)	Net interest margin represents net interest income divided by the average amount of interest-earning assets.
(3)	Efficiency ratio represents operating expenses divided by the sum of net interest income and non-interest income (loss).
(4)	Non-performing loans consist of all non-accrual loans and other loans delinquent 90 days or more.
(5)	Non-performing assets consist of all non-performing loans and other real estate owned.

Synergy Financial Group, Inc. Selected Historical Financial Data

Set forth below are highlights derived from Synergy’s consolidated financial statements as of and for the fiscal years ended December 31, 2002 through 2006, and as of and for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations for the full fiscal year or any other interim period. Synergy’s management prepared the interim unaudited information on the same basis as it prepared Synergy’s annual audited consolidated financial statements. In the opinion of Synergy’s management, the interim information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates and periods. You should read this information in conjunction with Synergy’s consolidated financial statements and related notes included in Synergy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Synergy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this proxy statement-prospectus and from which this information is derived in part. See “Where You Can Find More Information” on page 78 of this proxy statement-prospectus. Three-month ratios have been annualized.

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)
Earnings Summary:
Interest income	$14,130	$13,276	$55,263	$46,761	$36,549	$30,199	$23,454
Interest expense	8,689	6,899	31,528	21,748	13,192	10,686	9,044

Net interest income	5,441	6,377	23,735	25,013	23,357	19,513	14,410
Provision for loan losses	56	416	969	1,860	1,492	1,115	1,077

Net interest income after provision for loan losses	5,385	5,961	22,766	23,153	21,865	18,398	13,333
Non-interest income	1,019	876	3,835	3,580	3,059	2,449	1,595
Non-interest expenses	5,083	5,166	20,316	19,680	18,305	15,524	11,697

Income before income tax expense	1,321	1,671	6,285	7,053	6,619	5,323	3,231
Income tax expense	480	622	2,190	2,560	2,416	1,911	1,200

Net income	$841	$1,049	$4,095	$4,493	$4,203	$3,412	$2,031

Share Data:
Weighted average common shares outstanding:
Basic	10,481	10,358	10,376	10,911	11,009	3,235	—
Diluted	10,910	10,671	10,760	11,306	11,276	3,260	—
Basic earnings per common share:	$0.08	$0.10	$0.39	$0.41	$0.38	$1.05	NM	(1)
Diluted earnings per common share:	0.08	0.10	0.38	0.40	0.37	1.05	NM	(1)
Cash dividends paid per common share	0.06	0.05	0.22	0.18	0.08	—	—
Book value per common share	8.75	8.27	8.65	8.25	8.36	12.24	11.32

Balance Sheet Summary:
Securities held to maturity	$74,737	$91,054	$77,917	$95,621	$110,584	$33,214	$17,407
Securities available for sale	63,615	79,972	68,417	85,319	134,360	123,779	62,303
Loans receivable, net	754,465	746,770	765,001	733,183	561,687	434,585	319,423
Total assets	966,540	979,168	986,326	973,887	860,677	628,618	431,275
Total deposits	677,687	671,170	645,816	606,471	538,916	473,535	354,142
Stockholders’ equity	99,609	93,966	98,500	95,250	104,042	40,928	37,872

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)
Performance Ratios:
Return on average assets	0.35%	0.43%	0.42%	0.49%	0.55%	0.62%	0.55%
Return on average stockholders’ equity	3.45	4.50	4.30	4.46	4.20	9.77	8.11
Dividend payout ratio	75.00	50.00	57.89	45.00	31.57	0.00	0.00
Average equity to average assets	10.16	9.65	9.68	10.97	13.20	6.37	6.74
Net interest margin(2)	2.37	2.73	2.53	2.85	3.22	3.76	4.11
Efficiency ratio(3)	78.68	71.23	73.69	68.83	69.30	70.69	73.08

Asset Quality Ratios:
Allowance for loan losses to total loans	0.78%	0.78%	0.78%	0.78%	0.78%	0.75%	0.69%
Non-performing loans(4)	$370	$359	$422	$382	$264	$348	$449
Non-performing loans to total loans, net(4)	0.05%	0.05%	0.06%	0.05%	0.05%	0.08%	0.14%
Non-performing assets to total assets(5)	0.04%	0.04%	0.04%	0.04%	0.03%	0.06%	0.10%

(1)	Not meaningful.
(2)	Net interest margin represents net interest income divided by the average amount of interest-earning assets.
(3)	Efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Non-performing loans consist of all non-accrual loans and other loans delinquent 90 days or more.
(5)	Non-performing assets consist of all non-performing loans and other real estate owned. For all periods presented, Synergy had no other real estate owned.

COMPARATIVE PER SHARE DATA

The following table provides information about New York Community’s and Synergy’s earnings per common share, dividends per common share and book value per common share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we have assumed that we were merged on the dates or at the beginning of the periods indicated.

The information listed as “per equivalent Synergy share” was obtained by multiplying the pro forma amounts by the exchange ratio of 0.80. New York Community anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenues. The pro forma information, while helpful in illustrating the financial characteristics of New York Community following the merger under one set of assumptions, does not reflect these anticipated benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of New York Community would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented and incorporated by reference in this document.

	New York Community Historical	Synergy Historical	Pro Forma Combined (1) (2) (3)	Per Equivalent Synergy Share
Book value per common share:
At March 31, 2007	$12.58	$8.75	$12.38	$9.90
Cash dividends declared per common share:
Three months ended March 31, 2007	$0.25	$0.06	$0.25	$0.20
Year ended December 31, 2006	1.00	0.23	1.00	0.80
Diluted earnings per common share:
Three months ended March 31, 2007	$0.22	$0.08	$0.22	$0.18
Year ended December 31, 2006	0.81	0.38	0.82	0.66

(1)	Pro forma dividends per share represent New York Community’s historical dividends per share.
(2)	The pro forma combined book value per share of New York Community common stock is based upon the pro forma combined common stockholders’ equity for New York Community and Synergy divided by the total pro forma common shares of the combined entities.
(3)	The pro forma combined diluted earnings per share is based upon the pro forma combined earnings for New York Community and Synergy divided by the total average pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

New York Community common stock is listed on the New York Stock Exchange under the symbol NYB. Synergy common stock is listed on the NASDAQ Global Market under the symbol SYNF. The following table lists the high and low prices per share for New York Community common stock and Synergy common stock and the cash dividends declared by each company for the periods indicated.

	New York Community Common Stock			Synergy Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
March 31, 2005	$20.63	$17.10	$0.25	$13.44	$11.35	$0.04
June 30, 2005	18.64	17.19	0.25	12.44	11.01	0.05
September 30, 2005	19.04	15.85	0.25	12.50	11.70	0.05
December 31, 2005	17.29	15.69	0.25	13.00	11.32	0.05
March 31, 2006	18.23	16.33	0.25	14.53	12.36	0.05
June 30, 2006	17.70	15.70	0.25	15.40	13.88	0.06
September 30, 2006	16.85	16.06	0.25	16.25	14.71	0.06
December 31, 2006	16.86	15.70	0.25	16.60	15.75	0.06
March 31, 2007	17.62	16.08	0.25	16.69	15.04	0.06
June 30, 2007	17.95	16.77	0.25	15.77	13.27	0.07
September 30, 2007 (through July 27, 2007)

You should obtain current market quotations for New York Community common stock, as the market price of New York Community common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of July 27, 2007, there were approximately • holders of record of New York Community common stock. As of July 27, 2007, there were approximately • holders of record of Synergy common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of New York Community’s Board of Directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of New York Community, applicable state law and government regulations and other factors deemed relevant by New York Community’s Board of Directors.

On May 11, 2007, the trading day immediately preceding the public announcement of the merger, and on July 27, 2007, the last practicable trading day before the printing of this document, the closing prices of New York Community common stock as reported on the New York Stock Exchange were $17.73 per share and $• per share, respectively, and the closing prices of Synergy common stock as reported on the Nasdaq Global Market were $14.12 per share and $• per share, respectively.

SPECIAL MEETING OF SYNERGY FINANCIAL GROUP, INC. STOCKHOLDERS

Date, Place and Time

Synergy is mailing on or about •, 2007 this proxy statement-prospectus to you as a Synergy stockholder. With this document, Synergy is sending you a notice of the Synergy special meeting of stockholders and a form of proxy that is solicited by the Synergy Board of Directors. The special meeting will be held on September 18, 2007 at 11:00 a.m., New Jersey time, at The Westwood, located at 438 North Avenue, Garwood, New Jersey 07027.

Matters to be Considered

The purpose of the special meeting of stockholders is to vote on the approval of the merger of Synergy with and into New York Community pursuant to the merger agreement. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders for the purpose of allowing additional time to solicit proxies to vote in favor of the merger.

Proxy Card Voting, Revocation of Proxy

You should complete, sign, date and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. If your Synergy common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement-prospectus. If you are the record holder of your shares, you can revoke your proxy vote at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Synergy;

•	submitting a properly executed proxy card bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy vote.

If your shares are held in “street name” with a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee regarding revocation of proxies.

All shares represented by valid proxies, and not revoked, will be voted in accordance with your instructions on the proxy card. If you sign and date your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger and “FOR” approval of any proposal to adjourn the special meeting. The Board of Directors is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter properly comes before the special meeting, the Board of Directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

If your shares are held in “street name” with a broker and you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote your shares.

Solicitation of Proxies

Synergy will bear the cost of the solicitation of proxies. Synergy will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Synergy has retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $6,500, plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Synergy’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on July 27, 2007 has been fixed as the record date for determining the Synergy stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time, • shares of Synergy common stock were outstanding and entitled to vote, and were held by approximately • holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Synergy common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions will be counted for the purpose of determining whether a quorum is present. Unvoted shares held in “street name” with a broker will also be counted for the purpose of determining whether a quorum is present.

In accordance with the provisions of Synergy’s certificate of incorporation, with limited exception, persons who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of common stock are not entitled or permitted to vote with respect to the shares held in excess of this 10% limit.

Approval of the merger requires the affirmative vote of a majority of the votes cast at the special meeting of Synergy. As of the record date, directors and executive officers of Synergy beneficially owned • shares of Synergy common stock entitled to vote at the special meeting of stockholders. This represents approximately •% of the total votes entitled to be cast at the special meeting. These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” approval of the merger.

Voting of Shares by the Synergy Financial Group, Inc. Employee Stock Ownership Plan

If any of your shares are held in the name of the Synergy Financial Group, Inc. Employee Stock Ownership Plan (the “Synergy ESOP”), you will receive with this proxy statement-prospectus a voting instruction form for those shares and a return envelope for that form. You may instruct the Synergy ESOP trustees how to vote your shares, and the ESOP trustees will, in turn, certify the totals to Synergy for the purpose of having those shares voted.

Allocated Synergy ESOP shares for which no voting instruction ballot is received and unallocated Synergy ESOP shares will be voted by the Synergy ESOP trustees, subject to their fiduciary duty, as directed by the Synergy ESOP Plan Committee. As of the record date, there are • unallocated shares of Synergy common stock held by the Synergy ESOP. Directors Davis, Eliades, Kasper, Putvinski and Spiegel serve as the Synergy ESOP trustees. John S. Fiore, President and Chief Executive Officer, Kevin A. Wenthen, Senior Vice President and Chief Administrative Officer and Janice L. Ritz, a Vice President of Synergy Bank, serve as the Synergy ESOP Plan Committee members. Before the special meeting, the Synergy ESOP Plan Committee will make its determination on the matters to be voted on in accordance with the committee’s fiduciary duty. It is anticipated that, subject to its fiduciary duty, the Synergy ESOP Plan Committee will vote the unallocated shares and shares for which no direction is received “FOR” approval of the merger and “FOR” approval of the adjournment proposal.

Voting of Shares by the Synergy Financial Group, Inc. 401(k) Plan

If any of your shares are held in the name of the Synergy Financial Group, Inc. 401(k) Plan (“Synergy 401(k) Plan”), you will receive with this proxy statement-prospectus a voting instruction form for those shares and a return envelope for that form. You may instruct the Synergy 401(k) Plan trustee how to vote your shares, and the Synergy 401(k) Plan trustee will, in turn, certify the totals to Synergy for the purpose of having those shares voted.

Synergy 401(k) Plan shares for which no voting instruction ballot is received will be voted by the Synergy 401(k) Plan trustee as directed by the Synergy 401(k) Plan Administrator, subject to the trustee’s fiduciary duty as trustee. An independent financial institution serves as trustee. Synergy’s Board of Directors acts as the Synergy 401(k) Plan Administrator. Before the special meeting, the Board, acting as the Synergy 401(k) Plan Administrator, will determine how to vote on the matters to be voted on in accordance with its fiduciary duty as the Synergy 401(k) Plan Administrator. It is anticipated that the Board, subject to its fiduciary duty as the Synergy 401(k) Plan Administrator, will vote the Synergy 401(k) Plan shares for which no direction is received “FOR” approval of the merger and “FOR approval of the adjournment proposal.

Dissenters’ Rights

Synergy is incorporated under the laws of the State of New Jersey. Under the New Jersey Business Corporation Act, holders of Synergy common stock do not have the right to obtain an appraisal of the value of their shares of Synergy common stock in connection with the merger.

Recommendation of the Board of Directors

The Synergy Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Board of Directors believes that the merger agreement is advisable and in the best interests of Synergy and its stockholders and unanimously recommends that you vote “FOR” approval of the merger. See “The Merger and the Merger Agreement—Recommendation of the Synergy Board of Directors and Reasons for the Merger.”

STOCK OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Synergy common stock as of July 27, 2007 by (i) each person known to Synergy to be the beneficial owner of more than 5% of the outstanding Synergy common stock, (ii) each director and certain executive officers of Synergy and (iii) all of Synergy’s directors and executive officers as a group.

Directors, Named Executive Officers and 5% Stockholders	Shares Beneficially Owned(1)		Percent Of Class
Synergy Financial Group, Inc. Employee Stock Ownership Plan 310 North Avenue East Cranford, New Jersey 07016	966,392	(2)	8.5%

Financial Edge Fund, L.P. 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	1,079,015	(3)	9.5%

David H. Gibbons, Jr. Chairman of the Board of Directors	91,239	(4)(5)(6)	*

John S. Fiore President and Chief Executive Officer	445,699	(7)	3.7%

Kevin M. McCloskey Senior Vice President, and Chief Operating Officer	328,023	(8)	2.7%

Kevin A. Wenthen Senior Vice President, Chief Administrative Officer and Secretary	179,144	(9)	1.5%

A. Richard Abrahamian Senior Vice President and Chief Financial Officer	35,007	(10)	*

Paul T. LaCorte Director	72,325	(4)(5)(11)	*

Albert N. Stender Director	51,543	(4)(5)	*

Nancy A. Davis Director	81,800	(4)(5)	*

Daniel M. Eliades Director	1,008	(4)(12)	*

Kenneth S. Kasper Director	88,385	(4)(5)(12)(13)	*

George Putvinski Director	80,601	(4)(5)(12)(14)	*

Daniel P. Spiegel Director	15,605	(4)(12)	*

Directors and executive officers of Synergy and Synergy Bank as a group (12 persons)	1,470,379	(15)	11.5%

*	Less than 1.0%
(1)	For Messrs. Fiore, McCloskey, Wenthen and Abrahamian, includes shares allocated to individual accounts under both the ESOP and the Synergy Financial Group, Inc.

401(k) Savings Plan. An individual is considered to beneficially own shares if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote, or to direct the voting of, the shares; or (2) investment power, which includes the power to dispose, or direct the disposition of, the shares.

(2)	These shares are held in a suspense account and are allocated among participants annually on the basis of compensation as the ESOP debt is repaid. Directors Davis, Eliades, Kasper, Purvinski and Spiegel serve as members of the ESOP Trustee Committee and John S. Fiore, President and Chief Executive Officer, Kevin A. Wenthen, Senior Vice President and Janice L. Ritz, a Vice President of the Bank, serve as members of the ESOP Plan Committee. Shares which have not yet been allocated, and allocated shares for which no voting direction has been received from ESOP participants in a timely manner, are voted by the ESOP Trustee Committee as directed by the ESOP Plan Committee. Previously allocated shares for which voting direction has been received from ESOP participants and beneficiaries are voted by the ESOP Trustee Committee in accordance with such participant directions. As of July 27, 2007, the record date, • shares have not yet been allocated from the suspense account.
(3)	As reported in an amended Schedule 13D filed by the beneficial owners with the Securities and Exchange Commission on April 20, 2006. The natural persons who control the Synergy common stock held by Financial Edge Fund, L.P. are John Palmer and Richard Lashley.
(4)	Excludes an aggregate total of 178,523 unvested shares held by the 2003 Restricted Stock Plan and the 2004 Restricted Stock Plan over which such individual, as an RSP trustee, exercises voting power.
(5)	Includes 34,336 shares which may be acquired pursuant to the exercise of options.
(6)	Includes 2,457 shares owned by Mr. Gibbon’s wife, which Mr. Gibbons may be deemed to beneficially own.
(7)	Includes 189,774 shares which may be acquired pursuant to the exercise of options. Also includes 26,061 shares owned by Mr. Fiore’s wife, which Mr. Fiore may be deemed to beneficially own.
(8)	Includes 18,615 shares held by the Kevin McCloskey Family, LLC for which Mr. McCloskey maintains voting control but maintains less than 5% ownership. Includes 97,488 shares which may be acquired pursuant to the exercise of options.
(9)	Includes 97,488 shares which may be acquired pursuant to the exercise of options.
(10)	Includes 24,000 shares which may be acquired pursuant to the exercise of options.
(11)	Includes 500 shares owned by Hamilton Holding Company, which Mr. LaCorte may be deemed to beneficially own.
(12)	Excludes 966,392 shares held under the ESOP over which such individual, as an ESOP Trustee Committee member, exercises voting power.
(13)	Includes 31,537 shares owned by Mr. Kasper’s wife, which Mr. Kasper may be deemed to beneficially own.
(14)	Includes 14,892 shares owned by Mr. Putvinski’s wife, which Mr. Putvinski may be deemed to beneficially own.
(15)	Includes shares of Synergy common stock held directly as well as by spouses or minor children, in trust and other indirect ownership. Excludes shares held by the ESOP (other than shares allocated to executive officers of Synergy) over which certain directors, as ESOP Trustee Committee members, exercise shared voting power. Also excludes unvested shares held by the Synergy Financial Group, Inc., 2003 Restricted Stock Plan (the “2003 Restricted Stock Plan”) and the Synergy Financial Group, Inc. 2004 Restricted Stock Plan (the “2004 Restricted Stock Plan”) over which certain non-employee directors, as RSP Trustees, exercise shared voting power.

THE MERGER AND THE MERGER AGREEMENT

The description of the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference herein.

The merger agreement is included as Appendix A to provide information regarding its terms. Except for its status as the contract between the parties with respect to the proposed merger, it is not intended to provide factual information about the parties. The representation and warranties contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties, and may be subject to limitations agreed to by the parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, they should not be relied on as statements of fact.

General

Pursuant to the merger agreement, Synergy will merge into New York Community, with New York Community as the surviving entity. Each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. Cash will be paid in lieu of any fractional share of New York Community common stock. See “—Merger Consideration” below. It is expected that simultaneously with or immediately following the merger of Synergy and New York Community, Synergy Bank will merge with and into New York Community Bank, with New York Community Bank as the surviving entity.

Background of the Merger

Synergy’s Board of Directors and management have from time to time reviewed Synergy’s strategic alternatives, including possible acquisitions of or sales to other institutions, both internally and in meetings with Sandler O’Neill & Partners, L.P., Synergy’s financial advisor. Management and the board also engage in the preparation and ongoing review of an annual strategic plan and budget.

At the annual Board strategic planning retreat held on August 4 and 5, 2006, the Board and management discussed strategic alternatives available to Synergy. Sandler O’Neill gave a presentation related to industry and market trends and valuations, including valuations of companies in merger transactions, and discussed potential acquirers as well as acquisition targets.

At a regular meeting of the Synergy Board of Directors held on November 28, 2006, directors received written presentation material prepared by Sandler O’Neill at Synergy’s request addressing industry and market trends, a comparison of Synergy with various peers and an overview of the market for financial institutions mergers and acquisitions, including potential acquirers. In addition, a representative from Malizia Spidi & Fisch, PC, special legal counsel to Synergy, discussed the steps typically involved in pursuing a potential merger transaction with another institution and the fiduciary duty of the board related to reviewing and analyzing such a transaction. Following review and discussion of these matters, the board requested that representatives of Sandler O’Neill prepare additional analyses related to potential acquirers and meet with the board in January 2007 to further discuss Synergy’s strategic alternatives.

At the regular board meeting held on December 19, 2006, the Board received a memorandum from Malizia Spidi & Fisch, PC, related to the board’s fiduciary duties in reviewing its strategic alternatives. At such December 19 meeting, the board approved the formal engagement of Sandler O’Neill as Synergy’s financial advisor for a potential business combination transaction. At the regular Board meeting held on January 23, 2007, the board met with representatives of Sandler O’Neill and discussed an update related to the market for financial institutions mergers and acquisitions, including potential acquirers. In addition, the board discussed the financial projections for Synergy on a stand-alone basis prepared by management. Following such discussions, the board authorized representatives of Sandler O’Neill to prepare a confidential offering memorandum related to Synergy and to contact potential acquirers in order to invite expressions of interest related to a proposed strategic transaction with Synergy.

Representatives of Sandler O’Neill, with the assistance of Synergy management and special counsel, prepared the confidential offering memorandum related to Synergy. On February 21, 2007, Sandler O’Neill began the process of telephoning potential interested parties. Of 28 institutions contacted, 13, including New York Community, executed confidentiality agreements with Synergy and were provided with the confidential offering memorandum. These 13 institutions were informed that March 12, 2007 was the deadline for submitting initial indications of interest.

On March 12, 2007, Synergy received written initial indications of interest from New York Community and one other institution. As of that time, one other institution verbally conveyed to Sandler O’Neill that it might be prepared to furnish a letter of interest within one week. The board met on March 15, 2007 to discuss the two indications of interest that had been received, including New York Community’s proposal for an all-stock transaction, with a fixed exchange ratio of 0.886 New York Community shares for each Synergy share, having a value of $15.00 per Synergy share based on New York Community’s closing stock price on March 12, 2007. The other institution that submitted a written indication of interest proposed a stock and cash transaction having a per share value of between $14.50 and $15.00 per Synergy share, with Synergy stockholders having the right to elect to receive their desired form of consideration, subject to prorating such that 60% of the aggregate merger consideration would be payable in stock and 40% in cash. Each of these two parties was authorized to perform a due diligence review on Synergy and to submit an updated letter of interest to Synergy.

A special meeting of the Synergy board of directors was held on March 22, 2007 to discuss two additional letters of interest that had been received since the prior board meeting. One such letter of interest from a financial institution provided for a stock and cash transaction having a per share value of between $15.25 and $16.00 per Synergy share. The board authorized this party to perform its due diligence review on Synergy and to submit an updated letter of interest. The other letter of interest was from a privately held financial institution offering a 100% cash transaction. The board also authorized its representatives to meet with this party in order to ascertain whether such party had the necessary funding to complete the transaction and if there were bank regulatory matters that might pose significant obstacles or delays in consummation of such a transaction. After further discussions, the privately held party withdrew its indication of interest before conducting any due diligence review.

New York Community and the two institutions proposing cash and stock transactions performed due diligence reviews between March 21 and April 3, 2007. New York Community submitted a revised written indication of interest on April 9, 2007. This revised letter provided for an exchange ratio of 0.8155 shares of New York Community stock for each share of Synergy stock, having a value of $14.50 per Synergy share based on New York Community’s closing stock price on April 9, 2007. The other two parties that had submitted a written indication of interest and performed due diligence determined not to pursue the transaction.

At a special meeting of the Synergy board of directors held on April 12, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, the board was apprised of the developments that had occurred since the March 22, 2007 board meeting. The board reached a consensus to move forward with the process of negotiating a definitive merger agreement with New York Community. New York Community’s special legal counsel provided Synergy’s special legal counsel with a draft merger agreement on April 17, 2007. Through their respective advisors, the parties thereafter negotiated the terms of the merger agreement.

A regular meeting of the Synergy Board of Directors was held on April 24, 2007 to discuss the status of the negotiations between Synergy’s advisors and New York Community’s advisors. On April 27, 2007, New York Community further revised its indication of interest by specifying a fixed exchange ratio of 0.80 shares of New York Community for each Synergy share. At a special meeting of the Synergy board held on April 27, 2007 by telephone conference, representatives of Sandler O’Neill advised the board of the change in the exchange ratio being proposed by New York Community. During such April 27th board meeting, the Chairman of the Synergy Board called a special meeting of the board to be held on April 30, 2007 to discuss the status of negotiations with New York Community.

At the special meeting of the board held on April 30, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, the board discussed the status of negotiations with New York Community. At such meeting, representatives of Sandler O’Neill presented an update of New York Community’s proposal and a discussion of strategic alternatives available to Synergy. Following such discussion, the board reached a consensus to continue the process of negotiating a definitive merger agreement with New York Community. Synergy’s advisors and special legal counsel performed on-site due diligence with respect to New York Community on May 4, 2007. On May 6, 2007, at a special meeting of the board, the board further discussed the status of negotiations with New York Community and authorized its management and its advisors to continue negotiations with New York Community.

On May 10, 2007, members of the Synergy board received copies of the negotiated definitive agreement and a summary of the proposed transaction. The board held a special meeting on May 11, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, to discuss the status of negotiations with New York Community and the proposed transaction as presented in the Agreement and Plan of Merger. A representative of Malizia Spidi & Fisch, PC provided an overview of the terms of the merger agreement and a discussion of the directors’ fiduciary duties in the context of the proposed transaction and responded to questions raised by the directors. Representatives of Sandler O’Neill made a presentation regarding the fairness of the proposed exchange ratio to Synergy stockholders from a financial point of view and delivered its opinion that, as of the market close on May 11, 2007 and subject to the qualifications and limitations set forth in the opinion, the proposed exchange ratio was fair from a financial point of view to Synergy’s stockholders. Sandler O’Neill and Malizia Spidi & Fisch, PC also reported to the Synergy board on the results of the due diligence investigation of New York Community. Following these presentations, discussion among the directors and questions from the board addressed to both Sandler O’Neill and Malizia Spidi & Fisch, PC, the Synergy board approved an amendment of the Directors Change in Control Severance Plan to reduce the maximum benefit payment under such plan to $70,000 from $120,000 and an increase in the cash dividend rate on Synergy common stock from $0.06 per share to $0.07 per share effective with the payment of the next regular quarterly cash dividend following such meeting. In addition, the board by a unanimous vote approved the Agreement and Plan of Merger between Synergy and New York Community. The Chairman of the Board called for the board meeting to adjourn and to reconvene on May 12, 2007. The board re-convened the special meeting of the board on May 12, 2007, and following additional discussion, confirmation that New York Community had no objection to Synergy’s action increasing its regular quarterly dividend to $0.07 per share, and confirmation by Sandler O’Neill of its fairness opinion, presented on May 11, 2007, as to the fairness of the proposed exchange ratio to Synergy stockholders from a financial point of view, the board by a unanimous vote ratified and approved the Agreement and Plan of Merger between Synergy and New York Community. On May 13, 2007, the parties executed the merger agreement and issued a joint press release announcing the merger agreement.

Recommendation of the Synergy Board of Directors and Reasons for the Merger

The Synergy board has unanimously determined that the merger is advisable, and in the best interests of, Synergy and its stockholders. In arriving at this determination and approving and recommending the merger agreement, the Synergy board, among other things, consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration to the Synergy stockholders from a financial point of view and with its legal counsel as to the legal duties of the board and the other terms of the merger agreement.

In connection with its review and approval of the merger agreement, the board also considered numerous factors, including the following positive and negative factors:

Positive Factors

•

The board’s understanding of the results that could be expected to be obtained by Synergy if it continued to remain independent and the benefits and risks to stockholders of such a course as compared with the value of the merger consideration being offered by New York Community;

•

The financial analyses presented by Sandler O’Neill, Synergy’s financial advisor, and the opinion of Sandler O’Neill dated May 13, 2007 to the effect that, as of that date, and subject to the qualifications contained therein, the merger consideration was fair to the stockholders of Synergy from a financial point of view;

•

The substantially increased liquidity afforded by an investment in the common stock of New York Community and the expected substantial dividend increase Synergy stockholders would receive. See “Risk Factors—Risks About New York Community—New York Community relies on the dividends it receives from its subsidiaries” regarding New York Community’s ability to maintain or increase the current level of cash dividends paid to its stockholders;

•	The value of the merger consideration being offered as compared to the book value and earnings per share of the Synergy common stock;

•

Synergy’s positive perception about New York Community and its prospects as a result of its review of information concerning the business, results of operations, financial condition, competitive position and future prospects of New York Community, including the results of its due diligence review of New York Community;

•

The Synergy board’s belief that pursuing the merger with New York Community would be more advantageous to stockholders than remaining independent due to the current and prospective environment in which Synergy operates, including national, regional, and local economic conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions generally, the trend toward consolidation in the banking industry and in the financial services industry, and the likely effects of these factors on Synergy in light of, and in the absence of, the proposed merger with New York Community;

•	New York Community’s record of obtaining timely regulatory approval of similar transactions and of successfully consummating and integrating other merger transactions;

•

The increase in the variety of products and services that would be available to customers of Synergy and the communities served by Synergy and the wider market area that the combined entity would serve;

•	The exchange of Synergy stock for New York Community stock in the proposed transaction is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes;

•	The perceived ability of New York Community to receive the requisite regulatory approvals in a timely manner; and

•

The terms and conditions of the merger agreement, including the parties’ respective representations and warranties, New York Community’s agreement that Synergy could increase its current quarterly dividend pending the effective date of the merger transaction, the conditions to closing the transaction, and termination provisions which the board believes provide adequate assurances about the current operations of New York Community.

Negative Factors

•	Former Synergy stockholders would own a much smaller percentage of New York Community than they did of Synergy and accordingly would have less influence in the outcome of any stockholder votes;

•

The economic value of the merger consideration on the date of announcement of the transaction was below the average trading price of Synergy’s stock during the one year period before the transaction announcement;

•

Synergy’s board’s concern regarding New York Community’s ability to maintain or increase the current level of cash dividends paid to its stockholders; See “Risk Factors—Risks About New York Community—New York Community relies on the dividends it receives from its subsidiaries;”

•

The merger agreement provides for Synergy’s payment of a termination fee of $6.0 million to New York Community if the merger agreement is terminated under certain limited circumstances, although this factor was mitigated somewhat by the fact that such circumstances would generally involve entering into a definitive agreement for an alternative acquisition transaction with a third party; and

•

The merger agreement limits Synergy’s ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated by the fact that Synergy’s board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

The Synergy board of directors also considered that some of its officers and directors have interests in the merger, described under “—Interests of Management and Others in the Merger,” that are in addition to and different from their interests as Synergy stockholders. This discussion of the information and factors considered by the Synergy board is not exhaustive, but includes all material factors considered by the Synergy board of directors. In view of the wide variety of factors considered by the board in connection with its evaluation of the merger and the complexity of these matters, the board did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Synergy board evaluated the factors described above, including asking questions of Synergy’s management and Synergy’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of Synergy and Synergy’s stockholders. In considering the factors described above, individual members of the Synergy board of directors may have given different weights to different factors. The Synergy board considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

The Synergy board of directors determined that the merger, the merger agreement, and the transactions contemplated thereby are advisable, fair to, and in the best interests of Synergy and its stockholders. Accordingly, the Synergy board of directors unanimously approved and adopted the merger agreement and unanimously recommends that Synergy stockholders vote “FOR” the approval of the merger and of the merger agreement.

Fairness Opinion of Synergy’s Financial Advisor

By letter dated December 19, 2006, Synergy retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally-recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Synergy in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 11, 2007 meeting, which was adjourned and reconvened on May 12, 2007 at which Synergy’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing as of May 13, 2007, that the exchange ratio was fair to Synergy’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Synergy shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Synergy board and is directed only to the fairness of the exchange ratio to Synergy shareholders from a financial point of view. It does not address the underlying business decision of Synergy to engage in the merger or any other aspect of the merger and is not a recommendation to any Synergy shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its May 11, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Synergy that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of New York Community that Sandler O’Neill deemed relevant;

(4)	internal financial projections for Synergy for the year ending December 31, 2007 prepared by and discussed with senior management of Synergy;

(5)	earnings per share estimates for New York Community for the years ending December 31, 2007 and 2008 as published by I/B/E/S and discussed with senior management of New York Community;

(6)	the pro forma financial impact of the merger on New York Community, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and certain balance sheet restructuring initiatives discussed with the senior managements of Synergy and New York Community;

(7)	the publicly reported historical price and trading activity for Synergy’s and New York Community’s common stock, including a comparison of certain financial and stock market information for Synergy and New York Community with similar publicly available information for certain other companies, the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Synergy the business, financial condition, results of operations and prospects of Synergy, management’s views of the strategic rationale for the merger and the strategic alternatives available to Synergy. Sandler O’Neill also discussed with certain members of senior management of New York Community the business, financial condition, results of operations and prospects of New York Community.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise provided to Sandler O’Neill by Synergy, New York Community, or its respective representatives, and has assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has relied on the assurances of the respective managements of Synergy and New York Community that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. Sandler O’Neill was not asked to and has not undertaken an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities, contingent or otherwise, of Synergy or New York Community or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Synergy or New York Community, nor did it review any individual credit files relating to Synergy or New York Community. With Synergy’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Synergy and New York Community were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections provided to Sandler O’Neill by senior management of Synergy and the publicly available earnings estimates for New York Community used by Sandler O’Neill in its analyses, Synergy’s and New York Community’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of Synergy’s and New York Community’s management of the respective future financial performances of Synergy and New York Community and Sandler O’Neill has assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings and the estimated impact of the proposed balance sheet restructuring reviewed with the senior management of New York Community, management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management Sandler O’Neill and has assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial estimates and projections or the assumptions on which they are based. Sandler O’Neill also assumed that there has been no material change in Synergy’s and New York Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it and that Synergy and New York Community will remain as going concerns for all periods relevant to its analyses and that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections. Finally, with Synergy’s consent, Sandler O’Neill relied upon the advice that Synergy received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Agreement.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Synergy or New York Community and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Synergy or New York Community and the companies to which they are being compared.

Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date of its opinion.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Synergy, New York Community and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Synergy board at its May 11, 2007 meeting, which was adjourned and reconvened on May 12, 2007. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Synergy’s common stock or New York Community’s common stock or the prices at which Synergy’s or New York Community’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of New York Community’s common stock on May 11, 2007 of $17.73 per share, a fixed exchange ratio of 0.80, and the exchange of all of Synergy’s shares into shares of New York Community in the merger, Sandler O’Neill calculated an implied transaction value of $14.18 per share. Based upon per-share financial information for Synergy for the twelve months ended March 31, 2007, Sandler O’Neill calculated the following ratios:

Transactions Ratios

Transaction value/Last 12 months’ earnings per share	39.4	x
Transaction value/Stated book value per share	162.1%
Transaction value/Tangible book value per share	163.1%
Tangible book premium/Core deposits(1)	12.3%
Premium to market(2)	0.5%

(1)	Assumes Synergy’s total core deposits are $566 million. Excludes certificates of deposit greater than $100,000.
(2)	Based on Synergy’s closing price of $14.12 per share as of May 11, 2007.

The aggregate offer value was approximately $168 million, based upon 11.4 million shares of Synergy common stock outstanding and including the intrinsic value of options to purchase an aggregate of 1.3 million shares with a weighted average strike price of $8.68 per share.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Synergy’s common stock since its second-step stock offering on January 20, 2004 and for the six-month period ended May 11, 2007. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of Synergy’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded regional savings institutions selected by Sandler O’Neill. During the period since its second-step stock offering, Synergy generally outperformed each of the indices to which it was compared. During the six-month period ended May 11, 2007, Synergy underperformed each of the indices to which it was compared.

Synergy’s Stock Performance

	Beginning Index Value January 20, 2004	Ending Index Value May 11, 2007
Synergy	100.00%	129.54%
Synergy Peer Group(1)	100.00	83.81
Nasdaq Bank Index	100.00	110.38
S&P Bank Index	100.00	119.04
S&P 500 Index	100.00	131.22

	Beginning Index Value November 10, 2006	Ending Index Value May 11, 2007
Synergy	100.00%	86.63%
Synergy Peer Group(1)	100.00	91.43
Nasdaq Bank Index	100.00	97.80
S&P Bank Index	100.00	101.02
S&P 500 Index	100.00	109.05

(1)	The peer group for Synergy used in the stock performance analysis was comprised of the regional savings institutions used in the Synergy comparable group analysis shown below.

Sandler O’Neill also reviewed the history of the reported trading prices and volume of New York Community’s common stock for the six-month, one-year, and three-year periods ended May 11, 2007. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of New York Community’s common stock to movements in the prices of the Nasdaq Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded regional savings institutions selected by Sandler O’Neill. During the six-month period ended May 11, 2007, New York Community generally outperformed each of the indices to which it was compared. During the one-year period ended May 11, 2007, New York Community generally outperformed the Nasdaq Bank Index and its peer group but underperformed compared to the S&P 500 Index. During the three-year period ended May 11, 2007, New York Community generally underperformed each of the indices to which it was compared.

New York Community’s Stock Performance

	Beginning Index Value November 10, 2006	Ending Index Value May 11, 2007
New York Community	100.00%	110.26%
New York Community Peer Group(1)	100.00	95.94
Nasdaq Bank Index	100.00	96.87
S&P 500 Index	100.00	108.01

	Beginning Index Value May 12, 2006	Ending Index Value May 11, 2007
New York Community	100.00%	104.60%
New York Community Peer Group(1)	100.00	97.04
Nasdaq Bank Index	100.00	102.42
S&P 500 Index	100.00	116.62

	Beginning Index Value May 14, 2004	Ending Index Value May 11, 2007
New York Community	100.00%	75.13%
New York Community Peer Group(1)	100.00	115.44
Nasdaq Bank Index	100.00	117.68
S&P 500 Index	100.00	137.43

(1)	The peer group for New York Community was comprised of the regional savings institutions used in the New York Community comparable group analysis shown below.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Synergy and New York Community with groups of financial institutions selected by Sandler O’Neill for Synergy and New York Community, respectively. For Synergy, the peer group consisted of 282 publicly traded nationwide savings institutions (“Nationwide Peer Group”), the following publicly traded savings institutions in New York, New Jersey, and Pennsylvania each having assets between $600 million and $3.3 billion (“Regional Peer Group), and the following companies that have undergone a conversion transaction in 2003 and 2004 (“Conversion Peer Group”):

Regional Peer Group:

American Bancorp of New Jersey, Inc.	Pamrapo Bancorp, Inc.

Dime Community Bancshares, Inc.	Provident New York Bancorp

Flushing Financial Corporation	TF Financial Corporation

Harleysville Savings Financial Corporation	Willow Financial Bancorp, Inc

OceanFirst Financial Corp

Conversion Peer Group:

Bank Mutual Corporation	Partners Trust Financial Group, Inc.

CCSB Financial Corp.	Provident Financial Services, Inc.

Community First Bancorp, Inc.	Provident New York Bancorp

DSA Financial Corporation	Rainier Pacific Financial Group, Inc.

First Niagara Financial Group, Inc.	Roebling Financial Corp, Inc.

Jefferson Bancshares, Inc.	SE Financial Corp.

KNBT Bancorp, Inc.	Third Century Bancorp

NewAlliance Bancshares, Inc	Wayne Savings Bancshares, Inc.

The analysis compared publicly available financial information for Synergy as of and for the twelve months ended March 31, 2007 with that of the Synergy peer groups as of and for the twelve month period ended March 31, 2007, if available, and otherwise as of and for the twelve month period ended December 31, 2006. The following table sets forth the data for Synergy and the median data for the Synergy peer groups, with pricing data as of May 11, 2007.

Comparable Group Analysis

	Synergy		Regional Peer Group		Conversion Peer Group		Nationwide Group
Total assets ($ million)	$967		$1,790		$656		$410
Market capitalization ($ million)	$161		$204		$109		$62
Tangible equity/tangible assets	10.25%		7.05%		11.89%		9.37%
Loans / Assets	78.2%		78.0%		—		73.7%
Loans / Deposits	112.2%		106.6%		—		104.1%
Last twelve months’ return on average assets	0.39%		0.75%		—		0.57%
Last twelve months’ return on average equity	4.0%		8.1%		—		5.4%
Net interest margin	2.42%		3.10%		—		3.10%
Fee income ratio	14.9%		11.9%		—		15.1%
Efficiency ratio	75.2%		66.8%		—		72.4%
Price/ last twelve months’ earnings per share	41.3	x	17.8	x	31.8	x	22.6	x
Price/ 2007 estimated earnings per share(1)	40.3	x	19.5	x	—		17.5	x
Price/book value per share	161.3%		—		108.8%		—
Price/tangible book value per share	162.3%		179.4%		142.5%		137.1%

(1)	Synergy’s 2007 estimated earnings per share based on management’s estimate.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for New York Community with the following publicly traded regional savings institutions each having assets greater than $3 billion and publicly traded nationwide savings institutions each having assets greater than $15 billion:

Regional Peer Group:

Astoria Financial Corp.	Hudson City Bancorp Inc.

Dime Community Bancshares Inc.	NewAlliance Bancshares Inc.

First Niagara Financial Group	Provident Financial Services

Nationwide Peer Group:

Astoria Financial Corp.	Sovereign Bancorp Inc.

Downey Financial Corp.	Washington Mutual Inc.

Hudson City Bancorp Inc.

The analysis compared publicly available financial information for New York Community with that of each of the companies in the New York Community peer groups as of and for the twelve months ended March 31, 2007, if available, otherwise as of and for the twelve month period ended December 31, 2006. The table below sets forth the data for New York Community and the median data for the New York Community peer groups, with pricing data as of May 11, 2007.

Comparable Group Analysis

	New York Community	Regional Peer Group	Nationwide Peer Group
Total assets ($ million)	$27,978	$7,980	$37,465
Market capitalization ($ million)	$5,255	$1,617	$7,291
Tangible equity/ tangible assets	5.69%	9.73%	5.78%
Last twelve months’ return on average assets	0.81%	0.87%	0.85%
Last twelve months’ return on average equity	6.4%	6.0%	13.0%
Price/ last twelve months’ earnings per share	22.4x	18.5x	14.1x
Price/ 2007 estimated earnings per share	19.1x	21.1x	17.7x
Price/tangible book value per share	358.6%	209.8%	210.7%
LTM Dividend yield	5.69%	2.40%	2.34%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 28 merger transactions announced nationwide from January 1, 2006 through May 11, 2007 involving acquisitions of savings institutions with announced transaction values between $15 million and $500 million. Sandler O’Neill also reviewed 11 merger transactions announced in Connecticut, Delaware, Maryland, New Jersey, New York, and Pennsylvania from January 1, 2005 through May 11, 2007 involving acquisitions of savings institutions with announced transaction values between $15 million and $500 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price to current year’s estimated earnings, transaction price to tangible book value, tangible book premium to deposits, and tangible book premium to core deposits, and computed mean and median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the regional group were applied to Synergy’s financial information as of and for the twelve months ended March 31, 2007. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of Synergy’s common stock of $7.88 to $17.59 based upon the median multiples for the nationwide group and $10.10 to $19.05 based upon the median multiples for the regional group.

Comparable Transaction Metrics

	Median Nationwide Metric		Implied Value	Median Regional Metric		Implied Value
Transaction price/ last twelve months earnings per share	23.56	x	$8.43	28.25	x	$10.10
Transaction price/ estimated 2007 earnings per share(1)	22.53	x	$7.88	38.15	x	$13.35
Transaction price/Tangible book value	202.2%		$17.59	219.0%		$19.05
Tangible book premium/Core deposits(2)	13.56%		$15.95	14.03%		$16.21

(1)	Based on management’s estimate.
(2)	Assumes Synergy’s core deposits total $566 million.

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Synergy through December 31, 2010 under various circumstances, assuming Synergy’s annual dividend was $.27 in 2007 and increased $.01 per share thereafter and that Synergy performs in accordance with the earnings and growth projections reviewed with and confirmed by management of Synergy. To approximate the terminal value of Synergy common stock at December 31, 2010, Sandler O’Neill applied price/earnings multiples ranging from 15x to 30x and multiples of tangible book value ranging from 125% to 200%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 12.0% to 15.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Synergy common stock.

As illustrated in the following tables, this analysis indicated an imputed range of values per share of Synergy common stock of $4.40 to $8.85 when applying the price/earnings multiples and $7.70 to $13.09 when applying multiples of tangible book value.

Earnings Per Share Multiples

	15.0x	18.0x	21.0x	24.0x	27.0x	30.0x
12.0%	$4.85	$5.65	$6.45	$7.25	$8.05	$8.85
12.5%	$4.77	$5.56	$6.34	$7.13	$7.91	$8.70
13.0%	$4.69	$5.46	$6.24	$7.01	$7.78	$8.55
13.5%	$4.62	$5.37	$6.13	$6.89	$7.65	$8.41
14.0%	$4.54	$5.29	$6.03	$6.78	$7.52	$8.27
14.5%	$4.47	$5.20	$5.93	$6.66	$7.40	$8.13
15.0%	$4.40	$5.12	$5.84	$6.55	$7.27	$7.99

Tangible Book Value Multiples

	125%	140%	155%	170%	185%	200%
12.0%	$8.52	$9.43	$10.35	$11.26	$12.18	$13.09
12.5%	$8.37	$9.27	$10.17	$11.07	$11.97	$12.87
13.0%	$8.23	$9.11	$10.00	$10.88	$11.77	$12.65
13.5%	$8.09	$8.96	$9.83	$10.70	$11.57	$12.43
14.0%	$7.96	$8.81	$9.66	$10.52	$11.37	$12.22
14.5%	$7.82	$8.66	$9.50	$10.34	$11.18	$12.02
15.0%	$7.70	$8.52	$9.34	$10.17	$10.99	$11.81

In addition, the terminal value of Synergy’s common stock at December 31, 2010 was calculated using a range of price to last twelve months earnings multiples (13x to 23x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 13.7% for the tabular analysis. As illustrated in the following table, this analysis indicated an imputed range of values per share for Synergy’s common stock of $3.26 to $8.03 when applying price to earnings multiples to the -25.0% / +25.0% budget range.

With Budget Variance:

Earnings Per Share Multiples

	13.0x	15.0x	17.0x	19.0x	21.0x	23.0x
-25.0%	$3.26	$3.64	$4.02	$4.39	$4.77	$5.14
-20.0%	$3.43	$3.83	$4.23	$4.63	$5.03	$5.43
-15.0%	$3.59	$4.02	$4.44	$4.87	$5.29	$5.72
-10.0%	$3.75	$4.20	$4.66	$5.11	$5.56	$6.01
-5.0%	$3.92	$4.39	$4.87	$5.34	$5.82	$6.30
0.0%	$4.08	$4.58	$5.08	$5.58	$6.08	$6.59
5.0%	$4.24	$4.77	$5.29	$5.82	$6.35	$6.87
10.0%	$4.40	$4.96	$5.51	$6.06	$6.61	$7.16
15.0%	$4.57	$5.14	$5.72	$6.30	$6.87	$7.45
20.0%	$4.73	$5.33	$5.93	$6.54	$7.14	$7.74
25.0%	$4.89	$5.52	$6.15	$6.77	$7.40	$8.03

Sandler O’Neill also performed an analysis that estimated the future stream of after-tax cash flows of New York Community through December 31, 2010 under various circumstances, assuming New York Community’s annual dividend remained at $1.00 per share and that New York Community performs in accordance with the publicly available I/B/E/S earnings estimates through 2008 and that earnings per share increased at approximately 11% annually thereafter. To approximate the terminal value of New York Community’s common stock at December 31, 2010, Sandler O’Neill applied price/earnings multiples ranging from 12x to 22x and multiples of tangible book value ranging from 125% to 375%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of New York Community common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of New York Community common stock of $12.87 to $23.38 when applying the price/earnings multiples and $7.46 to $18.02 when applying multiples of tangible book value.

Earnings Per Share Multiples

	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.0%	$14.20	$16.04	$17.87	$19.71	$21.55	$23.38
9.5%	$13.96	$15.77	$17.57	$19.37	$21.18	$22.98
10.0%	$13.74	$15.51	$17.28	$19.05	$20.82	$22.59
10.5%	$13.51	$15.25	$16.99	$18.73	$20.47	$22.21
11.0%	$13.29	$15.00	$16.71	$18.42	$20.12	$21.83
11.5%	$13.08	$14.75	$16.43	$18.11	$19.79	$21.46
12.0%	$12.87	$14.51	$16.16	$17.81	$19.46	$21.11

Tangible Book Value Multiples

	125%	175%	225%	275%	325%	375%
9.0%	$8.17	$10.14	$12.11	$14.08	$16.05	$18.02
9.5%	$8.04	$9.97	$11.91	$13.84	$15.78	$17.71
10.0%	$7.92	$9.82	$11.72	$13.62	$15.52	$17.42
10.5%	$7.80	$9.66	$11.53	$13.40	$15.26	$17.13
11.0%	$7.68	$9.51	$11.35	$13.18	$15.01	$16.84
11.5%	$7.57	$9.37	$11.17	$12.97	$14.77	$16.56
12.0%	$7.46	$9.22	$10.99	$12.76	$14.53	$16.29

In addition, the terminal value of New York Community’s common stock at December 31, 2010 was calculated using a range of price to last twelve months earnings multiples (12x to 22x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 10.4% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for New York Community’s common stock of $10.95 to $27.12 when applying the price to earnings multiples to the -25.0% / +25.0% budget range.

With Budget Variance:

Earnings Per Share Multiples

	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
-25.0%	$10.95	$12.26	$13.57	$14.88	$16.20	$17.51
-20.0%	$11.48	$12.87	$14.27	$15.67	$17.07	$18.47
-15.0%	$12.00	$13.49	$14.97	$16.46	$17.94	$19.43
-10.0%	$12.53	$14.10	$15.67	$17.24	$18.82	$20.39
-5.0%	$13.05	$14.71	$16.37	$18.03	$19.69	$21.35
0.0%	$13.57	$15.32	$17.07	$18.82	$20.57	$22.31
5.0%	$14.10	$15.93	$17.77	$19.60	$21.44	$23.28
10.0%	$14.62	$16.55	$18.47	$20.39	$22.31	$24.24
15.0%	$15.15	$17.16	$19.17	$21.18	$23.19	$25.20
20.0%	$15.67	$17.77	$19.87	$21.96	$24.06	$26.16
25.0%	$16.20	$18.38	$20.57	$22.75	$24.94	$27.12

In connection with its analyses, Sandler O’Neill considered and discussed with the Synergy board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the fourth quarter of 2007; (2) 100% of the Synergy shares are exchanged for shares of New York Community common stock at an exchange ratio of 0.80; (3) earnings per share projections for Synergy for 2007 are based on management’s projections and those of New York Community are consistent with per share estimates for 2007 and 2008 as published by I/B/E/S; and (4) transaction expenses, purchase accounting adjustments, cost savings and certain balance sheet restructuring with the senior managements of Synergy and New York Community.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that for the year ending December 31, 2008, the merger would be slightly accretive to New York Community’s earnings per share and would be accretive to New York Community’s tangible book value per share at December 31, 2007. From the perspective of a Synergy shareholder (comparing one share of Synergy common stock to 0.80 shares of New York Community common stock), the analysis indicated that the merger would be accretive to 2008 earnings per share, dilutive to tangible book value per share and accretive to dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill Relationship. Synergy has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1.68 million (based on the closing price of New York Community’s common stock as of May 11, 2007), of which $569,949 has been invoiced and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $150,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Synergy has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to both Synergy and New York Community and has received compensation for such services and may provide such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Synergy and New York Community and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Synergy and/or New York Community or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Merger Consideration

Under the terms of the merger agreement, each outstanding share of Synergy common stock will convert into the right to receive 0.80 shares of New York Community common stock. No fractional shares of New York Community will be issued in connection with the merger. Instead, New York Community will make a cash payment to each Synergy stockholder who would otherwise receive a fractional share, equal to the fractional share amount multiplied by the closing price of New York Community common stock on the last trading day before the closing date of the merger.

If the average daily closing price of New York Community common stock for the ten consecutive trading days immediately preceding the date on which all regulatory approvals (and waivers, if necessary) needed to consummate the merger transactions have been received is less than $14.63 and New York Community’s common stock has under-performed an index of New York Community peer financial institutions by more than 17.5% during the ten-day period after all bank regulatory approvals necessary for consummation of the merger are received compared to a measurement period before the announcement of the merger agreement, then Synergy may elect to terminate the merger agreement unless New York Community elects to increase the aggregate merger consideration. See “—Termination; Amendment; Waiver.”

Based on the closing price of $• per share of New York Community common stock on July 27, 2007, each share of Synergy common stock that is exchanged solely for New York Community common stock would be converted into 0.80 shares of New York Community common stock, having a value of $• per share. However, the value of the shares of New York Community common stock to be exchanged for each share of Synergy common stock will fluctuate during the period up to and including the completion of the merger. We cannot assure you whether or when the merger will be completed, and you are advised to obtain current market quotations for New York Community common stock. See “Risk Factors—Risks Related to the Merger—Because the market price of New York Community common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.”

Effective Date of Merger

The parties expect that the merger will be effective during the fourth quarter of 2007, or as soon as possible after the receipt of Synergy stockholder and all regulatory approvals and all regulatory waiting periods expire. The merger will be legally completed by the filing of a certificate of merger with the Secretary of State of the State of Delaware and certificate of merger with the New Jersey Office of the State Treasurer. If the merger is not consummated by January 31, 2008, the merger agreement may be terminated by either Synergy or New York Community, unless the failure to consummate the merger by this date is due to a material breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “—Termination; Amendment; Waiver” below.

Exchange of Certificates

New York Community is required to use all commercially reasonable efforts to cause Mellon Investor Services, or another bank or trust company selected by New York Community and reasonably acceptable to Synergy (referred to below as the “exchange agent”), to, within five business days after the closing date of the merger, mail to each holder of record of Synergy common stock a letter of transmittal and instructions explaining how to surrender Synergy common stock certificates to the exchange agent. Holders of Synergy common stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the certificates representing the shares of New York Community common stock issuable to them and checks for the cash in lieu of their fractional share interests in New York Community common stock. Holders of unexchanged shares of Synergy common stock will not be entitled to receive any dividends or other distributions payable by New York Community after the effective time of the merger until their certificates are surrendered. When those certificates are surrendered, any unpaid dividends or distributions with respect to the shares of New York Community common stock will be paid, without interest. Synergy common stock certificates should not be returned with your proxy card and should not be sent to the exchange agent until you receive the letter of transmittal.

Treatment of Stock Options

Each outstanding option to purchase Synergy common stock granted under the Synergy Financial Group, Inc. 2004 Stock Option Plan and the Synergy Financial Group, Inc. 2003 Stock Option Plan that has not been exercised before completion of the merger, or cancelled in exchange for cash as described below, will convert into an option to purchase New York Community common stock on the same terms as the Synergy option, except that the number of New York Community shares underlying the converted option will be equal to the number of Synergy shares underlying the option before the conversion multiplied by the exchange ratio, rounded up or down to the nearest whole share, and the exercise price of the converted option will be adjusted by dividing the exercise price of the option before the conversion by the exchange ratio, rounded to the nearest cent. No later than 10 days before the anticipated merger closing date, Synergy has the right, but not the obligation, to make a written offer to holders of Synergy stock options permitting such holders to elect to have some or all of their Synergy stock options that are either then exercisable or shall become exercisable upon the effective time of the merger cancelled at the effective time of the merger in exchange for a cash payment. The per share cash price would be equal to the average closing sales price of New York Community common stock for the 20 trading days preceding the merger closing date multiplied by the exchange ratio, less the exercise price per share. Any option cancellation payments would be paid by Synergy immediately before the effective time of the merger.

Employee Matters

With the exception of the Synergy ESOP, which terminates automatically as a result of the merger, the merger agreement calls for New York Community to assume and continue Synergy’s employee benefit plans and arrangements, though New York Community reserves the right to amend or terminate these plans and arrangements. To the extent Synergy employee benefit plans or arrangements are terminated after the merger by

New York Community, employees of Synergy and its subsidiaries who continue employment with New York Community will be entitled to benefits that are, in the aggregate, substantially similar to benefits provided to similarly situated employees of New York Community. All such continuing Synergy employees will be given credit for service at Synergy or its subsidiaries for eligibility to participate in, and the satisfaction of vesting requirements (but not for benefit accrual purposes, except for vacation or as otherwise specifically set forth in the merger agreement) under, New York Community’s compensation and benefit plans. Certain senior officers of Synergy and Synergy Bank have also entered into agreements with Synergy and New York Community relating to the termination of their Synergy employment agreements and with respect to their transitional services with New York Community following the merger. See “—Interests of Directors and Executive Officers in the Merger” below for a discussion of these agreements.

Interests of Directors and Executive Officers in the Merger

Employment Agreement Cancellation Agreements. Concurrent with the execution of the merger agreement, the existing employment agreement between Synergy, Synergy Bank and John S. Fiore, Synergy’s President and Chief Executive Officer, were terminated and replaced with the new agreement described below. Pursuant to the employment agreement cancellation agreement entered into with Synergy and New York Community, Mr. Fiore will receive a lump sum cash payment at or immediately after the effective time of the merger equal to $1,090,000 (the “Effective Time Payment”), provided that he has not voluntarily terminated his employment before the effective time. In addition, the agreement provides for the payment to Mr. Fiore of $883,000 in full satisfaction of the obligation to Mr. Fiore under his supplemental executive retirement agreement with Synergy Bank (the “SERP Payment”) The Effective Time Payment and the SERP Payment are subject to reduction to the extent necessary to prevent such payments, when combined with any other payments or benefits provided to Mr. Fiore, being considered “excess parachute payments” under Section 280G of the Internal Revenue Code.

Retention/NonCompetition Agreements. In order to secure Mr. Fiore’s continued services for a transition period following the merger, New York Community Bank has entered into a Retention Agreement with him pursuant to which he will be employed by New York Community Bank for one year after the merger and receive total retention compensation of $390,000, paid in installments in accordance with New York Community Bank’s customary payroll practices. Mr. Fiore will also be eligible to participate in New York Community Bank’s employee benefit plans. Mr. Fiore also entered into a noncompetition agreement with New York Community providing for an 18-month noncompete and nonsolicitation period following his termination of employment with New York Community Bank. The noncompetition restriction applies to his activities within 25 miles of Synergy’s main office. In consideration for his acceptance of these restrictive covenants, Mr. Fiore will receive payments from New York Community totaling $600,000, payable over the applicable period.

Director Change in Control Severance Plan. In connection with the merger, each outside director of Synergy will receive a payment of $70,000 under the change in control provisions of Synergy Bank’s director change in control severance plan. The payment was reduced from $120,000 by agreement of the participating directors to facilitate an increase in Synergy’s regular quarterly dividend from $0.06 to $0.07 per share that became effective in the second quarter of 2007.

Termination of Employee Stock Ownership Plan. The Synergy Financial Group, Inc. Employee Stock Ownership Plan, or the ESOP, will be terminated upon the merger effective date in accordance with its terms. As soon as practicable after the receipt of a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the ESOP upon its termination, distributions of benefits under the ESOP shall be made to the ESOP participants. Synergy has filed an application with the Internal Revenue Service for a favorable determination letter. All ESOP participants become fully vested in their accounts on the merger effective date. Any outstanding ESOP indebtedness will be repaid from available unallocated ESOP assets and the balance of unallocated plan assets will be allocated as earnings of the ESOP trust to participants in accordance with the terms of the ESOP. At the time distribution of benefits is made under the ESOP on or after the effective time, at the election of the ESOP participant the amount thereof for such participant that constitutes an “eligible rollover distribution” (as defined in the Internal Revenue Code) may be rolled over by such ESOP participant to any qualified New York Community benefit plan that permits rollover distributions or to any eligible individual retirement account.

Retirement Benefits Equalization Plan. The Synergy Financial Group, Inc. Retirement Benefits Equalization Plan (“BEP”) provides the participating executives with the same level of benefits that all other employees are eligible to receive under Synergy’s ESOP and 401(k) Savings Plan without regard to the limitations on levels of compensation and annual benefits imposed under Sections 401(a)(17) and 415 of the Internal Revenue Code.

On the effective time of the merger, the BEP will be terminated and the participants in the BEP with be paid out their account balances in a lump sum payment. An estimate of such payments as of September 30, 2007 are as follows:

Participant	BEP Plan	Estimated Payment
John S. Fiore	ESOP 401(k)	$130,919 40,422

	Total	171,341
Kevin A. Wenthen	401(k)	3,790
Kevin M. McCloskey	401(k)	1,096
A. Richard Abrahamian	401(k)	499

Supplemental Executive Retirement Plan for John S. Fiore. Synergy Bank maintains a Supplemental Executive Retirement Plan for the benefit of John S. Fiore, President and Chief Executive Officer (“Fiore SERP”), which provides benefits to Mr. Fiore in an amount equal to 70% of his final salary upon retirement at age 60, payable for life, reduced by the projected value of benefits payable to Mr. Fiore as follows: (i) 50% of the estimated benefits from the Federal Social Security system; (ii) the value of the 401(k) Savings Plan to Mr. Fiore under all Synergy contributions or matching contributions to Mr. Fiore; (iii) the value of Mr. Fiore’s ESOP account; (iv) the value of all other Internal Revenue Code Section 401(a) tax-qualified retirement plan contributions by Synergy or its affiliates implemented at any time after the Fiore SERP effective date; and (v) the account value from the BEP. Upon a change in control and Mr. Fiore’s termination of employment or termination of the plan, Mr. Fiore will be deemed to have attained age 60 and he will receive the same retirement benefits as if he attained age 60. Synergy Bank determines annually the projected future benefits under the Fiore SERP and sets aside an annual accrual as determined necessary in accordance with generally accepted accounting principles. The merger will constitute a change in control under the Fiore SERP. Upon the merger effective time, the Fiore SERP will be terminated and Mr. Fiore will be paid approximately $883,000 in a lump sum payment.

Supplemental Executive Retirement Plan for the Benefit of Senior Officer. Synergy Bank maintains a Supplemental Executive Retirement Plan (“SERP”) for the benefit of senior officers, including Messrs. McCloskey, Wenthen and Abrahamian. This plan requires an annual accrual equal to ten percent of each participant’s base salary to be credited to the plan reserve and credited to the plan participants under certain circumstances. The accumulated deferred compensation account for each participant is payable at any time following termination of employment after three years following the SERP’s implementation, the death or disability of the executive officer, or termination of employment following a change in control of Synergy Bank, whereby Synergy Bank, or Synergy is not the resulting entity. The merger will constitute a change in control under the SERP. Upon the merger effective time, the SERP will be terminated and the participants in the SERP will be paid out their account benefits in a lump sum payment. Estimated payments as of September 30, 2007 are as follows:

Participant	Estimated Payment Amount
Kevin A. Wenthen	$103,845
Kevin M. McCloskey	$113,989
A. Richard Abrahamian	$35,642

Existing Change in Control Severance Agreements. Synergy Bank entered into change in control severance agreements on March 28, 2006 with Kevin A. Wenthen, Kevin M. McCloskey, and A. Richard Abrahamian, who are each Senior Vice Presidents of Synergy Bank. The agreements provide that if, within 12 months following completion of the merger, the employment of the officer is involuntarily terminated for other than “just cause” or is terminated by the officer following the occurrence of certain events adverse to the officer, then the officer shall be entitled to (1) a lump sum cash severance payment equal to 2.999 times “base amount” as defined in Section 280G of the Internal Revenue Code, and (2) continued eligibility for medical and dental insurance coverage for the officer and his dependents for a period of 18 months, provided that the severance payment to the officer shall be reduced by the minimum amount necessary to ensure that he receives parachute payments under Section 280G of the Internal Revenue Code. An estimate of such payments as of September 30, 2007 are as follows: $795,000 for Mr. Wenthen, $860,000 for Mr. McCloskey, and $605,000 for Mr. Abrahamian.

Messrs. Wenthen, McCloskey and Abrahamian entered into addendums to their Change in Control Severance Agreements which provided that they will forfeit the benefits otherwise payable under such agreements in the event that they terminate their employment without New York Community’s consent within six months following the merger effective time. During this period, New York Community may terminate the employment of the executives upon 30 days notice. In consideration of this addendum, additional payments will be made to these officers on the earlier of the termination of employment or six months from the merger effective time as follows: $100,000 each for Mr. Wenthen and Mr. McCloskey and $150,000 for Mr. Abrahamian.

Executive and Director Life Insurance Policies. Certain directors and officers participate in a life insurance program related to Synergy Bank’s bank-owned life insurance assets. Each director and executive of Synergy Bank who has a life insurance policy assignment will become fully vested in the death benefit as of the merger effective time. New York Community will continue to maintain such insurance policies. A table outlining such benefits follows:

Director	Vested Death Benefit
Nancy A. Davis	$200,000
Magdalena De Perez(1)	200,000
David H. Gibbons, Jr.	200,000
Kenneth S. Kasper	200,000
Paul T. LaCorte	200,000
George Pulvinski	200,000
W. Phillip Scott(1)	200,000
Albert N. Stender	200,000

Officers
A. Richard Abrahamian	$466,500
John S. Fiore	3,170,000
Kevin M. McCloskey	600,000
Kevin A. Wenthen	519,000

(1)	Director of Synergy Bank only.

Cancellation of Stock Options. Synergy has previously awarded options to acquire Synergy common stock to its directors and officers under various equity-based compensation plans. At or immediately before the effective time of the merger, any unvested stock options become immediately vested and exercisable. Synergy stock option holders may elect to receive a cash payment for their stock options in lieu of exchanging such options for options to acquire New York Community common stock. The following table reflects the number of stock options held by each director and executive officer and an estimate of the total cash payment for such options (before deduction of any applicable withholding taxes) based on the value of shares of New York

Community common stock as of May 11, 2007 with a value of $14.18 per share, assuming the individuals do not exercise any options before the merger closes. See “Treatment of Stock Options” above for a description of the cash payment for Synergy stock options.

Name	Number of Shares	Total Cash Payment for Options(1)
David H. Gibbons, Jr.	49,523	$305,092
Paul T. LaCorte	49,523	305,092
Albert N. Stender	49,523	305,092
Nancy A. Davis	49,523	305,092
Kenneth S. Kasper	49,523	305,092
George Putvinski	49,523	305,092
Magdalena De Perez(2)	49,523	305,092
W. Phillip Scott(2)	49,523	305,092
John S. Fiore	290,685	1,694,894
Kevin M. McCloskey	137,662	894,325
Kevin A. Wenthen	137,662	894,325
A. Richard Abrahamian	60,000	139,200

(1)	Calculated using an estimated cash payment amount of $14.18 per option reduced by the applicable option exercise price. The actual amount will be determined as of the effective time of the merger based upon the average closing sales price of New York Community common stock for the 20 trading days preceding the merger closing date multiplied by the exchange ratio, less the exercise price per share.
(2)	Director of Synergy Bank only.

Restricted Stock Awards

At or immediately prior to the effective time of the merger, any unvested awards under the 2003 Restricted Stock Plan and 2004 Restricted Stock Plan of Synergy shall, pursuant to the terms of such plans, be deemed immediately vested and nonforfeitable, be distributed in the form of shares of Synergy common stock, and be converted into shares of common stock of New York Community upon the closing of the merger. The 2003 awards, absent the proposed transaction, would be 100% earned and non-forfeitable as of April 22, 2008. The 2004 awards, absent the proposed transaction, would be 100% earned and non-forfeitable as of August 31, 2009. The following table reflects the number of unvested restricted stock awards held by each director and executive officer which will vest in connection with the completion of the merger (assuming that the merger is completed between September 1, 2007 and April 21, 2008) and the value of such restricted stock awards (before deduction of any applicable withholding taxes) based on the value of shares of New York Community common stock as of May 11, 2007 with a value of $14.18 per share.

Name	Number of Shares(2)	Total Value of Unvested Stock Awards(3)
David H. Gibbons, Jr.	5,806	$82,329
Paul T. LaCorte	5,806	82,329
Albert N. Stender	5,806	82,329
Nancy A. Davis	5,806	82,329
Kenneth S. Kasper	5,806	82,329
George Putvinski	5,806	82,329
Magdalena De Perez(1)	5,806	82,329
W. Phillip Scott(1)	5,806	82,329
John S. Fiore	38,650	548,057
Kevin M. McCloskey	14,766	209,382
Kevin A. Wenthen	14,766	209,382
A. Richard Abrahamian	15,000	212,700

(1)	Director of Synergy Bank only.
(2)	Total number of stock awards unvested as of October 1, 2007.
(3)	Based upon a value of $14.18 (the implied value of one share of Synergy common stock valued as of May 11, 2007, the last trading day before the merger was announced).

Indemnification. Pursuant to the merger agreement, New York Community has agreed that from and after the effective date of the merger, it will indemnify and hold harmless each present and former officer or director of Synergy against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments or amounts that are paid in settlement (with the written approval of any such settlement by New York Community, which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation (each a “Claim”), based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Synergy if such Claim pertains to any matter of fact arising, existing or occurring at or before the closing of the merger to the fullest extent to which directors and officers of Synergy are entitled under applicable law and Synergy’s certificate of incorporation and bylaws (and New York Community will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification).

Advisory Board. New York Community has agreed to establish an advisory board and offer membership to those individuals serving as directors of Synergy or Synergy Bank as of the effective time of the merger. Members of the advisory board will receive $10,000 per year for service on the advisory board which will remain in place for at least two years.

Directors’ and Officers’ Insurance. New York Community has further agreed, for a period of six years after the effective date of the merger, to cause the persons serving as officers and directors of Synergy immediately before the effective date to continue to be covered by Synergy’s current directors’ and officers’ liability insurance policy (provided that New York Community may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to matters occurring before the effective date which were committed by such officers and directors in their capacity as such. New York Community is not required to spend more than 150% of the annual cost currently incurred by Synergy for its insurance coverage.

Management and Operations of New York Community Bank After the Merger

It is expected that immediately after the merger is completed, Synergy Bank will be merged with and into New York Community Bank, a wholly-owned subsidiary of New York Community, with New York Community Bank as the surviving entity. Management of New York Community Bank will remain unchanged after the bank merger.

Conduct of Business Pending the Merger

Synergy has agreed that, until completion of the merger, unless permitted by New York Community, or unless required or permitted by the merger agreement, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course;

•	fail to maintain and preserve intact its business organization and assets and maintain its rights and franchises;

•

take any action that would adversely affect or delay the ability of the parties to obtain any regulatory approval required to consummate the transactions contemplated by the merger agreement in a timely manner or its ability to perform its obligations under the merger agreement;

Capital Stock

•	split, combine or reclassify its capital stock;

•

pay any cash or stock dividends or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not exceeding $0.07 per share and dividends paid by any Synergy subsidiary to its parent. Synergy currently pays a quarterly cash dividend of $0.07 per share. Under the terms of the merger agreement, Synergy may continue to pay a regular quarterly cash dividend of no more than $0.07 per share with payment and record dates consistent with past practice. However, the last quarterly dividend by Synergy before the effective time of the merger shall be coordinated with New York Community so that Synergy’s stockholders do not receive dividends on both Synergy common stock and New York Community common stock received in the merger during the same quarter, or fail to receive a dividend on either the Synergy common stock or the New York Community common stock to be received in the merger in respect to such quarter. Additionally, if the merger has not been consummated prior to the record date for New York Community’s cash dividend payable during the quarter ended December 31, 2007, in lieu of Synergy’s regular cash dividend, Synergy may pay a special cash dividend for such quarter (and for each subsequent quarter before the effective time of the merger) in a per share amount equal to the then current New York Community cash dividend multiplied by the exchange ratio;

•	grant any right to acquire any of its shares of capital stock;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Assets and Liabilities

•	acquire all or a substantial portion of the business or assets of a third party;

•	purchase assets or incur liabilities other than in the ordinary course of business;

•	sell or dispose of any of its assets, other than in the ordinary course of business consistent with past practice;

Merger with Another Entity

•	merge or consolidate with any other corporation or entity;

Investments

•

purchase any equity securities, or purchase any securities other than those rated “A” or higher by either Standard & Poor’s Services or Moody’s Investor Service, with a weighted average life of five years or less, and otherwise than in the ordinary course of business consistent with past practice;

•

enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any action to hedge the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

Contracts

•	enter into, amend in any material respect or terminate any contract or agreement, except in the ordinary course of business or as specifically permitted by the merger agreement;

•	renew any branch facility lease;

Loans

•

except for commitments in existence before the date of the merger agreement, make any new loan or other credit facility commitment in an amount in excess of (i) $2.5 million for a commercial real estate loan; (ii) $500,000 for a commercial business loan; or (iii) any nonconforming residential loans to be originated for retention in the loan portfolio;

•	sell any participation interest greater than $2.0 million in any loan, other than the sale of one- to-four-family real estate loans consistent with past practice or OREO properties;

Employees

•

except as previously disclosed to New York Community in the disclosure schedules to the merger agreement, increase the compensation or fringe benefits of any of its employees or directors, except as set forth in the merger agreement or, with respect to non-executive employees, bonuses and pay increases in the ordinary course of business consistent with past practice;

•

except as previously disclosed to New York Community in the disclosure schedules to the merger agreement, pay any bonus, severance or termination or contribution not required by any existing plan or agreement to any employees or directors, other than retention bonuses permitted under the merger agreement;

•

become a party to, amend (except as may be required by law) or commit to any benefit plan or employment agreement or become a party to any agreement with an affiliate (other than a deposit transaction);

•	take any action that would give rise to a right of payment to any person under any employment agreement other than as specifically permitted by the merger agreement;

•	take any action that would accelerate the right to payment under any benefit plan;

•

hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any employee with annual total compensation in excess of $60,000 provided that Synergy may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

Settling Claims

•

settle any claim against it for more than $50,000 individually or $100,000 in the aggregate and that does not create negative precedent for other pending claims, actions, litigation, arbitration or proceedings;

Corporate Governance

•	amend its certificate of incorporation or bylaws, except as required by law, or appoint a new director to its board of directors;

Capital Expenditures

•

except as previously disclosed to New York Community in the disclosure schedules to the merger agreement, make any capital expenditures in excess of $20,000 individually or $100,000 in the aggregate other than pursuant to binding commitments and other than expenditures necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of an existing banking office;

Accounting

•	change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

Merger Agreement

•

take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue or in the conditions to the merger not being satisfied except as may be required by law; or

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code.

Other Agreements

The merger agreement also contains other agreements relating to the conduct of New York Community and Synergy before consummation of the merger, including the following:

•

Synergy will give New York Community reasonable access upon reasonable notice during normal business hours to Synergy’s property, resources, books, papers, records and personnel and furnish all information New York Community may reasonably request;

•

Synergy shall provide New York Community with access to Synergy’s records and systems for the purpose of allowing New York Community to obtain account and transaction information for the purpose of completing a migration or integration of such data into its systems and planning for same.

•	Synergy will provide New York Community with a written list of its non-performing assets within 15 business days of the end of each month;

•

Synergy will furnish New York Community with copies of audits and reports submitted to Synergy by its independent accountants, and, within 25 days after the end of each month, will deliver to New York Community consolidated financial statements for such month, and will furnish New York Community such additional financial data that Synergy possesses and as New York Community may reasonably request;

•	Synergy will maintain insurance as is customary in relation to the character and location of its properties and the nature of its business;

•	New York Community and Synergy will each supplement or amend its disclosure schedules before the effective time of the merger as necessary;

•	Unless required by applicable law or regulations, New York Community will not declare, set aside or pay any extraordinary dividend or other distribution on its capital stock;

•

New York Community will establish an advisory board which will remain in place for a minimum of two years, offer membership to those individuals serving as directors of Synergy as of the effective time of the merger and those members will receive $10,000 per year for their service;

•

New York Community and Synergy will use all commercially reasonable best efforts to obtain all consents and approvals necessary or desirable to consummate the transactions contemplated by the merger agreement;

•

New York Community and Synergy will use all commercially reasonable best efforts to take or do all things necessary, proper and advisable under applicable law to consummate the transactions contemplated by the merger agreement;

•

New York Community and Synergy will promptly notify the other party if it determines that a condition to its obligation to complete the merger or the bank merger cannot be fulfilled and that it will not waive that condition;

•

New York Community and Synergy will cause their respective representatives to confer with each other and report the general status of the ongoing operations of their respective companies, and will promptly notify each other of any material change in the normal course of their respective businesses and, to the extent permitted by law, of any governmental complaints or investigations;

•

Synergy will promptly inform New York Community of any material litigation involving Synergy and of any notice of any legal proceeding relating to Synergy’s alleged liability under any labor or employment law;

•

Synergy will promptly provide New York Community with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release;

•	Synergy will meet with New York Community on a regular basis to discuss and plan for the conversion of Synergy’s data processing and related electronic information systems;

•

Synergy will consult with New York Community with respect to its loan, litigation and real estate valuation policies and practices and the parties will consult with respect to any restructuring charges to be taken by Synergy in connection with the merger transactions and Synergy will take such charges as New York Community reasonably requests where legally permissible after all regulatory approvals have been received and New York Community certifies that all other conditions to its obligations to complete the merger have been satisfied;

•

New York Community and Synergy will use their reasonable best efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•

Synergy will take any necessary action to exempt New York Community and this transaction from any anti-takeover provisions contained in Synergy’s certificate of incorporation and bylaws or federal or state law;

•	Synergy and New York Community will consult with each other regarding any public statements about the merger and any filings with any governmental entity before any distribution;

•	New York Community and Synergy will consult with one another before issuing any press release or otherwise making public statements with respect to the merger;

•

Synergy will take all actions necessary to convene a meeting of its stockholders to vote on the merger. The Synergy Board of Directors will recommend at the stockholder meeting that the stockholders vote to approve the merger and will use its reasonable best efforts to solicit stockholder approval, unless it determines that such actions would not comply with its fiduciary obligations to Synergy stockholders; and

•

Before completion of the merger, New York Community will notify the New York Stock Exchange of the additional shares of New York Community common stock that New York Community will issue in exchange for shares of Synergy common stock in the merger.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties made by New York Community and Synergy to each other regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They relate to, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	the accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	compliance with applicable law by both parties;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of fact. Accordingly, they should not be relied on as statements of fact.

Conditions to Completing the Merger

The respective obligations of New York Community and Synergy to complete the merger are subject to various conditions that must be satisfied or waived before completing the merger. The conditions include the following:

•	approval of the merger by Synergy stockholders;

•

receipt of all regulatory approvals or waivers required for the merger and the bank merger without any non-standard conditions that would, in the good faith reasonable judgment of New York Community’s Board of Directors, materially and adversely affect the combined company or materially impair the value of Synergy to New York Community, and the expiration of all statutory waiting periods;

•

no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•

the registration statement, of which this proxy statement–prospectus forms a part, being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the absence of a stop order of any state securities commissioner;

•	receipt by each party of all material consents and approvals from third parties (other than those required from government agencies) required to complete the merger;

•

the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date;

•

the absence of any event or circumstance since December 31, 2006 having or reasonably likely to have a material adverse effect on the other party and receipt of a signed officer’s certificate of the other party to that effect;

•	the shares of New York Community common stock issuable pursuant to the merger being approved for listing on the New York Stock Exchange;

•

New York Community and Synergy having received an opinion of counsel to New York Community, substantially to the effect that for federal income tax purposes, (a) the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and (b) the exchange of New York Community common stock and cash for Synergy common stock will not give rise to the recognition of any income, gain or loss to New York Community, Synergy, or the stockholders of Synergy; and

•

Synergy having received a certificate from the exchange agent certifying its receipt of sufficient cash to pay for fractional shares and the aggregate cash consideration (if any) and irrevocable authorization to issue sufficient shares of New York Community common stock to be issued in exchange for the shares of Synergy common stock pursuant to the terms of the merger agreement.

The parties may waive certain conditions to their obligations. Stockholder approval and regulatory approvals may not be legally waived by the parties.

Regulatory Approvals Required for the Merger

New York Community has agreed to make all filings required in order to obtain all regulatory approvals required to consummate the merger and the bank merger, which includes approval from the Federal Reserve Board (or a waiver of such approval requirement), the Federal Deposit Insurance Corporation, and the New York State Banking Department.

Federal Reserve Board. Consummation of the merger will require New York Community to receive the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, or a waiver of such approval requirement. New York Community has received a waiver from the Federal Reserve Board of the approval requirement.

New York State Banking Department. Consummation of the merger will require New York Community to receive the prior approval of the New York State Banking Department under, among others, Section 601 of the New York State Banking law. New York Community filed an application for this approval on June 25, 2007.

Federal Deposit Insurance Corporation. Immediately following the merger of Synergy with and into New York Community, New York Community expects to merge Synergy Bank with and into New York Community Bank. The bank merger is subject to the approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting the approval under the Bank Merger Act, the Federal Deposit Insurance Corporation must consider, among other things, the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. New York Community filed an application with the Federal Deposit Insurance Corporation on June 15, 2007.

In addition, a period of 15 days must expire following approval by the FDIC before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While New York Community and Synergy believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the State of New York will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge. Synergy must also deliver a notice of the merger to the Office of Thrift Supervision and has done so.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “The Merger and the Merger Agreement—Conditions to Completing the Merger” and “—Termination; Amendments, Waiver.” There can be no assurance that the requisite regulatory approvals or waivers will be obtained, and if obtained, there can be no assurance as to the date of any approval or waivers. There can also be no assurance that any regulatory approvals or waivers will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “The Merger and the Merger Agreement—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the exchange ratio for converting Synergy common stock to New York Community common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Agreement Not to Solicit Other Proposals

Synergy has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with New York Community. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving Synergy or its subsidiaries;

•	any sale, lease, share, exchange, mortgage, pledge, transfer or other disposition of the consolidated assets of Synergy in one or more transactions outside the ordinary course of business;

•

any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Synergy or the filing of a registration statement under the Securities Act of 1933 in connection therewith; and

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Synergy may, however, furnish information regarding Synergy to, or enter into and engage in discussion with, any person or entity in response to an unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•

Synergy’s Board of Directors determines, after consultation with, and after considering the advice of, its independent financial advisor, that such proposal is superior to the New York Community merger from a financial point of view for Synergy’s stockholders;

•

Synergy’s Board of Directors determines, after consultation with, and after considering the advice of, independent legal counsel, that the failure to do so would be inconsistent with their fiduciary obligations under applicable law;

•

Synergy promptly notifies New York Community of such inquiries, proposals or offers, the material terms of such inquiries, proposals or offers and the identity of the person making such inquiry, proposal or offer; and

•	the Synergy special stockholders meeting has not yet occurred.

The merger agreement refers to such an acquisition proposal as a “superior proposal.” Synergy’s pursuit of a superior proposal may result in the payment of a $6.0 million termination fee to New York Community. See “—Termination; Amendment; Waiver.”

Termination; Amendment; Waiver

The merger agreement may be terminated before the closing of the merger, whether before or after approval of the merger by Synergy’s stockholders, as follows:

•	by mutual written agreement of the Boards of Directors of New York Community and Synergy;

•

by the Board of Directors of either New York Community or Synergy, if the merger has not been completed on or before January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy), and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, or if any of the conditions precedent to the terminating party’s obligations to complete the merger cannot be satisfied by such date and the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by the Board of Directors of either New York Community or Synergy, if Synergy stockholders do not approve the merger at the special meeting, provided that Synergy may not terminate the merger agreement under this provision if it violated its agreement not to solicit third party acquisition proposals (as described under “—Agreement Not to Solicit Other Proposals”) or if its Board of Directors withdraws, modifies or changes in any manner adverse to New York Community the board’s recommendation that Synergy stockholders approve the merger, except where the board has determined, with the advice of its outside counsel, that the withdrawal, modification or change of its recommendation is required by its fiduciary duties;

•

by the Board of Directors of the non-breaching party if the other party: (1) breaches any covenants or undertakings contained in the merger agreement; or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be cured before January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy) or within thirty days after notice from the terminating party and provided that the terminating party has the right to not consummate the merger as a result of such breach and any other breaches;

•

by the Board of Directors of either New York Community or Synergy, if a bank regulatory authority whose approval is required for the merger or the bank merger takes final, nonappealable action denying such approval or if a court or other governmental body issues a final, nonappealable order prohibiting the merger;

•

by the Board of Directors of New York Community, if Synergy violates its agreement not to solicit third-party acquisition proposals or if its Board of Directors withdraws it recommendation that Synergy stockholders approve the merger;

•

by the Board of Directors of New York Community if: (1) Synergy shall have received a superior proposal, and either Synergy shall have entered into an acquisition agreement with respect to such superior proposal; (2) or the Board of Directors of Synergy withdraws its recommendation of the merger agreement, fails to make such recommendation, or modifies or qualifies in a manner adverse to New York Community, the Board’s recommendation that Synergy stockholders approve the merger; or (3) the Board of Directors of Synergy authorizes, endorses or recommends to Synergy stockholders an acquisition proposal other than the transactions contemplated by the merger agreement with New York Community; or

•

by the Board of Directors of Synergy in order to accept a superior proposal, provided that Synergy has notified New York Community at least three business days in advance of such superior proposal and given New York Community the opportunity during such period, if New York Community elects in its sole discretion, to negotiate amendments to the merger agreement which would permit Synergy to proceed with the proposed merger with New York Community.

Under the latter two scenarios described above, if the merger agreement is terminated, Synergy must pay to New York Community a cash termination fee of $6.0 million. The fee would also be payable to New York Community if the Board of Directors of Synergy authorizes a third-party acquisition proposal, or if Synergy enters into a definitive agreement for an acquisition proposal or consummates an acquisition proposal within fifteen months of the termination of the merger agreement, if the termination was by New York Community due to a willful breach of a representation, warranty, covenant or agreement by Synergy or by either party due to the failure of the merger to be completed by January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy) or the failure of the stockholders of Synergy to approve the merger, in any case, after Synergy has received an acquisition proposal.

Additionally, the Board of Directors of Synergy may terminate the merger agreement if, at any time during the three business day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger and the bank merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective fifteen days thereafter, if both of the following conditions are satisfied:

•

the average of the daily closing sales price of New York Community common stock for the ten consecutive trading days immediately preceding the Determination Date (the “New York Community Market Value”) is less than $14.63; and

•

the number obtained by dividing (a) the New York Community Market Value by (b) the closing sales price of New York Community common stock on May 11, 2007 ($17.73) (the “Initial New York Community Market Value”), is less than the quotient obtained by dividing (a) the sum of the average of the daily closing sales prices for the ten consecutive trading days immediately preceding the Determination Date of a group of financial institution holding companies listed in the merger agreement, given the weighting designated in the merger agreement (the “Final Index Price”) by (b) the sum of the average of the daily closing sales prices of those weighted financial institution holding companies on the trading day immediately preceding the public announcement of the merger agreement (the “Initial Index Price”), minus 0.175.

If Synergy elects to exercise its termination right as described above, it must give prompt written notice to New York Community. During the three business day period commencing with its receipt of such notice, New York Community shall have the option to increase the merger consideration in the form of New York Community common stock, cash or a combination of both to be received by the holders of Synergy common stock so that the merger consideration shall be valued at the lesser of: (i) $14.63 (the result of $17.73 multiplied by 0.825) multiplied by the exchange ratio or (ii) the product obtained by multiplying the index ratio (the Final Index Price divided by the Initial Index Price) by $17.73 multiplied by the exchange ratio. If New York Community so elects, it shall give, within such three business-day period, written notice to Synergy of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the revised exchange ratio shall have been so modified). Because the formula depends on the future price of New York Community’s common stock and that of the index group, it is not possible presently to determine the adjusted exchange ratio, but, in general, to the extent New York Community elected to pay the additional merger consideration in New York Community common stock the ratio would be increased and, consequently, more shares of New York Community common stock would be issued, to take into account the extent to which the average price of New York Community’s common stock exceeded the decline in the average price of the common stock of the index group.

The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the Synergy stockholders. However, after such approval, no amendment may be made without their approval if it reduces the exchange ratio or materially adversely affects the rights of the Synergy stockholders.

Fees and Expenses

New York Community and Synergy will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby.

Material United States Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Synergy common stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that you hold your shares of Synergy common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•

a Synergy stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	a Synergy stockholder who received Synergy common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Synergy benefit plan; or

•	a Synergy stockholder who holds Synergy common stock as part of a hedge, straddle or constructive sale or conversion transaction.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Synergy common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Based on representations contained in letters provided by New York Community and Synergy and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Muldoon Murphy & Aguggia LLP, special counsel to New York Community, that the material United States federal income tax consequences of the merger are as follows:

•

the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	no gain or loss will be recognized by New York Community, its subsidiaries, or Synergy or Synergy Bank by reason of the merger;

•

you will not recognize gain or loss upon exchange of your Synergy common stock for New York Community common stock, except to the extent of any cash received in lieu of a fractional share of New York Community common stock;

•

your tax basis in the New York Community common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your tax basis in the Synergy common stock you surrendered;

•

if you receive cash instead of a fractional share interest of New York Community common stock, you will be considered as having received the fractional share pursuant to the merger and then having exchanged the fractional share for cash in a redemption by New York Community. As a result, you will generally recognize a gain or loss equal to the difference between the amount of cash received and the basis in your fractional share interest as set forth above. The gain or loss will be a capital gain or loss, and will be a long term capital gain or loss if, as of the effective date of the merger, your holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations; and

•

your holding period for the New York Community common stock that you receive in exchange for Synergy common stock will include your holding period for the shares of Synergy common stock that you surrender in the merger.

Holding New York Community Common Stock. The following discussion describes the U.S. federal income tax consequences to a holder of New York Community common stock after the merger. Any cash distribution paid by New York Community out of earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as ordinary dividend income and will be includible in your gross income in accordance with your method of accounting. Cash distributions paid by New York Community in excess of its earnings and profits will be treated as (i) a tax-free return of capital to the extent of your adjusted basis in your New York Community common stock (reducing such adjusted basis, but not below zero), and (ii) thereafter as a gain from the sale or exchange of a capital asset.

Upon the sale, exchange or other disposition of New York Community common stock, you will generally recognize gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the shares of New York Community common stock surrendered. Any such gain or loss generally will be long-term capital gain or loss if your holding period with respect to the New York Community common stock surrendered is more than one year at the time of the disposition.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by New York Community and Synergy, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the Internal Revenue Service is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth in this document. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of the material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. We urge Synergy stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Restrictions on Resale of Shares of New York Community Common Stock

All shares of New York Community common stock received by Synergy stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except that shares of New York Community common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of Synergy at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Synergy generally include individuals or entities that control, are controlled by, or are under common control with, Synergy and may include certain officers and directors of Synergy as well as principal stockholders of Synergy. Pursuant to the merger agreement, Synergy has delivered to New York Community a letter agreement from each person believed to be an affiliate of Synergy that is intended to ensure compliance with the Securities Act of 1933 with respect to any subsequent transfers by such persons of shares of New York Community common stock received in the merger.

This proxy statement-prospectus does not cover resales of New York Community common stock received by any person who may be deemed to be an affiliate of Synergy.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States of America, the merger will be accounted for by New York Community in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” As a result, the recorded assets and liabilities of New York Community will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on, and the assets and liabilities from the acquisition of Synergy will be adjusted to fair value at the date of the merger. In addition, all identified intangibles, which presently consist of a core deposit intangible, will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash in lieu of fractional shares plus fair value of the shares of New York Community common stock to be issued to former Synergy stockholders, exceeds the fair value of the net assets, including identifiable intangibles, of Synergy at the merger completion date, that amount will be reported by New York Community as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of Synergy being included in the consolidated income of New York Community beginning from the date of consummation of the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

New York Community is incorporated under the laws of the State of Delaware and, accordingly, the rights of New York Community stockholders are governed by the laws of the State of Delaware and New York Community’s amended and restated certificate of incorporation and bylaws. Synergy is incorporated under the laws of the State of New Jersey and, accordingly, the rights of Synergy stockholders are governed by the laws of the State of New Jersey and Synergy’s certificate of incorporation and bylaws. As a result of the merger, Synergy stockholders will become stockholders of New York Community. Therefore, following the merger, the rights of Synergy stockholders who become New York Community stockholders in the merger will be governed by the laws of the State of Delaware and by New York Community’s amended and restated certificate of incorporation and bylaws. The New York Community amended and restated certificate of incorporation and bylaws will be unaltered by the merger.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a New York Community stockholder under the New York Community amended and restated certificate of incorporation, New York Community bylaws, and Delaware General Corporation Law (left column) and the rights of a stockholder under the Synergy certificate of incorporation, Synergy bylaws, and New Jersey law (right column). The summary set forth below is not intended to provide a comprehensive summary of Delaware or New Jersey law, or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the New York Community amended and restated certificate of incorporation and bylaws, and the Synergy certificate of incorporation, bylaws, Synergy’s Rights Agreement and the applicable provisions of Delaware and New Jersey law.

Authorized Stock

New York Community	Synergy

•     New York Community’s amended and restated certificate of incorporation authorizes 605,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, $.01 par value, and 600,000,000 shares of common stock, $.01 par value.

•     Synergy’s certificate of incorporation authorizes 25,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, $0.10 par value, and 20,000,000 shares of common stock $0.10 par value.

• As of July 27, there were • shares of New York Community common stock issued and outstanding.	• As of July 27, there were • shares of Synergy common stock issued and outstanding.

• As of July 27, there were no shares of New York Community preferred stock issued and outstanding.	• As of July 27, there were no shares of Synergy preferred stock issued and outstanding.

Corporate Governance

New York Community	Synergy
• The rights of New York Community stockholders are governed by Delaware law and the amended and restated certificate of incorporation and bylaws of New York Community.	• The rights of Synergy stockholders are governed by New Jersey law and the certificate of incorporation and bylaws of Synergy.

Voting Rights

New York Community	Synergy
• Except as provided under the terms of any series of preferred stock (as provided by the Board of Directors), the holders of common stock exclusively hold all voting power.	• Same.

•     Under Delaware law, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of common stock held by such stockholder. Under New York Community’s amended and restated certificate of incorporation, a beneficial owner of in excess of 10% of the then-outstanding shares of common stock (the “Limit”) is not entitled to any vote in respect of the shares held in excess of the Limit.

• Same under New Jersey law. Synergy has a substantially identical 10% voting limitation provision in its certificate of incorporation.

•     Under Delaware law, the certificate of incorporation may provide for cumulative voting for election of directors. As New York Community’s amended and restated certificate of incorporation does not so provide, stockholders may not cumulate their votes for the election of directors.

• Same under New Jersey law. Synergy’s certificate of incorporation does not permit cumulative voting.

Certain Business Combinations

New York Community	Synergy

•     New York Community’s amended and restated certificate of incorporation provides that at least 80% of the voting power of the then outstanding shares of voting stock must approve certain “business combinations” involving an “interested stockholder.” However, this vote requirement is not applicable to any particular business combination, and such business combination shall require only the vote of a majority of the outstanding shares of capital stock entitled to vote, if a majority of directors not affiliated with the interested stockholder approves the business combination, or certain price and procedure requirements are met. An “interested stockholder” generally means a person who is a greater than 10% stockholder of New York Community or who is an affiliate of New York Community and at any time within the past two years was a greater than 10% stockholder of New York Community.

Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203), that person may not engage in

•     Synergy has a nearly identical provision in its certificate of incorporation.

The New Jersey General Corporation law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or (2) the transaction has been approved by two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder or (3) the transaction

New York Community	Synergy

certain business combinations with the corporation for a period of three years unless (1) the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder; (2) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

A Delaware corporation may elect not to be governed by Section 203. New York Community has not made such an election.

satisfies certain fair price and terms criteria. Synergy has adopted the New Jersey business combination statute through a provision in its certificate of incorporation.

Mergers not involving an “interested stockholder” may be approved by a majority of the votes cast at the meeting at which the proposed merger is considered.

Dividends

New York Community	Synergy

•     Under Delaware law, stockholders are entitled, when declared by the board of directors, to receive dividends, subject to any restrictions contained in the certificate of incorporation and subject to any rights or preferences of any series of preferred stock. There are no express restrictions regarding dividends in New York Community’s amended and restated certificate of incorporation.

• Holders of common stock are entitled, when declared by Synergy’s Board of Directors, to receive dividends, subject to any rights or preferences of any series of preferred stock.

Appraisal Rights

New York Community	Synergy

•     Delaware law provides that stockholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called “appraisal rights”). Appraisal rights do not apply if, however, (1) the shares are listed on a national securities exchange or are held by 2,000 or more holders of record (as is currently the case with respect to New York Community’s common stock) and (2) except for cash in lieu of fractional share interests, the shares are being exchanged for the shares of the surviving corporation of the merger or the shares of any other corporation, which shares of such other corporation will, as of the effective date of the merger or consolidation, be listed on a national securities exchange or be held of record by more than 2,000

•     New Jersey law provides that, except in connection with a transaction governed by the New Jersey business combination statute or exempted from that statute pursuant to the statute’s fair price provisions, a stockholder is not entitled to demand the fair value of his or her shares of stock in any transaction if the stock is listed on a national securities exchange or the shares to be received are listed on a national securities exchange. Since Synergy common stock is listed on a national securities exchange, the holders of Synergy common stock are not entitled to appraisal rights under any circumstances, regardless of the form of consideration to be paid for their shares.

New York Community	Synergy

holders. Appraisal rights also are not available to a corporation’s stockholders when the corporation will be the surviving corporation and a vote of its stockholders is not required to approve the merger.

Delaware law also provides that any corporation may provide in its certificate of incorporation that appraisal rights shall be available in connection with amendments to its certificate of incorporation, any merger to which the corporation is a party or the sale of all or substantially all of the corporation’s assets. New York Community’s amended and restated certificate of incorporation contains no such provision.

Stockholders’ Meeting

New York Community	Synergy
• Written notice of all meetings of stockholders must be given no fewer than 10 days and no more than 60 days before the meeting to each stockholder entitled to vote.

•     Written notice of all meetings of stockholders must be given no fewer than 10 days and no more than 50 days before the meeting to each stockholder entitled to vote and entitled to notice of the meeting.

•     A majority of all shares entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

• A majority of all shares entitled to vote, present in person or by proxy, constitutes a quorum at a meeting of shareholders.

•     Special meetings may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the “Whole Board,” meaning the total number of directors which New York Community would have if there were no vacancies on the Board.

•     Special meetings may be called by the President, a majority of the Board of Directors, or by a committee of the Board of Directors pursuant to a resolution of the Board of Directors, except as otherwise provided by New Jersey law. Special meetings may be called at the request of stockholders by the Secretary only on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

•     For purposes of determining stockholders entitled to vote at a meeting, the board of directors may fix, in advance, a record date that is neither less than 10 days nor more than 60 days before the meeting. If no record date is fixed, the record date is the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the next day preceding the day on which the meeting is held.

•     Under New Jersey law, unless the bylaws provide otherwise, the board of directors may set a record date for the purposes of making any proper determination with respect to stockholders. The record date may not be before the close of business on the day the record date is fixed and shall not be more than 60 days before the date on which the action will be taken. In the case of a stockholders’ meeting, the record date must be at least 10 days before the meeting.

New York Community	Synergy
• The Board of Directors or any stockholder may nominate directors for election or propose new business.	• Same.

•     To nominate a director or propose new business, stockholders must give written notice not less than 90 days before the meeting. However, if New York Community gives less than 100 days notice or prior public disclosure of the date of the meeting, written notice of the stockholder proposal or nomination must be delivered to the Secretary within 10 days of the date notice of the meeting was mailed to stockholders or such public disclosure was made. Each notice given by a stockholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the stockholder making the nomination or proposal.

•     To propose new business, stockholders must give written notice that is received no later than the close of business on the 60th day before the first anniversary of the preceding year’s annual meeting. For stockholder proposals to be included in Synergy’s proxy materials, the shareholder must comply with all the timing and informational requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

To nominate a director, stockholders must give written notice that is received not less than 60 days before the first anniversary of the preceding year’s annual meeting. Each notice given by a stockholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the stockholder making the nomination or proposal.

Action by Stockholders Without a Meeting

New York Community	Synergy

•     Subject to the rights of holders of any class of series of Preferred Stock of the corporation, any action required or permitted to be taken by the stockholders of the corporation must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

•     Action that may be taken at a stockholders annual or special meeting may be taken without a meeting by unanimous written consent so long as the unanimous written consent which sets forth the action is given in writing by each stockholder entitled to vote on the matter.

Board of Directors

New York Community	Synergy
• The bylaws provide that the number of directors shall be such number as the majority of the whole board shall from time to time have designated, and in the absence of such designation, shall be 16.

•     The bylaws provide that the number of directors shall be fixed from time to time exclusively by vote of at least two-thirds of the board of directors but in no event shall the number of directors exceed 15.

• The board of directors is divided into three classes, with one class elected at each annual meeting.	• Same.

New York Community	Synergy

•     Subject to the rights of preferred stockholders, and unless the board of directors otherwise determines, vacancies on the board of directors will be filled by a majority vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

•     Any vacancies in the board of directors, however caused, may be filled by the affirmative vote of a majority of the remaining directors in office, whether or not a quorum, and any director so chosen will hold office until the next annual meeting.

•     No person may be elected, appointed or nominated as a director after December 31 of the year in which such person attains the age of 80, provided that the board of directors may exclude an incumbent director from such age limitation by written resolution approved by a majority of disinterested members.

•     Synergy does not have an age requirement but does have the following requirements for directors. Each director of Synergy must reside within the State of New Jersey in a county where Synergy Bank maintains a branch office unless the director was also a director of Synergy Financial Group, Inc., as of December 31, 2001. Each director of Synergy must own at least 1,000 shares of Synergy’s common stock. A person is not eligible to serve as a director of Synergy if he or she is a “management official” of another “depository institution” or “depository holding company” as defined by the Office of Thrift Supervision. A person is not eligible to serve as director if he or she is under indictment for, or has ever been convicted of, a criminal offense that involves dishonesty or breach of trust and for which the penalty could be imprisonment for more than one year; (2) is a person against whom a federal or state bank regulatory agency has issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (3) has been found either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court to have (a) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency or (b) breached a fiduciary duty involving personal profit; or (4) has been nominated by a person who would be disqualified from serving as a director of Synergy under (1), (2) or (3) above.

•     Subject to the rights of preferred stockholders, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

• Same.

Limitation of Personal Liability of Directors

New York Community	Synergy

•     Delaware law provides a corporation may indemnify any director made party to any proceeding by reason of service in that capacity if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

•     New Jersey law provides a corporation may indemnify any director made party to any proceeding by reason of service in that capacity, unless (1) it is established that the act or omission of the director was material to the matter giving rise to the proceeding and: (a) was committed in bad faith, or could not have been reasonably believed to be in or not opposed to the best interests of the corporation; (b) was the result of active and deliberate dishonesty; or (2) the director received an improper personal benefit in money, property, or services; or (3) in the case of any criminal proceeding, the director has reasonable cause to believe that the act or omission was unlawful. Furthermore, unless limited by the certificate of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

•     Delaware law also provides that a corporation may not indemnify a director in respect to any claim, issue or matter as to which the director has been adjudged to be liable to the corporation unless and only to the extent that, the Court of Chancery or court where such action was brought determines indemnity is proper. Furthermore, directors shall be indemnified where they have been successful on the merits or otherwise.

•     New Jersey law also provides that a corporation may not indemnify a director where the director is found liable to the corporation in a stockholder derivative proceeding or in connection with a proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director is adjudged liable on the basis that personal benefit was improperly received by him or her. Under these circumstances, the director may petition a court to nevertheless order indemnification if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

•     New York Community’s amended and restated certificate of incorporation provides that the corporation shall indemnify any director made party to a proceeding because he or she is or was serving as director against all expense, liability and loss to the fullest extent authorized by Delaware law.

•     Synergy’s certificate of incorporation provides that Synergy shall indemnify any director made party to a proceeding because he or she is or was serving as director against all expense, liability and loss to the fullest extent authorized by New Jersey law.

New York Community	Synergy

•     New York Community’s amended and restated certificate of incorporation also provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Stockholder Rights Plan

New York Community	Synergy
• None.

•     Synergy has implemented a rights plan under which a Synergy stockholder has the right to purchase one share of Synergy common stock at a specified time after any person commences a tender or exchange offer which, if consummated, would result in such person becoming a beneficial owner of 15% or more of the outstanding shares of common stock, subject to certain restrictions, or a person otherwise acquires beneficial ownership of 15% or more of the outstanding shares of Synergy common stock. Synergy has taken action to exempt the merger agreement and the transactions contemplated thereby from the operation of its stockholder protection rights plan.

Stockholder Inspection Rights

New York Community	Synergy

•     The Delaware General Corporation Law provides that any stockholder, regardless of the number of shares held and how long he or she has held his or her shares, generally has the right to inspect the corporation’s stock ledger, list of stockholders and other books and records, provided he or she has a proper purpose for doing so and satisfies certain procedural requirements.

•     Under the New Jersey General Corporation Law, only a holder or group of holders of 5% or more of the corporation’s stock for at least six months has the right to inspect the corporation’s stock ledger, list of stockholders and books of account for any proper purpose.

Amendment of the Bylaws

New York Community	Synergy

•     The board of directors, by resolution adopted by a majority of the whole board, may amend, alter, or repeal the bylaws at any board meeting, provided notice of the proposed change was given not less than two days prior to the meeting. Stockholders also may amend, alter or repeal the bylaws at any stockholders meeting provided notice of the proposed change was given in the notice of the meeting, and provided there is the vote of 80% of the voting power of all the then-outstanding shares of voting stock voting together as a single class.

•     The board of directors is expressly empowered to adopt, amend or repeal the bylaws by approval of two thirds of the total number of directors the corporation would have if there were no vacancies. The stockholders also have power to adopt, amend or repeal bylaws by the vote of 80% of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation

New York Community	Synergy

•     The certificate of incorporation may be amended or repealed in the manner prescribed by Delaware law, provided that the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal provisions of the certificate relating to amendments to the certificate, voting rights of beneficial stockholders in excess of 10%, actions without stockholder meetings, special meetings of stockholders, the number, terms and classification and removal of directors, amendments to the bylaws, supermajority vote requirements for certain business combinations with interested stockholders, and the board’s discretion as to offers from other persons for business combinations.

•     The certificate of incorporation may be amended or repealed in the manner prescribed by New Jersey law, provided that the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal provisions relating to amendments to the certificate, restrictions on voting rights of the corporation’s equity securities, directors, amendments to the bylaws, advance notice for nominations and proposals, preemptive rights, approval of certain business combinations, acquisitions of equity securities from interested persons, indemnification of directors and officers, and limitation of liability.

DESCRIPTION OF THE CAPITAL STOCK OF NEW YORK COMMUNITY BANCORP, INC.

In this section, we describe the material features and rights of the New York Community capital stock after the merger. This summary is qualified in its entirety by reference to applicable Delaware law, New York Community’s amended and restated certificate of incorporation and New York Community’s bylaws, as described below. See “Where You Can Find More Information” on page 78.

General

New York Community is currently authorized to issue 600,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New York Community common stock has the same relative rights as, and is identical in all respects to, each other share of New York Community common stock.

As of July 27, 2007, there were • shares of common stock of New York Community outstanding (including • shares of common stock of New York Community reserved for issuance pursuant to New York Community’s employee benefit plans, New York Community stock option plans and shares that may be issued pursuant to warrants issued as part of New York Community’s BONUSESSM units) and no shares of common stock of New York Community held in treasury. After giving effect to the merger on a pro forma basis (and not taking into account New York Community or Synergy stock options that may be exercised prior to closing), approximately • shares of New York Community common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions, New York Community can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. Funds for New York Community dividends are generally provided through dividends from New York Community Bank and New York Commercial Bank (the “Banks”). The payment of dividends by the Banks is subject to limitations which are imposed by law and applicable regulation. The holders of common stock of New York Community are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of New York Community out of funds legally available therefore. If New York Community issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of New York Community possess exclusive voting rights in New York Community. They elect the New York Community Board of Directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If New York Community issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to a provision limiting voting rights. This provision in New York Community’s amended and restated certificate of incorporation provides that, with limited exception, stockholders who beneficially own in excess of 10% of the then-outstanding shares of common stock of New York Community are not entitled to any vote with respect to shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

Liquidation. In the event of any liquidation, dissolution or winding up of the Banks, New York Community, as holder of the Banks’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Banks (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders, all assets of the Banks available for distribution. In the event of liquidation, dissolution or winding up of New York Community, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of New York Community available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the New York Community common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of New York Community common stock are not entitled to preemptive rights with respect to any shares which may be issued. The New York Community common stock is not subject to redemption.

Preferred Stock

Shares of New York Community preferred stock may be issued with such designations, powers, preferences and rights as the New York Community Board of Directors may from time to time determine. The New York Community Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

DISCUSSION OF ANTI-TAKEOVER PROTECTION IN

NEW YORK COMMUNITY BANCORP, INC.’S CERTIFICATE

OF INCORPORATION AND BYLAWS

General

Certain provisions of the New York Community amended and restated certificate of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of New York Community without negotiation with the New York Community Board of Directors. The effect of these provisions is discussed briefly below. All of the provisions discussed below are contained in New York Community’s amended and restated certificate of incorporation and bylaws. Except as described below and under “Comparison of Stockholders’ Rights,” Synergy’s certificate of incorporation and bylaws have substantially similar provisions.

Authorized Stock

The shares of New York Community common stock and New York Community preferred stock authorized by New York Community’s amended and restated certificate of incorporation but not issued provide the New York Community Board of Directors with the flexibility to effect certain financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a stockholder vote, subject to the requirements of the New York Stock Exchange or any other exchange or quotation system on which New York Community’s stock may then be listed or quoted. The New York Community Board of Directors, consistent with its fiduciary duties, could also authorize the issuance of these shares, and could establish voting, conversion, liquidation and other rights for the New York Community preferred stock being issued, in an effort to deter attempts to gain control of New York Community.

Classification of Board of Directors; No Cumulative Voting

New York Community’s amended and restated certificate of incorporation and bylaws provide that the Board of Directors of New York Community is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of the New York Community Board of Directors may discourage a takeover of New York Community because a stockholder with a majority interest in New York Community would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of the New York Community Board of Directors. In addition, New York Community’s amended and restated certificate of incorporation does not and will not, after the merger, authorize cumulative voting for the election of directors of New York Community.

Size of Board; Vacancies; Removal of Directors

The provisions of New York Community’s amended and restated certificate of incorporation and bylaws giving the New York Community Board of Directors the power to determine the exact number of directors, to fill any vacancies or newly created positions, and allowing removal of directors only for cause upon an 80% vote of stockholders, are intended to insure that the classified Board of Directors provisions discussed above are not circumvented by the removal of incumbent directors. Furthermore, since New York Community stockholders do not, and will not, after the merger, have the ability to call special meetings of stockholders, a stockholder seeking to have a director removed for cause generally will be able to do so only at an annual meeting of stockholders. These provisions could make the removal of any director more difficult, even if such removal were desired by the stockholders of New York Community. In addition, these provisions of New York Community’s amended and restated certificate of incorporation and bylaws could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community Board of Directors.

Special Meetings of Stockholders

The provisions of New York Community’s amended and restated certificate of incorporation and bylaws relating to special meetings of stockholders are intended to enable the New York Community Board of Directors to determine if it is appropriate for New York Community to incur the expense of a special meeting in order to present a proposal to New York Community stockholders. If the New York Community Board of Directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting, or until such proposal is properly presented before an earlier duly called special meeting, because stockholders cannot call a special meeting. In addition, these provisions could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community Board of Directors.

Stockholder Action by Unanimous Written Consent

The purpose of the provision in New York Community’s amended and restated certificate of incorporation prohibiting stockholder action by written consent is to prevent any person or persons holding the percentage of the voting stock of New York Community otherwise required to take corporate action from taking such action without giving notice to other stockholders and without the procedures of a stockholder meeting.

Amendment of Certificate of Incorporation and Bylaws

The requirements in New York Community’s amended and restated certificate of incorporation and bylaws for an 80% stockholder vote for the amendment of certain provisions of New York Community’s certificate of incorporation and New York Community’s bylaws is intended to prevent a stockholder who controls a majority of the New York Community stock from avoiding the requirements of important provisions of New York Community’s amended and restated certificate of incorporation or bylaws simply by amending or repealing them. Thus, the holders of a minority of the shares of the New York Community stock could block the future repeal or modification of New York Community’s bylaws and certain provisions of the amended and restated certificate of incorporation, even if such action were deemed beneficial by the holders of more than a majority, but less than 80%, of the New York Community stock.

Voting Limitation

New York Community’s amended and restated certificate of incorporation provides that, with limited exception, holders of common stock who beneficially own in excess of 10% of the outstanding shares of New York Community common stock are not entitled to vote any shares held in excess of 10% of the outstanding shares of common stock.

Business Combinations with Interested Stockholders

New York Community’s amended and restated certificate of incorporation provides that any “Business Combination” (as defined below) involving New York Community and an Interested Stockholder must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either a majority of the “Disinterested Directors” (as defined in the certificate) of New York Community has approved the Business Combination or the terms of the proposed Business Combination satisfy certain minimum price and other standards. For purposes of these provisions, an “Interested Stockholder” includes:

•	any person (with certain exceptions) who is the “Beneficial Owner” (as defined in the certificate) of more than 10% of New York Community common stock;

•	any affiliate of New York Community which is the Beneficial Owner of more than 10% of New York Community common stock during the prior two years; or

•	any transferee of any shares of New York Community common stock that were beneficially owned by an “Interested Stockholder” during the prior two years.

For purposes of these provisions, a “Business Combination” is defined to include:

•	any merger or consolidation of New York Community or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder;

•	the disposition of the assets of New York Community or any subsidiary having an aggregate value of 25% or more of the combined assets of New York Community and its subsidiaries;

•

the issuance or transfer by New York Community or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities or other property having an aggregate value of 25% or more of the outstanding common stock of New York Community and its subsidiaries;

•

any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and

•	the adoption of any plan for the liquidation or dissolution of New York Community proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of New York Community. However, it is not intended to, and will not, prevent or deter all tender offers for shares of New York Community.

Business Combination Statutes and Provisions

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•

the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

Neither of New York Community’s amended and restated certificate of incorporation or bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL.

ADJOURNMENT OF THE SPECIAL MEETING

If there are insufficient votes to constitute a quorum or to approve the merger at the time of the special meeting, the merger may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Synergy at the time of the special meeting to be voted for an adjournment, if necessary, Synergy has submitted the adjournment proposal to its stockholders as a separate matter for their consideration. The Board of Directors of Synergy recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 120 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

EXPERTS

The consolidated financial statements of New York Community Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference into this document in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Synergy Financial Group, Inc. and its subsidiaries as of and for the year ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, and are incorporated by reference into this document in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Synergy Financial Group, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005 incorporated by reference into this document have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is incorporated herein by reference upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger and the United States federal income tax consequences of the merger transaction have been passed upon by Muldoon Murphy & Aguggia LLP, Washington, D.C., special counsel to New York Community.

OTHER MATTERS

As of the date of this document, the Synergy Board of Directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement of the special meeting and shall be voted upon, the enclosed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger will be voted in favor of any adjournment or postponement to solicit further proxies for the approval of the merger.

SYNERGY ANNUAL MEETING STOCKHOLDER PROPOSALS

Synergy will hold its 2008 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. Stockholder proposals intended to be presented at Synergy’s 2008 annual meeting must be received by its Secretary at the administrative office of Synergy, 310 North Avenue East, Cranford, New Jersey, no later than December 1, 2007 to be eligible for inclusion in Synergy’s proxy statement and form of proxy for the 2008 annual meeting. Any such proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and as with any stockholder proposal (regardless of whether included in Synergy’s proxy materials), Synergy’s certificate of incorporation and bylaws and applicable state law.

To be considered for presentation at the 2008 annual meeting, but not for inclusion in Synergy’s proxy statement and form of proxy for that meeting, proposals must be received by Synergy at the above address no later than February 23, 2008. Stockholder proposals must meet other applicable criteria as set forth in Synergy’s bylaws and in the SEC’s proxy rules, in order to be considered at the 2008 annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

New York Community has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission approximately 11.0 million shares of New York Community common stock to be issued in the merger. This document is a part of that registration statement. As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. You may also obtain a copy of the registration statement on the Securities and Exchange Commission’s web site located at http://www.sec.gov. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

Both New York Community and Synergy file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, New York Community and Synergy file such reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

The Securities and Exchange Commission allows New York Community and Synergy to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have been filed with the Securities and Exchange Commission by New York Community:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•

Current Reports on Form 8-K filed on January 3, 2007, February 13, 2007, February 20, 2007, March 5, 2007, March 9, 2007, March 13, 2007, March 16, 2007, April 2, 2007, April 11, 2007, April 16, 2007, May 14, 2007, May 30, 2007, June 6, 2007 and June 20, 2007 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K); and

•

The description of New York Community common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

This document also incorporates by reference the following documents that have been filed with the Securities and Exchange Commission by Synergy:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007; and

•	Current Reports on Form 8-K filed on February 8, 2007, May 14, 2007 and June 27, 2007 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K).

In addition, New York Community and Synergy also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the Synergy special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K unless indicated otherwise in any such Form 8-K), as well as proxy statements.

New York Community has supplied all information contained or incorporated by reference in this document relating to New York Community, as well as all pro forma financial information, and Synergy has supplied all information relating to Synergy.

Documents incorporated by reference are available from New York Community and Synergy without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses and phone numbers:

New York Community Bancorp, Inc. Ilene A. Angarola First Senior Vice President and Director, Investors Relations 615 Merrick Avenue Westbury, New York 11590 (516) 683-4420	Synergy Financial Group, Inc. Kevin M. McCloskey Senior Vice President and Chief Operating Officer 310 North Avenue East Cranford, New Jersey 07016 (908) 272-3838 ext. 3292

Synergy stockholders requesting documents should do so by September 11, 2007 in order to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from New York Community or Synergy, New York Community or Synergy will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither New York Community nor Synergy has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that which is contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

NEW YORK COMMUNITY BANCORP, INC.

AND

SYNERGY FINANCIAL GROUP, INC.

May 13, 2007

ARTICLE I CERTAIN DEFINITIONS		A-1

1.1.	Certain Definitions.	A-1

ARTICLE II THE MERGER		A-6

2.1.	Merger.	A-6

2.2.	Effective Time.	A-7

2.3.	Certificate of Incorporation and Bylaws.	A-7

2.4.	Directors and Officers of Surviving Corporation.	A-7

2.5.	Effects of the Merger.	A-7

2.6.	Bank Merger	A-7

2.7	Tax Consequences.	A-7

2.8.	Possible Alternative Structures.	A-7

2.9.	Additional Actions.	A-8

ARTICLE III CONVERSION OF SHARES		A-8

3.1.	Conversion of Synergy Common Stock; Merger Consideration.	A-8

3.2.	Procedures for Exchange of Synergy Common Stock.	A-9

3.3.	Treatment of Synergy Options.	A-11

3.4.	Reservation of Shares.	A-12

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SYNERGY		A-12

4.1.	Standard.	A-12

4.2.	Organization.	A-12

4.3.	Capitalization.	A-13

4.4.	Authority; No Violation.	A-14

4.5.	Consents.	A-14

4.6.	Financial Statements/Regulatory Reports.	A-15

4.7.	Taxes.	A-15

4.8.	No Material Adverse Effect.	A-15

4.9.	Material Contracts; Leases; Defaults.	A-16

4.10.	Ownership of Property; Insurance Coverage.	A-17

4.11.	Legal Proceedings.	A-18

4.12.	Compliance With Applicable Law.	A-18

4.13.	Employee Benefit Plans.	A-19

4.14.	Brokers, Finders and Financial Advisors.	A-20

4.15.	Environmental Matters.	A-20

A-i

4.16.	Loan Portfolio.	A-21

4.17.	Securities Documents.	A-22

4.18.	Related Party Transactions.	A-23

4.19.	Deposits.	A-23

4.20.	Antitakeover Provisions Inapplicable; Required Vote.	A-23

4.21.	Registration Obligations.	A-23

4.22.	Risk Management Instruments.	A-23

4.23.	Fairness Opinion.	A-24

4.24.	Trust Accounts.	A-24

4.25.	Intellectual Property.	A-24

4.26.	Labor Matters.	A-24

4.27.	Internal Controls.	A-24

4.28.	Synergy Information Supplied.	A-25

4.29.	No Dissenters Rights.	A-25

ARTICLE V REPRESENTATIONS AND WARRANTIES OF NYB		A-25

5.1.	Standard.	A-25

5.2.	Organization.	A-25

5.3.	Capitalization.	A-26

5.4.	Authority; No Violation.	A-26

5.5.	Consents.	A-27

5.6.	Financial Statements/Regulatory Reports	A-27

5.7.	Taxes.	A-27

5.8.	No Material Adverse Effect.	A-28

5.9.	Ownership of Property; Insurance Coverage.	A-28

5.10.	Legal Proceedings.	A-28

5.11.	Compliance With Applicable Law.	A-29

5.12.	Environmental Matters.	A-29

5.13.	Securities Documents.	A-30

5.14.	Brokers, Finders and Financial Advisors.	A-30

5.15.	NYB Common Stock.	A-30

5.16.	Material Contracts.	A-30

5.17.	NYB Information Supplied.	A-30

5.18.	Internal Controls	A-31

ARTICLE VI COVENANTS OF SYNERGY		A-31

6.1.	Conduct of Business.	A-31

A-ii

6.2.	Current Information.	A-34

6.3.	Access to Properties and Records.	A-35

6.4.	Financial and Other Statements.	A-35

6.5.	Maintenance of Insurance.	A-36

6.6.	Disclosure Supplements.	A-36

6.7.	Consents and Approvals of Third Parties.	A-36

6.8.	All Reasonable Best Efforts.	A-36

6.9.	Failure to Fulfill Conditions.	A-36

6.10.	No Solicitation.	A-36

6.11.	Reserves and Merger-Related Costs.	A-37

6.12.	Takeover Laws	A-38

ARTICLE VII COVENANTS OF NYB		A-38

7.1.	Conduct of Business.	A-38

7.2.	Current Information.	A-38

7.3.	Financial and Other Statements.	A-38

7.4.	Disclosure Supplements	A-38

7.5.	Consents and Approvals of Third Parties.	A-39

7.6.	All Reasonable Best Efforts.	A-39

7.7.	Failure to Fulfill Conditions.	A-39

7.8.	Employee Benefits.	A-39

7.9.	Directors and Officers Indemnification and Insurance.	A-40

7.10.	Stock Listing.	A-41

7.11.	Stock Reserve.	A-41

7.12.	Section 16(b) Exemption.	A-41

ARTICLE VIII REGULATORY AND OTHER MATTERS		A-42

8.1.	Synergy Stockholder Meeting.	A-42

8.2.	Proxy Statement-Prospectus.	A-42

8.3.	Regulatory Approvals.	A-43

8.4.	Affiliates.	A-43

ARTICLE IX CLOSING CONDITIONS		A-44

9.1.	Conditions to Each Party’s Obligations under this Agreement.	A-44

9.2.	Conditions to the Obligations of NYB under this Agreement.	A-44

9.3.	Conditions to the Obligations of Synergy under this Agreement.	A-45

A-iii

ARTICLE X THE CLOSING		A-46

10.1.	Time and Place.	A-46

10.2.	Deliveries at the Pre-Closing and the Closing.	A-46

ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		A-46

11.1.	Termination.	A-46

11.2.	Effect of Termination.	A-50

11.3.	Amendment, Extension and Waiver.	A-50

ARTICLE XII MISCELLANEOUS		A-51

12.1.	Confidentiality.	A-51

12.2.	Public Announcements.	A-51

12.3.	Survival.	A-51

12.4.	Notices.	A-51

12.5.	Parties in Interest.	A-52

12.6.	Complete Agreement.	A-52

12.7.	Counterparts.	A-52

12.8.	Severability.	A-52

12.9.	Governing Law.	A-52

12.10	Interpretation.	A-53

12.11	Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.	A-53

12.12	Waiver of Jury Trial.	A-53

Exhibit A	FORM OF SYNERGY VOTING AGREEMENT (OMITTED)
Exhibit B	PLAN OF BANK MERGER (OMITTED)
Exhibit C	AFFILIATES AGREEMENT (OMITTED)
Exhibit D	RETENTION AGREEMENT WITH JOHN FIORE (OMITTED)
Exhibit E	NONCOMPETITION AGREEMENT OF JOHN FIORE (OMITTED)
Exhibit F	BENEFITS TERMINATION AGREEMENT WITH JOHN FIORE (OMITTED)

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 13, 2007, is by and between New York Community Bancorp, Inc., a Delaware corporation (“NYB”), and Synergy Financial Group, Inc., a New Jersey corporation (“Synergy”).

RECITALS

WHEREAS, the Board of Directors of each of NYB and Synergy (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and stockholders, and (ii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, Synergy will merge with and into NYB (the “Merger”); and

WHEREAS, as a condition to the willingness of NYB to enter into this Agreement, each director and executive officer of Synergy has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with NYB (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of Synergy owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreement;

WHEREAS, concurrent with the execution of this Agreement, NYB and/or New York Community Bank have entered into a Retention Agreement, Noncompetition Agreement and Benefits Termination Agreement with John Fiore in the forms attached hereto as Exhibits D, E and F;

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Aggregate Merger Consideration” has the meaning set forth in Section 3.1.6.

“Agreement” has the meaning set forth in the preamble to this Agreement and any amendments thereto.

“Bank Merger” has the meaning set forth in Section 2.6.

“Bank Regulator” means any Federal or state banking regulator, including but not limited to the OTS, Federal Reserve, FDIC and the Department, which regulates the banking subsidiaries of NYB or Synergy, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Certificate” means each certificate evidencing shares of Synergy Common Stock.

“Claim” has the meaning set forth in Section 7.9.2.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Confidentiality Agreement” means the confidentiality agreement referred to in Section 12.1.

“CRA” has the meaning set forth in Section 4.12.3

“Department” means the Banking Department of the State of New York, and where appropriate shall include the Superintendent of Banks of the State of New York and the Banking Board of the State of New York.

“Defined Benefit Plan” has the meaning set forth in Section 4.13.3.

“DGCL” means the Delaware General Corporation Law, as amended.

“Effective Time” has the meaning set forth in Section 2.2

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means such bank or trust company or other agent designated by NYB, and reasonably acceptable to Synergy, which shall act as agent for NYB in connection with the exchange procedures for converting shares of Synergy Common Stock evidenced by Certificates into the Merger Consideration.

“Exchange Fund” has the meaning set forth in Section 3.2.1.

“Exchange Ratio” has the meaning set forth in Section 3.1.3.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank of New York.

“GAAP” means accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” means any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” means the Home Owners’ Loan Act, as amended, and the regulations of the OTS promulgated thereunder.

“Indemnified Party” has the meaning set forth in Section 7.9.2.

“Indemnified Liabilities” has the meaning set forth in Section 7.9.2.

“IRS” means the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.

“Material Adverse Effect” means, with respect to NYB or Synergy, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of NYB and its Subsidiaries taken as a whole, or Synergy and its Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Synergy, on the one hand, or NYB, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of any of the following: (a) changes in laws, regulations or interpretations of laws or regulations generally affecting banking or bank holding company businesses, but not uniquely relating to NYB or Synergy, (b) changes in economic conditions, including changes in prevailing interest rates, but not uniquely relating to NYB or Synergy, (c) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, but not uniquely relating to NYB or Synergy, (d) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or as permitted by this Agreement, (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, and (f) the impact of the announcement of this Agreement, and the transactions contemplated by this Agreement, and compliance with this Agreement on the financial position, results of operations, business or operations of NYB and its Subsidiaries or Synergy and its Subsidiaries, respectively, including expenses incurred with respect to this Agreement and the transactions contemplated hereby.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Maximum Amount” has the meaning set forth in Section 7.9.1.

“Merger” has the meaning set forth in the Recitals to this Agreement and shall include, if the structure of the Merger is changed pursuant to Section 2.8, the merger of Synergy with a wholly owned first tier subsidiary of NYB.

“Merger Consideration” has the meaning set forth in Section 3.1.6.

“Merger Registration Statement” means the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of NYB Common Stock to be offered to holders of Synergy Common Stock in connection with the Merger.

“NASD” means the National Association of Securities Dealers, Inc.

“NJBCA” means the New Jersey Business Corporation Act, as amended.

“New Option” has the meaning set forth in Section 3.3.

“New York Community Bank” means New York Community Bank, a wholly owned savings bank subsidiary of NYB that is chartered under the laws of the State of New York, with its principal executive offices located at 615 Merrick Avenue, Westbury, New York 11590.

“NYB” has the meaning set forth in the preamble to this Agreement, with its principal executive offices located at 615 Merrick Avenue, Westbury, New York 11590.

“NYB Common Stock” means the common stock, par value $0.01 per share, of NYB.

“NYB DISCLOSURE SCHEDULE” means a written disclosure schedule delivered by NYB to Synergy specifically referring to the appropriate section of this Agreement.

“NYB Fee” has the meaning set forth in Section 11.2.2.

“NYB Financial Statements” means the (i) the audited consolidated statements of financial condition (including related notes and schedules) of NYB as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of NYB for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in NYB’s annual report for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of NYB as of the end of each calendar quarter following December 31, 2006, and for the periods then ended, as filed by NYB in its Securities Documents.

“NYB Preferred Stock” has the meaning set forth in Section 5.3.1.

“NYB Regulatory Agreement” has the meaning set forth in Section 5.11.3.

“NYB Regulatory Reports” means the reports of NYB and New York Community Bank and accompanying schedules, as filed with the Department or the Federal Reserve, for each calendar quarter beginning with the quarter ended December 31, 2004 through the Closing Date.

“NYB Stock Benefit Plans” means those stock benefit plans identified in the Exhibits to NYB’s Form 10-K for the year ended December 31, 2006, and filed with the SEC on March 1, 2007, or subsequently adopted after the date hereof.

“OTS” means the Office of Thrift Supervision.

“Pension Plan” has the meaning set forth in Section 4.13.2.

“Person” means any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Pre-Closing” has the meaning set forth in Section 10.1.

“Proxy Statement-Prospectus” has the meaning set forth in Section 8.2.1.

“Regulatory Approvals” means the approvals of all Bank Regulators that are necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement and the Plan of Bank Merger.

“Rights” means warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Documents” means all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” means the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and, with respect to each of the foregoing, the rules and regulations of the SEC promulgated thereunder.

“Stock Exchange” means the New York Stock Exchange.

“Subsidiary” means any entity, of which 50% or more of its ownership interests are owned either directly or indirectly by NYB or Synergy, as applicable.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Synergy” has the meaning set forth in the preamble to this Agreement, with its principal executive offices located at 310 North Avenue East, Cranford, New Jersey 07016.

“Synergy Bank” means Synergy Bank, a wholly owned savings bank subsidiary of Synergy that is chartered under the laws of the United States of America, with its principal executive offices at 310 North Avenue East, Cranford, New Jersey 07016.

“Synergy Common Stock” means the common stock, par value $0.10 per share, of Synergy.

“Synergy Compensation and Benefit Plans” has the meaning set forth in Section 4.13.1.

“SYNERGY DISCLOSURE SCHEDULE” means a written disclosure schedule delivered by Synergy to NYB specifically referring to the appropriate section of this Agreement.

“Synergy Financial Statements” means (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of Synergy as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Synergy for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in Synergy’s annual report for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of Synergy as of the end of each calendar quarter following December 31, 2006, and for the periods then ended, as filed by Synergy in its Securities Documents.

“Synergy Option” means an option to purchase shares of Synergy Common Stock granted pursuant to the Synergy Financial Group, Inc. 2003 Option Plan and the Synergy Financial Group, Inc. 2004 Option Plan and as set forth in SYNERGY DISCLOSURE SCHEDULE 4.3.1.

“Synergy Option Plans” means the Synergy Financial Group, Inc. 2004 Stock Option Plan and the Synergy Financial Group, Inc. 2003 Stock Option Plan and any amendments thereto.

“Synergy Regulatory Agreement” has the meaning set forth in Section 4.12.3.

“Synergy Regulatory Reports” means the reports of Synergy and Synergy Bank and accompanying schedules, as filed with the OTS for each calendar quarter beginning with the quarter ended December 31, 2004 through the Closing Date.

“Synergy Stockholders’ Meeting” has the meaning set forth in Section 8.1.1.

“Takeover Laws” shall have the meaning set forth in Section 4.20.1.

“Termination Date” means January 31, 2008.

“Treasury Stock” has the meaning set forth in Section 4.3.1.

“Voting Agreement” has the meaning set forth in the Recitals to this Agreement.

Other capitalized terms used herein are defined elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Synergy shall merge with and into NYB, with NYB as the resulting or surviving corporation (the “Surviving Corporation”), and (b) the separate existence of Synergy shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Synergy shall be vested in and assumed by NYB. As part of the Merger, each share of Synergy Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof.

2.2. Effective Time.

The Closing shall occur no later than fifteen (15) business days following the latest to occur of (i) Department approval of the Bank Merger; (ii) Federal Reserve approval of the Merger; (iii) Synergy stockholder approval of the Merger; (iv) FDIC approval of the Bank Merger under the Bank Merger Act; (v) the passing of any applicable waiting periods; or at such other date or time upon which NYB and Synergy mutually agree (the “Closing”). The Merger shall be effected by the filing of a Certificate of Merger with the Delaware Office of the Secretary of State and by the filing of a Certificate of Merger with the New Jersey Office of the State Treasurer, on the day of the Closing (the “Closing Date”). The “Effective Time” means the later of the date and time specified in the Certificate of Merger to be filed with the Delaware Office of the Secretary of State and in the Certificate of Merger to be filed with the New Jersey Office of the State Treasurer.

2.3. Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of NYB as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4. Directors and Officers of Surviving Corporation.

The directors of NYB immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of NYB immediately prior to the Effective Time shall be the officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL and the NJBCA.

2.6. Bank Merger.

Subject to Section 2.8, concurrently with or as soon as practicable after the execution and delivery of this Agreement, Synergy Bank and New York Community Bank shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Synergy Bank will merge with and into New York Community Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.7. Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither NYB, Synergy nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

2.8. Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, NYB shall be entitled to revise the structure of the transactions contemplated by this Agreement, including without limitation, by substituting New York Commercial Bank for New York Community Bank as a party to the Bank Merger or by substituting a wholly-owned first tier subsidiary for NYB as the merging party, provided that: (i) any such subsidiary substituted for NYB shall become a party to, and shall agree to be bound by, the terms of this Agreement; (ii) there are no adverse Federal or state income tax consequences to Synergy stockholders as a result of the modification; (iii) the consideration to be paid to the holders of Synergy Common Stock under this Agreement is not thereby changed in kind, value or reduced in amount; and (iii) such modification will not delay materially or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or the Bank Merger or otherwise cause any condition to Closing set forth in Article IX not to be capable of being fulfilled. The parties hereto agree to appropriately amend this Agreement, or the Bank Merger Agreement, and any related documents in order to reflect any such revised structure.

2.9. Additional Actions.

If, at any time after the Effective Time, NYB shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to: (i) vest, perfect or confirm, of record or otherwise, in NYB its right, title or interest in, to or under any of the rights, properties or assets of Synergy or its Subsidiaries; or (ii) otherwise carry out the purposes of or the transactions contemplated by this Agreement, Synergy and its officers and directors shall be deemed to have granted to NYB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in NYB its right, title or interest in, to or under any of the rights, properties or assets of Synergy, or (b) otherwise carry out the purposes of or the transactions contemplated by this Agreement, and the officers and directors of the NYB are authorized in the name of Synergy or otherwise to take any and all such action.

ARTICLE III

CONVERSION OF SHARES

3.1. Conversion of Synergy Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of NYB, Synergy or the holders of any of the shares of Synergy Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1. Each share of NYB Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2. Each share of Synergy Common Stock owned by NYB immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3. Each share of Synergy Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into, as provided in and subject to the adjustments, if applicable, set forth in Sections 3.1.5, 3.1.7 or 11.1.11 in this Agreement, the right to receive 0.80 shares (the “Exchange Ratio”) of NYB Common Stock.

3.1.4. After the Effective Time, each share of Synergy Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent the right to receive the Merger Consideration and any dividends or distributions with respect thereto, and any dividends or distributions with a record date prior to the Effective Time that were declared or made by Synergy on such shares of Synergy Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.5. In the event NYB changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of NYB Common Stock issued and outstanding prior to the Effective Time as a result in each case of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding NYB Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted.

3.1.6. The consideration that a holder of one share of Synergy Common Stock is entitled to receive pursuant to this Article III is referred to herein as the “Merger Consideration” and the consideration that all of the holders of Synergy Common Stock are entitled to receive pursuant to this Article III is referred to herein as the “Aggregate Merger Consideration.”

3.1.7. No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of NYB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to NYB Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NYB. In lieu of the issuance of any such fractional share, NYB shall pay to each former holder of Synergy Common Stock who otherwise would be entitled to receive a fractional share of NYB Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the closing sales price of a share of NYB Common Stock as reported on the Stock Exchange for the trading day immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Synergy Common Stock owned by a Synergy stockholder shall be combined so as to calculate the maximum number of whole shares of NYB Common Stock issuable to such Synergy stockholder.

3.2. Procedures for Exchange of Synergy Common Stock.

3.2.1. NYB to Make Merger Consideration Available. On or before the Closing Date, NYB shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Synergy Common Stock, for exchange in accordance with this Section 3.2, certificates representing the shares of NYB Common Stock (and cash, if applicable, pursuant to Section 11.1.11) pursuant to this Article III (including any cash that may be payable in lieu of any fractional shares of Synergy Common Stock) (such cash and certificates for shares of NYB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.2.2. Exchange of Certificates. NYB shall take all commercially reasonable steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the Synergy Common Stock represented by such Certificates shall have been converted as a result of the Merger. The letter of transmittal (which shall be subject to the reasonable approval of Synergy) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore, as applicable, (i) a certificate representing that number of shares of NYB Common Stock to which such former holder of Synergy Common Stock shall have become entitled pursuant to the provisions of Section 3.1.3 hereof (and, if applicable, pursuant to Section 11.1.11), and (ii) a check representing the amount of cash payable in lieu of a fractional share of NYB Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.1.7, and the Certificate so surrendered shall forthwith be cancelled.

3.2.3. Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding Synergy Common Stock shall have no rights, after the Effective

Time, with respect to such Synergy Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to NYB Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate in accordance with this Section 3.2. After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NYB Common Stock represented by such Certificate.

3.2.4. Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.2.5. Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Synergy of the Synergy Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

3.2.6. Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, NYB shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to NYB (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither NYB nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.2.7. Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by NYB, the posting by such Person of a bond in such amount as NYB may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.2.8. Withholding. NYB or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Synergy Common Stock such amounts as NYB (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by NYB or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Synergy Common Stock in respect of whom such deduction and withholding were made by NYB or the Exchange Agent.

3.3. Treatment of Synergy Options.

3.3.1 Exchange for New Options

At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an option, each Synergy Option that is outstanding and unexercised, whether vested or unvested, immediately prior thereto shall be converted into an option (each, a “New Option”) to purchase such number of shares of NYB Common Stock at an exercise price determined as provided below (and otherwise having the same duration and other terms as the original Synergy Option);

(i)	the number of shares of NYB Common Stock to be subject to the New Option shall be equal to the product of (A) the number of shares of Synergy Common Stock purchasable upon exercise of the original Synergy Option and (B) the Exchange Ratio, the product being rounded to the nearest whole share where (i) a tenth of a share of 4 or less shall be rounded down and (ii) a tenth of a share of 5 or more shall rounded up; and

(ii)	the exercise price per share of NYB Common Stock under the New Option shall be equal to (A) the exercise price per share of Synergy Common Stock under the original Synergy Option divided by (B) the Exchange Ratio, rounded to the nearest cent.

With respect to any Synergy Options that are “incentive stock options” (as defined in Section 422(b) of the Code), the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code. Synergy, or its Board of Directors or an appropriate committee thereof, has taken all action necessary on its part to give effect to the provisions of this Section 3.3.1.

At or prior to the Effective Time, Synergy shall make all necessary arrangements with respect to its plans to permit assumption of the unexercised Synergy Options by NYB pursuant to this Section 3.3.1 and as of the Effective Time NYB shall assume such Synergy Options and the Synergy Option Plan under which they have been issued. It is intended that such assumption shall be undertaken consistent with and in a manner that will not constitute a “modification” under Section 409A of the Code.

NYB shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of NYB Common Stock to provide for the satisfaction of its obligations with respect to the New Options. Within three (3) business days after the Effective Time, NYB shall file with the SEC a registration statement on Form S-8 (or any successor registration statement) and make any state filings or obtain state exemptions with respect to the NYB Common Stock issuable upon exercise of the New Options and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as any New Option remain outstanding.

3.3.2 Cash Out of Synergy Options

Not later than ten (10) days prior to the anticipated Closing Date, Synergy shall be entitled to make a written offer to the holders of Synergy Stock Options that are either then exercisable or shall become exercisable upon the Effective Time permitting such holders to irrevocably elect to have all or a designated number of their Synergy Stock Options cancelled at the Effective Time for a per share cash cancellation price equal to the average closing sales price of a share of NYB Common Stock as reported on the Stock Exchange for the twenty (20) trading days next preceding the Closing Date multiplied by the Exchange Ratio less the exercise price per share, which per share cancellation price shall be paid by Synergy immediately prior to Effective Time less applicable withholding taxes. In order to be binding, the written irrevocable election of an optionholder must be received by Synergy not later than the 2nd day prior to the anticipated Closing Date. Each written offer notice to be issued by Synergy and the written election document to be delivered by optionholders shall be in form and substance reasonably satisfactory to NYB.

3.4. Reservation of Shares.

NYB shall reserve for issuance a sufficient number of shares of the NYB Common Stock for the purpose of issuing shares of NYB Common Stock to the Synergy stockholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SYNERGY

Synergy represents and warrants to NYB that the statements contained in this Article IV are correct and complete as of the date of this Agreement, subject to the standard set forth in Section 4.1 and except as set forth in the SYNERGY DISCLOSURE SCHEDULE delivered by Synergy to NYB on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date. Synergy has made a good faith effort to ensure that the disclosure on each schedule of the SYNERGY DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the SYNERGY DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of Synergy shall include the Knowledge of Synergy’s Subsidiaries.

4.1. Standard.

No representation or warranty of Synergy contained in this Article IV shall be deemed untrue or incorrect, and Synergy shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.2 (other than the last sentence of Section 4.2.1 and the second sentence of Section 4.2.6), 4.3, 4.4, 4.5, 4.8, 4.9.1, 4.13.5, 4.13.8, 4.13.9, the second sentence of 4.13.10, 4.20 and 4.23 which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

4.2. Organization.

4.2.1. Synergy is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, and is duly registered as a savings and loan holding company under the HOLA. Synergy has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.2.2. Synergy Bank is a savings bank duly organized and validly existing under the laws of the United States of America. The deposits of Synergy Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Synergy Bank when due. Synergy Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3. Synergy Capital Investments, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The activities of Synergy Capital Investments, Inc. have been limited to those set forth in Section 559.3 of the HOLA.

4.2.4. Synergy Financial Services, Inc. is a corporation that is duly organized, validly existing and in good standing under the laws of the State of New Jersey. The activities of Synergy Financial Services, Inc. have been limited to those set forth in Section 559.3 of the HOLA.

4.2.5. Synergy Investment Corporation is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The activities of Synergy Investment Corporation have been limited to those set forth in Section 559.3 of the HOLA.

4.2.6. SYNERGY DISCLOSURE SCHEDULE 4.2.6 sets forth each direct and indirect Synergy Subsidiary. Each Synergy Subsidiary is a corporation, limited liability company or trust duly organized, validly existing and in good standing (except for Synergy Bank, for which no good standing representation is made) under the laws of its jurisdiction of incorporation or organization and is duly qualified to do business in each jurisdiction where the property owned, leased or operated, or the business conducted, by such Synergy Subsidiary requires such qualification. Each Synergy Subsidiary has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as it is now being conducted.

4.2.7. The respective minute books of Synergy and each Synergy Subsidiary accurately record, in all material respects, all corporate actions of their respective stockholders and boards of directors (including committees).

4.2.8. Prior to the date of this Agreement, Synergy has made available to NYB true and correct copies of the certificate of incorporation or charter and bylaws of Synergy and each Synergy Subsidiary.

4.3. Capitalization.

4.3.1. The authorized capital stock of Synergy consists of 20,000,000 shares of common stock, $0.10 par value per share, of which as of the date hereof 12,509,636 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 5,000,000 shares of preferred stock, $0.10 par value (“Synergy Preferred Stock”), of which as of the date hereof, no shares are outstanding. There are 1,127,493 shares of Synergy Common Stock held by Synergy as treasury stock (“Treasury Stock”). Neither Synergy nor any Synergy Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any shares of Synergy Common Stock, or any other security of Synergy or a Synergy Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of Synergy Common Stock or any other security of Synergy or any Synergy Subsidiary, other than shares issuable under the Synergy Option Plans. SYNERGY DISCLOSURE SCHEDULE 4.3.1 sets forth the name of each holder of options to purchase Synergy Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held. As of the date hereof, Synergy has outstanding 1,257,646 options to acquire shares of Synergy Common Stock.

4.3.2. All capital stock or other ownership interests held by Synergy or a Synergy Subsidiary in a Synergy Subsidiary is owned free and clear of any lien or encumbrance. All of the outstanding shares of capital stock of each Synergy Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. Except for the Synergy Subsidiaries and as set forth in SYNERGY DISCLOSURE SCHEDULE 4.3.2, Synergy does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Synergy Subsidiaries, equity interests held by Synergy Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Synergy Subsidiaries, including stock in the FHLB.

4.3.3. To Synergy’s Knowledge, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Synergy Common Stock except as disclosed on SYNERGY DISCLOSURE SCHEDULE 4.3.3.

4.4. Authority; No Violation.

4.4.1. Synergy has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals, the expiration of all waiting periods and the approval of this Agreement by Synergy’s stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Synergy and the completion by Synergy of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Synergy, and no other corporate proceedings on the part of Synergy, except for the approval of the holders of Synergy Common Stock and the filing of Certificates of Merger with the Secretaries of State of Delaware and New Jersey, are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Synergy, and subject to approval by the stockholders of Synergy and receipt of the Regulatory Approvals, the expiration of all waiting periods and due and valid execution and delivery of this Agreement by NYB, constitutes the valid and binding obligation of Synergy, enforceable against Synergy in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2. Subject to receipt of Regulatory Approvals and Synergy’s and NYB’s compliance with any conditions contained therein, and to the receipt of the approval of the stockholders of Synergy, (A) the execution and delivery of this Agreement by Synergy, (B) the consummation of the transactions contemplated hereby, and (C) compliance by Synergy with any of the terms or provisions hereof will not: (i) conflict with or result in a breach of any provision of the certificate of incorporation, charter or bylaws of Synergy or any Synergy Subsidiary, including Synergy Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Synergy or any Synergy Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Synergy or any Synergy Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Synergy or any Synergy Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Synergy.

4.5. Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing of the Certificate of Merger with the State Treasurer of the State of New Jersey, (d) the filing with and/or acceptance by the Department of articles of merger or similar documentation with respect to the Bank Merger (e) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (f) approval of the listing of NYB Common Stock to be issued in the Merger on the Stock Exchange, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of NYB Common Stock pursuant to this Agreement, and (h) the approval of this Agreement by the requisite vote of the stockholders of Synergy, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, except as disclosed on SYNERGY DISCLOSURE SCHEDULE 4.5, to Synergy’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties that are material and are necessary, in connection with (x) the execution and delivery of this Agreement by Synergy, (y) the Plan of Bank Merger by Synergy Bank and (z) the completion of the Merger and the Bank Merger. Synergy has no reason to believe that:

(i) any Regulatory Approvals or other required consents or approvals will not be received; or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6. Financial Statements/Regulatory Reports.

4.6.1. Synergy has previously made available to NYB the Synergy Regulatory Reports. The Synergy Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2. Synergy has previously made available to NYB the Synergy Financial Statements. The Synergy Financial Statements have been consistently prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations and cash flows of Synergy and the Synergy Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

4.6.3. At the date of each balance sheet included in the Synergy Financial Statements or the Synergy Regulatory Reports, neither Synergy nor Synergy Bank, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Synergy Financial Statements or the footnotes thereto or the Synergy Regulatory Reports which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.7. Taxes.

Synergy and the Synergy Subsidiaries that are at least 80 percent owned by Synergy are members of the same affiliated group within the meaning of Code Section 1504(a). Synergy has duly filed all federal, state and material local tax returns required to be filed by or with respect to Synergy and every Synergy Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to Synergy’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Synergy and any Synergy Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, Synergy has received no written notice of, and there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Synergy or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where Synergy or any of its Subsidiaries do not file tax returns that Synergy or any such Subsidiary is subject to taxation in that jurisdiction. Synergy and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Synergy and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Synergy and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

4.8. No Material Adverse Effect.

Synergy and the Synergy Subsidiaries, taken as a whole, have conducted operations in the ordinary course of business and not suffered any Material Adverse Effect since December 31, 2006 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Synergy.

4.9. Material Contracts; Leases; Defaults.

4.9.1. Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.9.1, neither Synergy nor any Synergy Subsidiary is currently a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Synergy or any Synergy Subsidiary; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Synergy or any Synergy Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Synergy or any Synergy Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Synergy or any Synergy Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money in which Synergy or any Synergy Subsidiary is a borrower whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Synergy or any Synergy Subsidiary is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or material restrictions (other than prepayment penalties and those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to NYB or any NYB Subsidiary; (vi) any agreement with a vendor of products or services, written or oral, that obligates Synergy or any Synergy Subsidiary for the payment of more than $50,000 annually or for the payment of more than $100,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or premium, or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Synergy or any Synergy Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).

4.9.2. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in SYNERGY DISCLOSURE SCHEDULE 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to the Knowledge of Synergy, neither Synergy nor any Synergy Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3. True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to NYB on or before the date hereof, are listed on SYNERGY DISCLOSURE SCHEDULE 4.9.1 or SYNERGY DISCLOSURE SCHEDULE 4.9.2 and are in full force and effect on the date hereof and, neither Synergy nor any Synergy Subsidiary has materially breached any provision of, or is in default in any material respect under any term of, any such contract, arrangement or instrument. Except as disclosed in SYNERGY DISCLOSURE SCHEDULE 4.9.3, no party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement. Except as disclosed in SYNERGY DISCLOSURE SCHEDULE 4.9.3, no plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which Synergy or any Synergy Subsidiary is a party or under which Synergy or any Synergy Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Synergy or any Synergy Subsidiary or upon the occurrence of a subsequent event; or (y) requires Synergy or any Synergy Subsidiary to provide a benefit in the form of Synergy Common Stock or determined by reference to the value of Synergy Common Stock.

4.9.4. Except as disclosed in SYNERGY DISCLOSURE SCHEDULE 4.9.4, none of the execution of this Agreement, approval of this Agreement by the stockholders of Synergy or consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (A) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Synergy or any Synergy Subsidiary under any Synergy Compensation and Benefit Plan, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Synergy Compensation and Benefit Plan, (C) result in the breach or violation of, or a default under, any Synergy Compensation and Benefit Plan, (D) limit or restrict the ability to merge, amend or terminate any Synergy Compensation and Benefit Plan or (E) result in any payment which may be nondeductible for federal income tax purposes pursuant to Section 162(m) or 280G of the Code and the regulations promulgated thereunder.

4.10. Ownership of Property; Insurance Coverage.

4.10.1. Synergy and each Synergy Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Synergy or each Synergy Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Synergy Regulatory Reports and in the Synergy Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Synergy Subsidiary acting in a fiduciary capacity, (ii) those reflected in the notes to the Synergy Financial Statements, and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith. Synergy and the Synergy Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Synergy and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the Synergy Financial Statements.

4.10.2. With respect to all agreements pursuant to which Synergy or any Synergy Subsidiary has purchased securities subject to an agreement to resell, if any, Synergy or such Synergy Subsidiary, as the case may be, has a lien or security interest (which to Synergy’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3. Synergy and each Synergy Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither Synergy nor any Synergy Subsidiary has received notice from any current insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in SYNERGY DISCLOSURE SCHEDULE 4.10.3, there are presently no material claims pending under such policies of insurance and no notices have been given by Synergy or any Synergy Subsidiary under such policies. Within the last three years Synergy and each Synergy Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. SYNERGY DISCLOSURE SCHEDULE 4.10.3 identifies all material policies of insurance maintained by Synergy and each Synergy Subsidiary (other than those providing for employee or director welfare or similar benefits) as well as the other matters required to be disclosed under this Section.

4.11. Legal Proceedings.

Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.11, as of the date of this Agreement, neither Synergy nor any Synergy Subsidiary is a party to any, and there are no pending or, to Synergy’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Synergy or any Synergy Subsidiary, (ii) to which Synergy or any Synergy Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Synergy to perform its obligations under this Agreement.

4.12. Compliance With Applicable Law.

4.12.1. Each of Synergy and each Synergy Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Sarbanes-Oxley Act of 2002, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither Synergy nor any Synergy Subsidiary has received any written notice to the contrary that is currently outstanding.

4.12.2. Each of Synergy and each Synergy Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Synergy, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.12.3. For the period beginning December 31, 2004, neither Synergy nor any Synergy Subsidiary has received any written notification or to Synergy’s Knowledge any other communication from any Bank Regulator (i) asserting that Synergy or any Synergy Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Synergy or any Synergy Subsidiary; or (iii) requiring or threatening to require Synergy or any Synergy Subsidiary, or indicating that Synergy or any Synergy Subsidiary may be required, to enter into a cease and desist order, consent order, agreement or memorandum of understanding or any other agreement or undertaking (formal or informal), restricting or limiting, or purporting to direct, restrict or limit, in any manner (other than generally applicable regulatory restrictions) the operations of Synergy or any Synergy Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Synergy Regulatory Agreement”). Neither Synergy nor any Synergy Subsidiary has consented to or entered into any Synergy Regulatory Agreement that is currently in effect or that was in effect since December 31, 2001. The most recent regulatory rating given to Synergy Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better. Synergy Bank is not aware of any pending or threatened CRA protest relating to its lending practices.

4.13. Employee Benefit Plans.

4.13.1. SYNERGY DISCLOSURE SCHEDULE 4.13.1 includes a descriptive list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by Synergy or any Synergy Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of Synergy or any Synergy Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Synergy Compensation and Benefit Plans”). Neither Synergy nor any of its Subsidiaries has any commitment to create any additional Synergy Compensation and Benefit Plan or to materially modify, change or renew any existing Synergy Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof or to preserve favorable financial accounting treatment. Synergy has provided to NYB true and correct copies of the Synergy Compensation and Benefit Plans.

4.13.2. To the Knowledge of Synergy, each Synergy Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Synergy Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is established pursuant to a prototype plan that relies upon a favorable IRS opinion letter and Synergy is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Synergy, threatened action, suit or claim relating to any of the Synergy Compensation and Benefit Plans (other than routine claims for benefits). To the Knowledge of Synergy, neither Synergy nor any Synergy Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Synergy Compensation and Benefit Plan that would reasonably be expected to subject Synergy or any Synergy Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3. Neither Synergy nor any of its Subsidiaries is currently, or has during the past five (5) years been, a sponsor or party to a Defined Benefit Plan. Neither Synergy, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after January 1, 1998. To the Knowledge of Synergy, there is no pending investigation or enforcement action by any Bank Regulator with respect to any Synergy Compensation and Benefit Plan or any ERISA Affiliate Plan.

4.13.4. All material contributions required to be made under the terms of any Synergy Compensation and Benefit Plan or any employee benefit arrangements to which Synergy or any Synergy Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on the Synergy Financial Statements to the extent required by GAAP. Synergy and its Subsidiaries have expensed and accrued as a liability future benefits (inclusive of amortization of past service costs and liabilities) under each applicable Synergy Compensation and Benefit Plan for financial reporting purposes to the extent required by GAAP.

4.13.5. Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.13.5, neither Synergy nor any Synergy Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Synergy Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.13.5, there has been no communication to employees by Synergy or any Synergy Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

4.13.6. Synergy and its Subsidiaries do not maintain any Synergy Compensation and Benefit Plans covering employees who are nonresident aliens.

4.13.7. With respect to each Synergy Compensation and Benefit Plan, if applicable, Synergy has provided to NYB copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) most recent determination letter or opinion letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last two years; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

4.13.8. Except as disclosed on SYNERGY DISCLOSURE SCHEDULE 4.13.8, neither Synergy nor any Synergy Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.13.9. Except as disclosed in SYNERGY DISCLOSURE SCHEDULE 4.13.9, there are no stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Synergy Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.13.10. SYNERGY DISCLOSURE SCHEDULE 4.13.10 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all employees of Synergy, their title and rate of salary, and their date of hire. SYNERGY DISCLOSURE SCHEDULE 4.13.10 also sets forth any changes to any Synergy Compensation and Benefit Plan since December 31, 2006.

4.14. Brokers, Finders and Financial Advisors.

Neither Synergy nor any Synergy Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. by Synergy and the fee payable pursuant thereto. A true and correct copy of the engagement agreement with Sandler O’Neill & Partners, L.P., setting forth the fee payable to Sandler O’Neill & Partners, L.P. for its services rendered to Synergy in connection with the Merger and transactions contemplated by this Agreement, is attached to SYNERGY DISCLOSURE SCHEDULE 4.14.

4.15. Environmental Matters.

4.15.1. With respect to Synergy and each Synergy Subsidiary:

(A) To the Knowledge of Synergy, each of Synergy and the Synergy Subsidiaries, the Participation Facilities, and, to Synergy’s Knowledge, the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

(B) Synergy has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Synergy’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the Synergy Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern , whether or not occurring at or on a site owned, leased or operated by it or any of the Synergy Subsidiaries or any Participation Facility;

(C) Synergy has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Synergy’s Knowledge, no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or Synergy or any of the Synergy Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D) To Synergy’s Knowledge, the properties currently owned or operated by Synergy or any Synergy Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E) Neither Synergy nor any Synergy Subsidiary during the past five years has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F) To Synergy’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Synergy or any of the Synergy Subsidiaries or any Participation Facility, and to Synergy’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Synergy or any of the Synergy Subsidiaries or any Participation Facility; and

(G) To Synergy’s Knowledge, during the period of (x) Synergy’s or any of the Synergy Subsidiaries’ ownership or operation of any of their respective current properties or (y) Synergy’s or any of the Synergy Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties that could reasonably be expected to result in material liability to Synergy or a Synergy Subsidiary under the Environmental Laws. To Synergy’s Knowledge, prior to the period of (x) Synergy’s or any of the Synergy Subsidiaries’ ownership or operation of any of their respective current properties or (y) Synergy’s or any of the Synergy Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability to Synergy or a Synergy Subsidiary under the Environmental Laws.

4.15.2. “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

4.16. Loan Portfolio.

4.16.1. The allowance for loan losses reflected in Synergy’s audited consolidated statement of financial condition at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in Synergy’s Securities Documents for periods ending after December 31, 2006 will be, adequate, as of the respective dates thereof, under GAAP.

4.16.2. SYNERGY DISCLOSURE SCHEDULE 4.16.2 sets forth a listing, as of the most recently available date, by account, of: (A) all loans (including loan participations) of Synergy Bank or any other Synergy

Subsidiary that have been accelerated during the past twelve months and that are contractually past due 90 days or more in the payment of principal and/or interest; (B) all loan commitments or lines of credit of Synergy Bank or any other Synergy Subsidiary that are contractually past due 90 days or more in the payment of principal and/or interest and which have been terminated by Synergy Bank or any other Synergy Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which Synergy Bank or any other Synergy Subsidiary has given written notice of its intent to terminate during the past twelve months and that are contractually past due 90 days or more in the payment of principal and/or interest; (D)with respect to all commercial loans that are contractually past due 90 days or more in the payment of principal and/or interest (including commercial real estate loans), any demand letters from Synergy Bank or any other Synergy Subsidiary to any such borrowers during the past twelve months; (E) each borrower, customer or other party which has notified Synergy Bank or any other Synergy Subsidiary during the past twelve months of, or has asserted against Synergy Bank or any other Synergy Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of Synergy Bank, each borrower, customer or other party which has given Synergy Bank or any other Synergy Subsidiary any oral notification of, or orally asserted to or against Synergy Bank or any other Synergy Subsidiary, any such claim; (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (G) all assets classified by Synergy Bank or any Synergy Bank Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.16.3. All loans receivable (including discounts) and accrued interest entered on the books of Synergy and the Synergy Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Synergy’s or the appropriate Synergy Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. To the Knowledge of Synergy, the loans, discounts and the accrued interest reflected on the books of Synergy and the Synergy Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.16.3, all such loans are owned by Synergy or the appropriate Synergy Subsidiary free and clear of any liens.

4.16.4. The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.17. Securities Documents.

Synergy has made available to NYB copies of its (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004, (ii) quarterly reports on Form 10-Q for the quarters ended subsequent to December 31, 2006, and (iii) proxy materials used or for use in connection with its meetings of stockholders held in 2007, 2006 and 2005. Such reports, prospectus and proxy materials complied, at the time filed with the SEC (or as amended), in all material respects, with the Securities Laws.

4.18. Related Party Transactions.

Except as described in Synergy’s proxy statement distributed in connection with the annual meeting of stockholders held on April 24, 2007 (which has previously been provided to NYB), neither Synergy nor any Synergy Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Synergy. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Synergy or any Synergy Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Synergy nor any Synergy Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Synergy is inappropriate.

4.19. Deposits.

Except as set forth in SYNERGY DISCLOSURE SCHEDULE 4.19, none of the deposits of Synergy or any Synergy Subsidiary is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.20. Antitakeover Provisions Inapplicable; Required Vote.

4.20.1 The Board of Directors of Synergy has, to the extent such statute is applicable, taken all action (including appropriate approvals of the Board of Directors of Synergy) necessary to exempt NYB, the Merger, the Bank Merger, the Merger Agreement, the Plan of Bank Merger and the transactions contemplated hereby from any “moratorium”, “control share”, “fair price”, “super-majority”, “business combination” or other state anti-takeover laws and regulations, including but not limited to Section 14A:10A-1 et seq. of the NJBCA (collectively, the “Takeover Laws”).

4.20.2. The affirmative vote of a majority of the issued and outstanding shares of Synergy Common Stock is required to approve this Agreement and the Merger under Synergy’s certificate of incorporation and the NJBCA.

4.21. Registration Obligations.

Neither Synergy nor any Synergy Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.22. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Synergy’s own account, or for the account of one or more of Synergy’s Subsidiaries or their customers (all of which are set forth in SYNERGY DISCLOSURE SCHEDULE 4.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Synergy, with counterparties believed to be financially responsible at the time; and to Synergy’s Knowledge each of them constitutes the valid and legally binding obligation of Synergy or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Synergy nor any Synergy Subsidiary, nor to the Knowledge of Synergy any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.23. Fairness Opinion.

Synergy has received a written opinion from Sandler O’Neill & Partners, L.P. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the stockholders of Synergy pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. NYB shall be promptly advised of any change, amendment or rescission of such opinion.

4.24. Trust Accounts.

Synergy Bank and each of its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Synergy Bank nor any other Synergy Subsidiary, and to the Knowledge of Synergy, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.25. Intellectual Property.

Synergy and each Synergy Subsidiary owns or, to Synergy’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business, each without Payment other than renewal or similar fees (which fees, if any, are currently paid as of the date hereof), and neither Synergy nor any Synergy Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Synergy and each Synergy Subsidiary have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of Synergy, the conduct of the business of Synergy and each Synergy Subsidiary as currently conducted or proposed to be conducted does not, in any respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.26. Labor Matters.

There are no labor or collective bargaining agreements to which Synergy or any Synergy Subsidiary is a party. To the Knowledge of Synergy, there is no union organizing effort pending or threatened against Synergy or any Synergy Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Synergy, threatened against Synergy or any Synergy Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Synergy, threatened against Synergy or any Synergy Subsidiary (other than routine employee grievances that are not related to union employees). Synergy and each Synergy Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.27. Internal Controls.

None of Synergy or Synergy Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its subsidiaries or accountants except as would not reasonably by expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence. Synergy and Synergy Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

4.28. Synergy Information Supplied.

The information furnished by Synergy relating to Synergy and any Synergy Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.29. No Dissenters Rights.

Section 14A:11-1 of the NJBCA does not apply to this Agreement and to the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF NYB

NYB represents and warrants to Synergy that the statements contained in this Article V are correct and complete as of the date of this Agreement, subject to the standard set forth in Section 5.1, and except as set forth in the NYB DISCLOSURE SCHEDULE delivered by NYB to Synergy on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date. NYB has made a good faith effort to ensure that the disclosure on each schedule of the NYB DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the NYB DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of NYB shall include the Knowledge of NYB’s Subsidiaries.

5.1. Standard.

No representation or warranty of NYB contained in this Article V shall be deemed untrue or incorrect, and NYB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 5.2, 5.3 (other than the last sentence of Section 5.2.1, 5.4, 5.5 and 5.8 which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

5.2. Organization.

5.2.1. NYB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the BHCA. NYB has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2. New York Community Bank is savings bank duly organized, validly existing and in good standing under the laws of the State of New York. The deposits of New York Community Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by New York Community Bank when due. New York Community Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3. NYB DISCLOSURE SCHEDULE 5.2.3 sets forth each direct and indirect NYB Subsidiary. Each NYB Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and is duly qualified to do business in each jurisdiction where the property owned, leased or operated, or the business conducted, by such NYB Subsidiary requires such qualification. Each NYB Subsidiary has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

5.2.3. Prior to the date of this Agreement, NYB has made available to Synergy true and correct copies of the certificate of incorporation or charter and bylaws of NYB and New York Community Bank.

5.3. Capitalization.

5.3.1. As of the date hereof, the authorized capital stock of NYB consists of 600,000,000 shares of common stock, $0.01 par value, of which as of the date hereof, 313,436,959 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 5,000,000 shares of preferred stock, $0.01 par value (“NYB Preferred Stock”), of which as of the date hereof, no shares are outstanding. As of the date hereof, there are no shares of NYB Common Stock held by NYB as treasury stock. As of the date hereof, neither NYB nor any NYB Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of NYB Common Stock, or any other security of NYB or any securities representing the right to vote, purchase or otherwise receive any shares of NYB Common Stock or any other security of NYB, other than shares issuable under the NYB Stock Benefit Plans and shares issuable under common stock warrants issued as part of NYB’s BONUSES Units.

5.4. Authority; No Violation.

5.4.1. NYB has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by NYB and the completion by NYB of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of NYB, and no other corporate proceedings on the part of NYB are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by NYB, and subject to approval by the stockholders of Synergy and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Synergy, constitutes the valid and binding obligations of NYB, enforceable against NYB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2. Subject to receipt of the Regulatory Approvals and Synergy’s and NYB’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by NYB, (B) the consummation of the transactions contemplated hereby, and (C) compliance by NYB with any of the terms or provisions hereof will not: (i) conflict with or result in a breach of any provision of the certificate of incorporation charter or bylaws of NYB or New York Community Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NYB or New York Community Bank; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of NYB or New York Community Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on NYB.

5.5. Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing of the Certificate of Merger with the Secretary of State of the State of New Jersey, (d) the filing with and/or acceptance by the Department of articles of merger or similar documentation with respect to the Bank Merger, (e) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (f) approval of the listing of NYB Common Stock to be issued in the Merger on the Stock Exchange, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of NYB Common Stock pursuant to this Agreement, and (h) the approval of this Agreement by the requisite vote of the stockholders of Synergy, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to NYB’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by NYB, (y) the Plan of Bank Merger by New York Community Bank and (z) the completion of the Merger and the Bank Merger. NYB has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6. Financial Statements/Regulatory Reports.

5.6.1. NYB has previously made available to Synergy the NYB Regulatory Reports. The NYB Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

5.6.2. NYB has previously made available to Synergy the NYB Financial Statements. The NYB Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of NYB and the NYB Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.3. At the date of each balance sheet included in the NYB Financial Statements or the NYB Regulatory Reports neither NYB nor New York Community Bank, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such NYB Financial Statements or in the footnotes thereto or the NYB Regulatory Reports which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.7. Taxes.

NYB and the NYB Subsidiaries that are at least 80 percent owned by NYB are members of the same affiliated group within the meaning of Code Section 1504(a). NYB has duly filed all federal, state and material local tax returns required to be filed by or with respect to NYB and each NYB Subsidiary on or prior to the

Closing Date, taking into account any extensions (all such returns, to the Knowledge of NYB, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from NYB and any NYB Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which: (i) are not delinquent; (ii) are being contested in good faith; or (iii) have not yet been fully determined. Except as set forth in NYB DISCLOSURE SCHEDULE 5.7, as of the date of this Agreement, NYB has received no notice of, and there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of NYB or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where NYB or any of its Subsidiaries do not file tax returns that NYB or any such Subsidiary is subject to taxation in that jurisdiction. Except as set forth in NYB DISCLOSURE SCHEDULE 5.7, NYB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. NYB and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and NYB and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

5.8. No Material Adverse Effect.

NYB and its subsidiaries, taken as a whole, has not suffered any Material Adverse Effect since December 31, 2006 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NYB.

5.9. Ownership of Property; Insurance Coverage.

5.9.1. NYB and each NYB Subsidiary have good and, as to real property, marketable title to all material assets and properties owned by NYB or each NYB Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the NYB Regulatory Reports and in the NYB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except: (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a NYB Subsidiary acting in a fiduciary capacity; (ii) those reflected in the notes to the NYB Financial Statements; and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith. NYB and the NYB Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by NYB and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.9.2. NYB and each NYB Subsidiary currently maintain insurance considered by NYB to be reasonable for their respective operations.

5.10. Legal Proceedings.

Except as disclosed in NYB DISCLOSURE SCHEDULE 5.10 as of the date of this Agreement, neither NYB nor New York Community Bank is a party to any, and there are no pending or, to the Knowledge of NYB, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against NYB or New York Community Bank involving a claim in excess of $500,000 or requesting equitable relief, (ii) to which NYB or New York Community Bank assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of NYB to perform its obligations under this Agreement.

5.11. Compliance With Applicable Law.

5.11.1. Except as disclosed in NYB DISCLOSURE SCHEDULE 5.11.1, each of NYB and each NYB Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Sarbanes-Oxley Act of 2002, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither NYB nor any NYB Subsidiary has received any written notice of any material violation that is currently outstanding.

5.11.2. Each of NYB and each NYB Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Government Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of NYB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.11.3. Except as disclosed in NYB DISCLOSURE SCHEDULE 5.11.3, for the period beginning December 31, 2004, neither NYB nor any NYB Subsidiary has received any written notification or, to the Knowledge of NYB, any other communication from any Bank Regulator (i) asserting that NYB or any NYB Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to NYB or any NYB Subsidiary; (iii) requiring or threatening to require NYB or any NYB Subsidiary, or indicating that NYB or any NYB Subsidiary may be required, to enter into a cease and desist order, consent order, agreement or memorandum of understanding or any other agreement or undertaking (formal or informal) restricting or limiting, or purporting to restrict or limit, in any material respect the operations of NYB or any NYB Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “NYB Regulatory Agreement”). Neither NYB nor any NYB Subsidiary has consented to or entered into any currently effective NYB Regulatory Agreement. The most recent regulatory rating given to New York Community Bank as to compliance with the CRA is satisfactory or better. Neither NYB nor New York Community Bank is aware of any pending or, to the Knowledge of NYB, threatened CRA protest relating to the lending practices of New York Community Bank that could result in any denial of any Regulatory Approval.

5.11.4. NYB and each NYB Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

5.12. Environmental Matters.

5.12.1. Except as disclosed in NYB DISCLOSURE SCHEDULE 5.12.1, to the Knowledge of NYB, neither the conduct nor operation of their business nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon NYB or any of NYB Subsidiary. To the Knowledge of NYB, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to NYB or any NYB Subsidiary by reason of any Environmental Laws. Neither NYB nor any NYB Subsidiary during the past five years has received any written notice from any Person that NYB or any NYB Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon NYB or any NYB Subsidiary.

5.12.2. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the NYB’s Knowledge, threatened, before any court, governmental agency or other forum against NYB or any NYB Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by any of NYB or any NYB Subsidiary.

5.13. Securities Documents.

NYB has made available to Synergy copies of its: (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004; and (ii) proxy materials used or for use in connection with its meetings of stockholders held in 2006, 2005 and 2004. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.14. Brokers, Finders and Financial Advisors.

Neither NYB nor any NYB Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Bear, Stearns & Co., Inc. by NYB and the fee payable pursuant thereto.

5.15. NYB Common Stock.

The shares of NYB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.16. Material Contracts.

Neither NYB nor any NYB Subsidiary is a party to or subject to: (i) any collective bargaining agreement with any labor union relating to employees of NYB or any NYB Subsidiary, or (ii) any agreement which by its terms limits the payment of dividends by NYB or any NYB Subsidiary (except this Section 5.16 shall not apply to any real estate investment trust associated with NYB or any NYB Subsidiary).

5.17. NYB Information Supplied.

The information relating to NYB and any NYB Subsidiary to be contained in the Merger Registration Statement, or in any of the documents filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Merger Registration Statement will comply with the provisions of the Securities Exchange Act and the rules and regulations thereunder and the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by NYB with respect to statements made or incorporated by reference therein based on information supplied by Synergy specifically for inclusion or incorporation by reference in the Merger Registration Statement.

5.18. Internal Controls.

None of NYB or NYB Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its subsidiaries or accountants except as would not reasonably by expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence. NYB and NYB Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

ARTICLE VI

COVENANTS OF SYNERGY

6.1. Conduct of Business.

6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of NYB (which consent shall not be unreasonably withheld), Synergy will, and it will cause each Synergy Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises; and not voluntarily take any action which would (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for consummation of the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2. Negative Covenants. Synergy agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in SYNERGY DISCLOSURE SCHEDULE 6.1.2, or consented to by NYB in writing (which consent shall not be unreasonably withheld or delayed with respect to paragraphs (E), (M), (S), (V), (W), (Z) and (AA) below), it will not, and it will cause each Synergy Subsidiary not to:

(A) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, or appoint a new director to the board directors;

(B) change the number of authorized or issued shares of its capital stock, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Synergy Option Plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (i) Synergy may issue shares of Synergy Common Stock upon the valid exercise, in accordance with the information set forth in SYNERGY DISCLOSURE SCHEDULE 4.3.1, of presently outstanding Synergy Options issued under the Synergy Option Plans, (ii) Synergy may continue to pay a regular quarterly cash dividend of no more than $0.07 per share with payment and record dates consistent with past practice (provided the declaration of the last quarterly dividend by Synergy prior to the Effective Time and the payment thereof shall be coordinated with NYB so that holders of Synergy Common Stock do not receive dividends on both Synergy Common Stock and NYB Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the Synergy Common Stock or NYB Common Stock received in the Merger in respect of such quarter) and provided further, that in the event the Merger has not been consummated prior to the record date for NYB’s quarterly cash dividend payable during the fourth quarter of 2007, in lieu of the regular quarterly cash dividend, Synergy may pay a special cash dividend in a per share amount equal to the then-current NYB quarterly cash dividend multiplied by the Exchange Ratio for the fourth quarter and for each subsequent quarter prior to such Effective

Time, and (iii) any Synergy Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice.

(C) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as set forth in Section 6.1.2(W);

(D) make application for the opening or closing of any, or open or close any, branch or automated banking facility, except as set forth at SYNERGY DISCLOSURE SCHEDULE 6.1.2(D) ;

(E) except as set forth on SYNERGY DISCLOSURE SCHEDULE 6.1.2(E), grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except: (i) as may be required pursuant to commitments existing on the date hereof and set forth on SYNERGY DISCLOSURE SCHEDULES 4.9.1 and 4.13.1; or (ii) as to non-executive employees, bonuses and pay increases in the ordinary course of business consistent with past practice. Neither Synergy nor any Synergy Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $60,000, provided that Synergy or an Synergy Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business.

(F) enter into or, except as may be required by law, materially modify any Synergy Compensation and Benefit Plan; or make any contributions to any Pension Plan that are not required;

(G) merge or consolidate Synergy or any Synergy Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Synergy or any Synergy Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Synergy, or any Synergy Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Synergy Subsidiary of its certificate of authority to maintain, or, except as set forth on SYNERGY DISCLOSURE SCHEDULE 6.1.2(G), file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H) sell or otherwise dispose of any asset of Synergy or of any Synergy Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Synergy or of any Synergy Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I) take any action which would result in any of the representations and warranties of Synergy set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Synergy or any Synergy Subsidiary;

(K) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Synergy or any Synergy Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(L) purchase any equity securities, or purchase any securities other than securities: (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service; (ii) with a weighted average life of not more than five years; and (iii) otherwise in the ordinary course of business consistent with past practice;

(M) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the SYNERGY DISCLOSURE SCHEDULE 6.1.2(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of (i) $2,500,000 for a commercial real estate loan; (ii) $500,000 for a commercial business loan; or (iii) any nonconforming residential loans to be originated for retention in the loan portfolio.

(N) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q) make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies except as may be required by changes in applicable law or regulations, GAAP or by a Bank Regulator or by Fannie Mae, Freddie Mac or Ginnie Mae;

(R) except for the execution and approval of this Agreement, and the consummation of transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Synergy Compensation and Benefit Plan;

(S) except as set forth on SYNERGY DISCLOSURE SCHEDULE 6.1.2(S), make any capital expenditures in excess of $20,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T) purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U) sell any participation interest greater than $2,000,000 in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) or OREO properties;

(V) undertake, renew, extend or enter into any lease, contract or other commitment for its account that is not subject to termination on thirty (30) days or less written notice without penalty or premium, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Synergy of more than $20,000 annually, or containing any financial commitment extending beyond 12 months from the date hereof and provided further that Synergy will not enter, renew or extend any branch facility lease;

(W) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(Y) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(Z) Prior to making any written communications to the directors, officers or employees of Synergy or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Synergy shall provide NYB with a copy or description of the intended communication, NYB shall promptly review and comment on the communication, and NYB and Synergy shall cooperate in providing any such mutually agreeable communication;

(AA) issue any broadly distributed communication of a general nature to customers without the prior approval of NYB (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(BB) agree to do any of the foregoing.

6.2. Current Information.

6.2.1. During the period from the date of this Agreement to the Effective Time, Synergy will cause one or more of its representatives to confer with representatives of NYB and report the general status of its ongoing operations at such times as NYB may reasonably request. Synergy will promptly notify NYB of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Synergy or any Synergy Subsidiary.

6.2.2. Synergy Bank and New York Community Bank shall meet on a regular basis to discuss and plan for the conversion of Synergy Bank’s data processing and related electronic informational systems to those used by New York Community Bank, which planning shall include, but not be limited to, discussion of the possible termination by Synergy Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Synergy Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Synergy Bank shall not be obligated to take any such action prior to the Effective Time and, unless Synergy Bank otherwise agrees, no conversion shall take place prior to the Effective Time, with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger. In the event that Synergy Bank takes, at the request of New York Community Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, New York Community Bank shall indemnify Synergy Bank for any such fees and charges, and the costs of reversing the conversion process, if the Merger is not consummated for any reason other than a breach of this Agreement by Synergy, or a termination of this Agreement under Section 11.1.9 or 11.1.10.

6.2.3. Synergy Bank shall provide New York Community Bank, within fifteen (15) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans. On a monthly basis, Synergy Bank shall provide New York Community Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4. Synergy shall promptly inform NYB upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Synergy or any Synergy Subsidiary under any labor or employment law.

6.3. Access to Properties and Records.

In order to facilitate the consummation of the Merger and the Bank Merger and the integration of the business and operations of the parties to this Agreement, subject to Section 12.1 hereof, Synergy shall permit NYB and its officers, employees, counsel, accountants and other authorized representatives, reasonable access, upon reasonable notice and throughout the period before the Effective Time, to its resources, personnel and properties and those of the Synergy Subsidiaries, and shall disclose and make available to NYB and its officers, employees, counsel, accountants and other authorized representatives during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement, any Acquisition Proposal or any other subject matter Synergy reasonably determines should be treated as confidential) and stockholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which NYB may have a reasonable interest; provided, however, that Synergy shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other Person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. Synergy shall upon NYB’s reasonable request provide NYB with access to Synergy’s records and systems for the purpose of allowing NYB to obtain account and transaction information in connection with NYB’s efforts to complete a migration or integration of such data into its systems and planning for same. Such access shall include, without limitation, computer data linkage to Synergy’s system prior to the Effective Time if NYB deems that to be reasonably necessary or appropriate. Synergy hereby consents to NYB sharing such information, on a confidential basis and in compliance with the provisions of the Gramm-Leach-Bliley Act and any applicable regulations, with such vendors as NYB deems to be necessary or appropriate for the purpose of preparing for and implementing the required systems integration or account migration. Synergy shall provide and shall request its auditors to provide NYB with such historical financial information regarding it (and related audit reports and consents) as NYB may reasonably request for securities disclosure purposes. NYB shall use commercially reasonable best efforts to minimize any interference with Synergy’s regular business operations during any such access to Synergy’s property, books and records. Synergy and each Synergy Subsidiary shall permit NYB, at NYB’s expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by Synergy or any Synergy Subsidiary.

6.4. Financial and Other Statements.

6.4.1. Promptly upon receipt thereof, Synergy will furnish to NYB copies of each annual or special audit of the books of Synergy and the Synergy Subsidiaries made by its independent accountants and copies of all internal control reports submitted to Synergy by such accountants in connection with each annual, interim or special audit of the books of Synergy and the Synergy Subsidiaries made by such accountants.

6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, Synergy will deliver to NYB the Securities Documents filed by it with the SEC under the Securities Laws unless the Securities Documents are available on the EDGAR System maintained by the SEC, in which instance, Synergy shall notify NYB of the filing on the date thereof. Synergy will furnish to NYB copies of all documents, statements and reports as it or any Synergy Subsidiary shall send to its stockholders, the FDIC, the FRB, the OTS or any other regulatory authority, except as legally prohibited thereby. Within twenty-five (25) days after the end of each month, Synergy will deliver to NYB a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3. With reasonable promptness, Synergy will furnish to NYB such additional financial data that Synergy possesses and as NYB may reasonably request, including without limitation, loan reports.

6.5. Maintenance of Insurance.

Synergy shall maintain, and cause each Synergy Subsidiary to maintain, insurance in such amounts as Synergy deems reasonable to cover such risks as are customary in relation to the character and location of theirs properties and the nature of their business.

6.6. Disclosure Supplements.

From time to time prior to the Effective Time, Synergy will promptly supplement or amend the SYNERGY DISCLOSURE SCHEDULES delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such SYNERGY DISCLOSURE SCHEDULE or which is necessary to correct any information in such SYNERGY DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such SYNERGY DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX and shall be for informational purposes only.

6.7. Consents and Approvals of Third Parties.

Synergy shall use all commercially reasonable best efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement and the Plan of Bank Merger. Without limiting the generality of the foregoing, Synergy shall utilize the services of a professional proxy soliciting firm to provide assistance in obtaining the stockholder vote required to be obtained by it hereunder.

6.8. All Reasonable Best Efforts.

Subject to the terms and conditions herein provided, Synergy agrees to use all commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Plan of Bank Merger.

6.9. Failure to Fulfill Conditions.

In the event that Synergy determines that a condition to its obligation to complete the Merger or the Bank Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify NYB.

6.10. No Solicitation.

From and after the date hereof until the termination of this Agreement, neither Synergy, nor any Synergy Subsidiary, nor any of their respective officers, directors, employees, representatives, agents or affiliates

(including, without limitation, any investment banker, attorney or accountant retained by Synergy or any of its Subsidiaries), will, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance) any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries, or authorize or permit any of its officers, directors, or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action, and Synergy shall notify NYB orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters, provided, however, that nothing contained in this Section 6.10 shall prohibit the Board of Directors of Synergy from furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited written proposal to acquire Synergy pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Synergy determines, after consultation with and after considering the advice of its independent financial advisor, that such proposal is superior to the Merger from a financial point-of-view to Synergy’s stockholders, (B) the Board of Directors of Synergy, after consultation with and after considering the advice of independent legal counsel, determines in good faith that the failure to furnish information to or enter into discussions with such Person would be inconsistent with the Board of Directors of Synergy’s fiduciary duties under applicable law; (C) such Acquisition Proposal was not solicited by Synergy and did not otherwise result from a breach of this Section 6.10 by Synergy (such proposal that satisfies (A), (B) and (C) being referred to herein as a “Superior Proposal”); (D) Synergy promptly notifies NYB of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with Synergy or any of its representatives indicating, in connection with such notice the material terms and conditions of any inquiries, proposals or offers, and receives from such Person an executed confidentiality agreement; and (E) the Synergy Stockholders’ Meeting has not occurred. For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving Synergy or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, share exchange, mortgage, pledge, transfer or other disposition of the consolidated assets of Synergy, in a single transaction or series of transactions other than in the ordinary course of business consistent with past practice; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Synergy or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.11. Reserves and Merger-Related Costs.

Synergy agrees to consult with NYB with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). NYB and Synergy shall also consult with respect to the character, amount and timing of restructuring charges to be taken by Synergy in connection with the transactions contemplated hereby and shall take such charges as NYB shall reasonably request, provided that no such actions need be effected until the conditions set forth in Sections 9.1. and 9. 3 have been satisfied and until NYB shall have irrevocably certified to Synergy that all conditions set forth in Article IX to the obligation of NYB to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived. No action taken by Synergy in accordance with this Section 6.11 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

6.12. Takeover Laws.

If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement, Synergy, in conjunction with NYB, and the members of Synergy’s Board of Directors, in conjunction with NYB’s Board of Directors, will grant such approvals and take such actions as are necessary (other than any action requiring the approval of Synergy’s stockholders other than as contemplated by Section 8.1) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Laws on any of the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF NYB

7.1. Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of Synergy, NYB will not, and will cause New York Community Savings Bank not to, voluntarily take any action, unless required by applicable law or regulation, that would: (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for the consummation of the transactions contemplated hereby in a timely manner; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; (iii) result in any of the conditions set forth in Article IX hereof not being satisfied, or any of its representations or warranties in this Agreement becoming untrue as of any date after the date hereof, subject to opportunity to cure as set forth in Section 11.1.2; or (iv) result in the declaration, setting aside or payment of any extraordinary dividend or other distribution in respect of NYB capital stock.

7.2. Current Information.

During the period from the date of this Agreement to the Effective Time, NYB will cause one or more of its representatives to confer with representatives of Synergy and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as Synergy may reasonably request. NYB will promptly notify Synergy of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving NYB or any NYB Subsidiary.

7.3. Financial and Other Statements.

As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, NYB will deliver to Synergy the Securities Documents filed by it with the SEC under the Securities Laws. NYB will furnish to Synergy copies of all documents, statements and reports as it or New York Community Bank file with, or receive from, any Bank Regulatory or other Governmental Entity with respect to the Merger and the Bank Merger.

7.4. Disclosure Supplements.

From time to time prior to the Effective Time, NYB will promptly supplement or amend the NYB DISCLOSURE SCHEDULES delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such NYB DISCLOSURE SCHEDULE or which is necessary to correct any information in such NYB DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such NYB DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX and shall be for informational purposes only.

7.5. Consents and Approvals of Third Parties.

NYB shall use all commercially reasonable best efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement and the Plan of Bank Merger.

7.6. All Reasonable Best Efforts.

Subject to the terms and conditions herein provided, NYB agrees to use all commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Plan of Bank Merger.

7.7. Failure to Fulfill Conditions.

In the event that NYB determines that a condition to its obligation to complete the Merger or the Bank Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Synergy.

7.8. Employee Benefits.

7.8.1. Subject to Section 4.9.4, NYB agrees that it will honor all Synergy Compensation and Benefit Plans in accordance with their terms as in effect immediately before the Effective Time as disclosed in the SYNERGY DISCLOSURE SCHEDULE, subject to any amendment or termination thereof that may be required by the terms of this Agreement. NYB will review all Synergy Compensation and Benefit Plans that are generally and uniformly provided to employees to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Synergy or any Synergy Subsidiary are changed or terminated by NYB, in whole or in part, NYB shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of NYB or its applicable NYB Subsidiary (as of the date any such compensation or benefit is provided); provided, however, that Continuing Employees shall not be eligible to participate in the NYB employee stock ownership plan until the first day of the first plan year beginning after the Effective Time. Continuing Employees who become participants in an NYB compensation and benefit plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of Synergy or any Synergy Subsidiary or any predecessor thereto prior to the Effective Time. This Agreement shall not be construed to limit the ability of NYB or New York Community Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.

7.8.2. In the event of any termination or consolidation of any Synergy health plan with any NYB health plan, NYB shall make available to employees of Synergy or any Synergy Subsidiary who continue employment with NYB or a NYB Subsidiary (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to NYB employees. Unless a Continuing Employee affirmatively terminates coverage under a Synergy health plan prior to the time that such Continuing Employee becomes eligible to participate in the NYB health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Synergy health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits generally available to all employees of NYB and New York Community Bank and their dependents. In the event of a termination or consolidation of any Synergy health plan, terminated Synergy employees and qualified beneficiaries will have the right to continued coverage under group health plans of NYB in accordance with Code Section 4980B(f), consistent with the provisions below. In the event of any termination of any Synergy health plan, or consolidation of any Synergy health plan with any NYB health plan, any coverage limitation under the NYB health plan due to any pre-existing condition shall be waived by the NYB health plan to the degree that such condition was covered by the Synergy health plan and such condition would otherwise have been covered by the NYB health plan in the absence of such coverage limitation. All Synergy Employees who cease participating in a Synergy health plan and become participants in a comparable NYB health plan shall receive credit for any co-payment and deductibles paid under Synergy’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the NYB health plan, upon substantiation, in a form satisfactory to NYB that such co-payment and/or deductible has been satisfied.

7.8.3. Neither party hereto nor any of its Subsidiaries shall take or refrain from taking any action or be required to take or refrain from taking any action with respect to any Synergy Compensation and Benefit Plan that would subject any participant thereunder to additional tax under Section 409A of the Code.

7.8.4 NYB or New York Community Bank shall establish an advisory board and offer membership to those individuals serving as directors of Synergy or Synergy Bank as of the Effective Time. Members shall receive $10,000 per year for service on such advisory board which shall remain in place for a minimum of two years.

7.9. Directors and Officers Indemnification and Insurance.

7.9.1. NYB shall maintain in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies maintained by Synergy (provided, that NYB may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to or at the Effective Time; provided, however, that in no event shall NYB be required to expend in the aggregate pursuant to this Section 7.9.1 more than 150% of the annual cost currently expended by Synergy with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, NYB shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Synergy agrees in order for NYB to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.2. In addition to 7.9.1, from and after the Effective Time, NYB shall indemnify and hold harmless each person who is now, or who has been at any time before the date hereof, or who becomes before the Effective Time, an officer or director of Synergy (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of NYB, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Synergy or a Synergy Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent permitted under Synergy’s Certificate of Incorporation or Bylaws to the extent permitted by applicable law. NYB shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if the Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.9.2 upon learning of any Claim, shall notify NYB (but the failure so to notify NYB shall not relieve it from any liability which it may have under this Section 7.9.2, except to the extent such failure materially prejudices NYB) and shall deliver to NYB the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) after the Effective Time NYB shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption NYB shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if NYB elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between NYB and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and NYB shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) NYB shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received except to the extent the interests of such Indemnified Parties may conflict, (3) NYB shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (4) no indemnification shall be available to the extent the person seeking indemnification has not acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Synergy or a Synergy Subsidiary or its successor, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The determination shall be made by a majority vote of a quorum consisting of the Directors of NYB who are not involved in such proceeding.

7.9.3. NYB shall pay all expenses (including attorneys’ fees) that may be reasonably incurred by an Indemnified Party in enforcing the indemnity and other obligations of NYB under this Section 7.9; provided, however, that NYB shall only be required to pay such expenses contemplated if it is first determined by final judicial decision that such Indemnified Party is entitled to indemnity under this Section 7.9.

7.9.4. In the event that either NYB or any of its successors or assigns to the extent not assumed by operation of law, transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of NYB shall assume the obligations set forth in this Section 7.9.

7.9.5. The obligations of NYB provided under this Section 7.9 are intended to be enforceable against NYB directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of NYB.

7.10. Stock Listing.

NYB agrees to list on the Stock Exchange (or such other national securities exchange on which the shares of the NYB Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of NYB Common Stock to be issued in the Merger.

7.11. Stock Reserve.

NYB agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock to fulfill its obligations under this Agreement.

7.12. Section 16(b) Exemption.

NYB and Synergy agree that, in order to most effectively compensate and retain Synergy Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Synergy Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Synergy Common Stock into shares of NYB in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.12. Assuming that Synergy delivers to NYB the Synergy Section 16 Information in a timely fashion prior to the Effective Time, the

Board of Directors of NYB, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Synergy Insiders (as defined below) of NYB Common Stock in exchange for shares of Synergy Common Stock and/or New Options for Synergy Options, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Synergy Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Synergy Section 16 Information” means information accurate in all material respects regarding the Synergy Insiders, the number of shares of Synergy Common Stock held by each such Synergy Insider and expected to be exchanged for NYB Common Stock in the Merger and the number and description of the Synergy Options expected to be converted to New Options in connection with the Merger; provided the requirement for a description of any Synergy Options shall be deemed to be satisfied if copies of all plans and copies of all executed agreements, under which such options have been granted have been delivered to NYB. “Synergy Insiders” means those officers and directors of Synergy who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are expected to be subject to Section 16(a) of the Exchange Act with respect to NYB Common Stock subsequent to the Effective Time.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1. Synergy Stockholder Meeting.

8.1.1. Synergy will promptly take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Synergy Stockholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Synergy’s reasonable judgment, necessary or desirable as soon as practicable after the Merger Registration Statement is declared effective. Subject to the next sentence, the Board of Directors of Synergy shall (i) recommend approval of this Agreement by the Synergy stockholders, (ii) take all reasonable lawful action to solicit approval of this Agreement by the Synergy stockholders and (iii) not withdraw, modify or change in any manner adverse to NYB such favorable recommendation. The Board of Directors of Synergy may withdraw, modify or qualify any such recommendation only if such Board of Directors, after having consulted with and considered the advice of outside counsel to such Board, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would be inconsistent with the fiduciary duties of such directors under applicable law.

8.2. Proxy Statement-Prospectus.

8.2.1. For the purposes (x) of registering NYB Common Stock to be offered to holders of Synergy Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the Synergy Stockholders Meeting, NYB shall draft and prepare, and Synergy shall cooperate in the preparation of, the Merger Registration Statement, including a proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Synergy stockholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). NYB shall use its reasonable best efforts to file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC within 45 days after the date hereof. Each of NYB and Synergy shall use their reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Synergy shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. NYB shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Synergy shall furnish all information concerning Synergy and the holders of Synergy Common Stock as may be reasonably requested in connection with any such action.

8.2.2. Synergy shall provide NYB with any information concerning itself that NYB may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and NYB shall notify Synergy promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Synergy promptly copies of all correspondence between NYB or any of their representatives and the SEC. NYB shall give Synergy and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Synergy and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of NYB and Synergy agrees to use all reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Synergy Common Stock entitled to vote at the Synergy Stockholders Meeting hereof at the earliest practicable time.

8.2.3. Synergy and NYB shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Synergy shall cooperate with NYB in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and NYB shall file an amended Merger Registration Statement with the SEC, and Synergy shall mail an amended Proxy Statement-Prospectus to the Synergy stockholders.

8.3. Regulatory Approvals.

Each of Synergy and NYB will cooperate with the other and use all reasonable best efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement and the Plan of Bank Merger. Synergy and NYB will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection any application, petition or any other statement or application made by or on behalf of Synergy or NYB to any Bank Regulator or other Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. Synergy shall have the right to review and approve in advance all characterizations of the information relating to Synergy and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Bank Regulator or other Governmental Entity.

8.4. Affiliates.

8.4.1. Synergy shall use all reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Synergy to deliver to NYB, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the date of the Synergy Stockholders Meeting, a written agreement, in the form of Exhibit C hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of NYB Common Stock to be received by such “affiliate,” as a result of the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE IX

CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1. Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of Synergy.

9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement or the Plan of Bank Merger.

9.1.3. Regulatory Approvals. All Regulatory Approvals and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement and the Plan of Bank Merger shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of NYB, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Synergy, Synergy Bank and NYB or materially impair the value of Synergy and Synergy Bank, taken as a whole, to NYB.

9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of NYB Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5. New York Stock Exchange Listing. The shares of NYB Common Stock to be issued in the Merger shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

9.2. Conditions to the Obligations of NYB under this Agreement.

The obligations of NYB under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.4 at or prior to the Closing Date:

9.2.1. Representations and Warranties. Each of the representations and warranties of Synergy set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 4.1; and Synergy shall have delivered to NYB a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Synergy as of the Effective Time.

9.2.2. Agreements and Covenants. Synergy shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and NYB shall have received a certificate signed on behalf of Synergy by the Chief Executive Officer and Chief Financial Officer of Synergy to such effect dated as of the Effective Time.

9.2.3. Permits, Authorizations, Etc. Synergy shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

9.2.4. No Material Adverse Effect. Since December 31, 2006, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Synergy.

Synergy will furnish NYB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as NYB may reasonably request.

9.3. Conditions to the Obligations of Synergy under this Agreement.

The obligations of Synergy under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.6 at or prior to the Closing Date:

9.3.1. Representations and Warranties. Each of the representations and warranties of NYB set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and NYB shall have delivered to Synergy a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of NYB as of the Effective Time.

9.3.2. Agreements and Covenants. NYB shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Synergy shall have received a certificate signed on behalf of NYB by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3. Permits, Authorizations, Etc. NYB shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.3.4. No Material Adverse Effect. Since December 31, 2006, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NYB.

9.3.5 Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, NYB and Synergy shall have received an opinion of counsel to NYB, reasonably acceptable in form and substance to NYB and Synergy, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, that (a) the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and NYB and Synergy will each be a party to such reorganization; and (b) the exchange in the Merger of NYB Common Stock and cash for Synergy Common Stock will not give rise to the recognition of any income, gain or loss to NYB, Synergy, or the stockholders of Synergy with respect to such exchange except, with respect to the stockholders of the Synergy, to the extent of any Cash Consideration received in the Merger and any cash received in lieu of fractional shares.

9.3.6 Exchange Agent Certificate. Synergy shall have received a certificate from the Exchange Agent certifying its receipt of sufficient cash to pay for fractional shares and the aggregate Cash Consideration (if any) and irrevocable authorization to issue sufficient shares of NYB Common Stock to be issued in exchange for the shares of Synergy Common Stock pursuant to the terms of this Agreement.

NYB will furnish Synergy with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as Synergy may reasonably request.

ARTICLE X

THE CLOSING

10.1. Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, NW, Washington, D.C. 20016 at 10:00 a.m. local time, or at such other place or time upon which NYB and Synergy mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, NW, Washington, D.C. 20016 at 10:00 a.m. local time on the day prior to the Closing Date.

10.2. Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to NYB and Synergy the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, NYB shall have delivered the Aggregate Merger Consideration to the Exchange Agent.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the stockholders of Synergy:

11.1.1. At any time by the mutual written agreement of the Boards of Directors of each of NYB and Synergy;

11.1.2. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by Synergy) or Section 9.3.1 (in the case of a breach of a representation or warranty by NYB);

11.1.3. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by Synergy) or Section 9.3.2 (in the case of a breach of covenant by NYB);

11.1.4. At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by NYB and Synergy;

provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By the Board of Directors of either party if the stockholders of Synergy shall have voted at the Synergy Stockholders Meeting on this Agreement and such vote shall not have been sufficient to approve this Agreement, provided, however, that the right to terminate this Agreement under this Section 11.1.5 shall not be available to Synergy if it failed to comply with its obligations under Section 6.10 or Section 8.1;

11.1.6. By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By the Board of Directors of NYB if Synergy shall have breached Section 6.10 or the Board of Directors of Synergy shall have withdrawn its recommendation that Synergy stockholders approve this Agreement and the transactions contemplated thereunder;

11.1.8. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement;

11.1.9. By the Board of Directors of NYB if Synergy has received a Superior Proposal in accordance with Section 6.10 of this Agreement, and either (i) Synergy has entered into an acquisition agreement with respect to the Superior Proposal, (ii) the Board of Directors of Synergy withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to NYB, or (iii) the Board of Directors of Synergy authorizes, endorses or recommends to Synergy stockholders an Acquisition Proposal other than the transactions contemplated by this Agreement;

11.1.10. By the Board of Directors of Synergy if Synergy has received a Superior Proposal in accordance with Section 6.10 of this Agreement and the Board of Directors of Synergy has made a determination to accept such Superior Proposal; provided that Synergy shall not terminate this Agreement pursuant to this Section 11.1.10 and enter in a definitive agreement with respect to the Superior Proposal until the expiration of three (3) business days following NYB’s receipt of written notice advising NYB that Synergy has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) and stating whether Synergy intends to enter into a definitive agreement with respect to the Superior Proposal. After providing such notice, Synergy shall provide a reasonable opportunity to NYB during the three (3) business day period to make such adjustments in the terms and conditions of this Agreement as would enable Synergy to proceed with the Merger on such adjusted terms; and

11.1.11 By Synergy, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the three (3) business day period commencing on the Determination Date, such termination to be effective on the fifteenth business day following the Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) The NYB Market Value on the Determination Date is less than $14.63; and

(ii) The number obtained by dividing the NYB Market Value on the Determination Date by the Initial NYB Market Value ($17.73) (“NYB Ratio”) shall be less than the quotient obtained by dividing the Final Index

Price by the Initial Index Price minus 0.175; subject, however, to the following three sentences. If Synergy elects to exercise its termination right pursuant to this Section 11.1.11, it shall give prompt written notice thereof to NYB. During the three business day period commencing with its receipt of such notice, NYB shall have the option of paying additional Merger Consideration in the form of NYB Common Stock, cash, or a combination of NYB Common Stock and cash so that the Merger Consideration shall be valued at the lesser of (i) the product of 0.825 and the Initial NYB Market Value multiplied by the Exchange Ratio or (ii) the product obtained by multiplying the Index Ratio by the Initial NYB Market Value multiplied by the Exchange Ratio. If within such three business day period, NYB delivers written notice to Synergy that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 11.1.11 and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 11.1.11, the following terms shall have the meanings indicated below:

“Acquisition Transaction” means (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of the relevant companies, or (iv) agree or commit to take any action referenced above.

“Determination Date” means the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the transactions contemplated in this Agreement have been received.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weighting set forth opposite such company’s name in the definition of Index Group below.

“Final Price,” with respect to any company belonging to the Index Group, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the Determination Date.

“NYB Market Value on the Determination Date” shall be the average of the daily closing sales prices of a share of NYB Common Stock as reported on the Stock Exchange for the ten consecutive trading days immediately preceding the Determination Date.

“Index Group” means the financial institution holding companies or financial institutions listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction involving such company publicly announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or an Acquisition Transaction for such company to be acquired, or for such company to acquire another company in a transaction with a value exceeding 25% of the acquiror’s market capitalization as reflected in the table below, is announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The financial institution holding companies and financial institutions and the weights attributed to them are as follows:

Company Name	Common Shares Outstanding Most Recent Quarter (Actual)	Weight (%)	Index Price
Anchor BanCorp Wisconsin Inc.	21,782,729	2.45%	0.70
Astoria Financial Corporation	97,477,001	10.28	2.78
BankAtlantic Bancorp Inc.	59,832,492	2.28	0.22
Dime Community Bancshares, Inc.	36,062,920	1.90	0.26
Downy Financial Corp.	27,853,783	7.65	5.38
First Niagara Financial Group, Inc.	108,119,541	5.81	0.80
FirstFed Financial Corp.	16,593,000	4.19	2.71
Flagstar Bancorp, Inc.	62,359,839	3.10	0.39
Hudson City Bancorp, Inc.	546,976,092	28.50	3.80
New Alliance Bancshares, Inc.	113,452,440	6.83	1.05
Partners Trust Financial Group, Inc.	43,582,198	1.88	0.21
PFF Bancorp, Inc.	24,108,834	2.67	0.75
Provident Financial Services, Inc.	62,621,748	4.11	0.69
Washington Federal, Inc.	87,326,643	8.42	2.07
Webster Financial Corporation	56,530,058	9.94	4.47

Total:	1,364,679,318	100.00%	$26.28

(1)	Weighting based on index company common shares outstanding as of most recent quarter available.

“Initial NYB Market Value” equals $17.73, adjusted as indicated in the last sentence of this Section 11.1.11.

“Initial Index Price” means the sum of the per share closing sales price as of May 11, 2007 of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded ($26.28).

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

If NYB or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 11.1.11.

11.2. Effect of Termination.

11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of this Section 11.2 and Article XII, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C) As a condition of NYB’s willingness, and in order to induce NYB, to enter into this Agreement, and to reimburse NYB for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Synergy hereby agrees to pay NYB, and NYB shall be entitled to payment of a fee of six million dollars ($6,000,000) (the “NYB Fee”), within three (3) business days following the occurrence of any of the events set forth below:

(i) Synergy terminates this Agreement pursuant to Section 11.1.10; or

(ii) The entering into a definitive agreement by Synergy relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Synergy before the fifteen month anniversary of the occurrence of any of the following: (I) the termination of this Agreement by NYB pursuant to Section 11.1.2 or 11.1.3 because of a breach by Synergy; or (II) the termination of this Agreement by NYB or Synergy pursuant to Section 11.1.4 or 11.1.5 or by NYB pursuant to Section 11.1.9 if, in the case of both (I) and (II), prior to such termination an Acquisition Proposal shall have been made known to Synergy or shall have been made directly to its shareholders; provided, however, that if NYB pursues any cause of action against Synergy or any of its Subsidiaries under Section 11.2.2(B) or otherwise relating to this Agreement or the transactions contemplated hereby (other than with respect to its entitlement to the NYB Fee), then Synergy shall have no obligation to NYB under this Section 11.2.2(C) and the provisions of this Section 11.2.2(C) shall thereupon terminate.

(D) If demand for payment of the NYB Fee is made pursuant to Section 11.2.2(C) and payment is made, then NYB will not have any other rights or claims against Synergy or its Subsidiaries under this Agreement, it being agreed that the acceptance of the NYB Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of NYB against Synergy and its Subsidiaries. In no event will NYB have any claim against the officers or directors of Synergy or any of its Subsidiaries if this Agreement is terminated for any reason whatsoever.

11.3. Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the stockholders of Synergy), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the stockholders of Synergy, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Synergy’s stockholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

MISCELLANEOUS

12.1. Confidentiality.

Except as specifically set forth herein, NYB and Synergy mutually agree to be bound by the terms of the confidentiality agreement dated February 23, 2007 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its terms, notwithstanding the termination of this Agreement.

12.2. Public Announcements.

Synergy and NYB shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Synergy nor NYB shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to Synergy, to:	John S. Fiore President and Chief Executive Officer Synergy Financial Group, Inc. 310 North Avenue East Cranford, New Jersey 07016 Fax: (908) 956-3865

With required copies to:	Richard Fisch, Esq. Malizia, Spidi & Fisch, PC 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001 Fax: (202) 434-4661

If to NYB, to:	Joseph R. Ficalora Chairman, President and Chief Executive Officer New York Community Bancorp, Inc. 615 Merrick Avenue Westbury, New York 11590 Fax: (516) 683-4191

With required copies to:	Eric S. Kracov, Esq. Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 Fax: (202) 966-9409

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

12.5. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as provided in Article III and Sections 7.8 and 7.9 of this Agreement) nothing in this Agreement is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

12.6. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page shall be deemed to be an original signature page.

12.8. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9. Governing Law.

This Agreement shall be governed by the laws of the State of Delaware, without giving effect to its principles of conflicts of laws.

12.10. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the preamble to this Agreement.

12.11. Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.

(a) When a reference is made in this Agreement to a subsidiary of a Person, the term “subsidiary” means those other Persons that are controlled, directly or indirectly, by such Person within the meaning of Section 2(2) of the HOLA. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of the Agreement shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by NYB or Synergy, as the case may be, to cause such action or omission to occur.

12.12. Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.12.

NYB and Synergy have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

New York Community Bancorp, Inc.

Dated: May 13, 2007	By:	/s/ Joseph R. Ficalora
	Name:	Joseph R. Ficalora
	Title:	Chairman, President and Chief Executive Officer

Dated: May 13, 2007	Synergy Financial Group, Inc.

	By:	/s/ John S. Fiore
	Name:	John S. Fiore
	Title:	President and Chief Executive Officer

Appendix B

May 13, 2007

Board of Directors

Synergy Financial Group, Inc.

310 North Avenue East

Cranford, NJ 07016

Ladies and Gentlemen:

Synergy Financial Group, Inc. (“Synergy”) and New York Community Bancorp, Inc. (“NYB”) have entered into an Agreement and Plan of Merger, dated as of May 13, 2007 (the “Agreement”), pursuant to which Synergy will merge with and into NYB, with NYB as the surviving corporation (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Synergy common stock, par value $0.10 (the “Synergy Common Stock”), issued and outstanding immediately prior to the Merger will be converted into the right to receive 0.80 shares of NYB Common Stock (the “Exchange Ratio”), subject to certain adjustments as specified in the Agreement. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Synergy Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Synergy that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of NYB that we deemed relevant; (iv) internal financial projections for Synergy for the year ending December 31, 2007 prepared by and discussed with senior management of Synergy; (v) earnings per share estimates for NYB for the years ending December 31, 2007 and 2008 as published by I/B/E/S and discussed with senior management of NYB; (vi) the pro forma financial impact of the Merger on NYB, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and certain balance sheet restructuring initiatives discussed with the senior managements of Synergy and NYB; (vii) the publicly reported historical price and trading activity for Synergy’s and NYB’s common stock, including a comparison of certain financial and stock market information for Synergy and NYB and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Synergy the business, financial condition, results of operations and prospects of Synergy and we held similar discussions with senior management of NYB regarding the business, financial condition, results of operations and prospects of NYB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Synergy, NYB or its respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Synergy and NYB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness of any such information. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Synergy or NYB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Synergy or NYB nor have we reviewed any individual credit files relating to Synergy and NYB. We have assumed, with your consent, that the respective allowances for loan losses for both Synergy and NYB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections provided to Sandler O’Neill by senior management of Synergy and the publicly available earnings estimates for NYB used by us in our analyses, Synergy’s and NYB’s managements confirmed to us that they reflected the best currently available estimates and judgments of Synergy’s and NYB’s management of the respective future financial performances of Synergy and NYB and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings and the estimated impact of the proposed balance sheet restructuring reviewed with the senior management of NYB, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial estimates and projections or the assumptions on which they are based. We have also assumed that there has been no material change in Synergy’s and NYB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Synergy and NYB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Synergy has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of NYB’s common stock will be when issued to Synergy’s shareholders pursuant to the Agreement or the prices at which Synergy’s and NYB’s common stock may trade at any time.

We have acted as Synergy’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Synergy has also agreed to indemnify us against certain liabilities arising out of our engagement. In addition, as we have previously advised you, we have in the past provided certain investment banking services to NYB and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Synergy and NYB or their affiliates. We may also actively trade the equity or debt securities of Synergy and NYB or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Synergy in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Synergy Common Stock as to how such shareholder should vote in any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Synergy Common Stock and does not address the underlying business decision of Synergy to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Synergy or the effect of any other transaction in which Synergy might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of Synergy Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

New York Community Bancorp, Inc.’s (the “Corporation”) Amended and Restated Certificate of Incorporation, Article 10, provides that each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any proceeding, by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law (“DGCL”) against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that, except with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Corporation’s board of directors. The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, indemnity may not be granted in respect of a claim, issue or matter as to which a person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Corporation’s Amended and Restated Certificate of Incorporation provides that such rights to indemnification are contract rights and that the expenses incurred by such person will be paid in advance of a final disposition of any proceeding, provided, however, that if required under the DGCL, an advancement of expenses incurred by a person in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such person, to repay the amounts so advanced if it shall ultimately be determined by final adjudication that such person is not entitled to be indemnified for such expenses under Article 10, Section B of the Corporation’s Amended and Restated Certificate of Incorporation or otherwise.

With respect to possible indemnification of directors, officers and controlling persons of the Corporation for liabilities arising under the Securities Act of 1933 (the “Act”) pursuant to such provisions, the Corporation is aware that the Securities and Exchange Commission has publicly taken the position that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required and amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement or incorporated by reference herein.

(c) The opinion of Sandler O’Neill & Partners, L.P. is included as Appendix B to the proxy statement–prospectus.

ITEM 22.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York in the City of Westbury, on this 26th day of July, 2007.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ JOSEPH R. FICALORA
Joseph R. Ficalora
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOSEPH R. FICALORA Joseph R. Ficalora	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 26, 2007

* Thomas R. Cangemi	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 26, 2007

* John J. Pinto	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	July 26, 2007

* Donald M. Blake	Director	July 26, 2007

* Dominick Ciampa	Director	July 26, 2007

* Robert S. Farrell	Director	July 26, 2007

* James J. O’Donovan	Director	July 26, 2007

* William C. Frederick, M.D.	Director	July 26, 2007

* Max L. Kupferberg	Director	July 26, 2007

* Maureen E. Clancy	Director	July 26, 2007

Signature	Title	Date

* John A. Pileski	Director	July 26, 2007

* John M. Tsimbinos	Director	July 26, 2007

* Hanif Danya	Director	July 26, 2007

* Spiros J. Voutsinas	Director	July 26, 2007

* Hon. Guy V. Molinari	Director	July 26, 2007

* Michael J. Levine	Director	July 26, 2007

*	Pursuant to a Power of Attorney contained in the signature page to the Registration Statement on Form S-4 for New York Community Bancorp, Inc. filed on June 20, 2007.

/s/ JOSEPH R. FICALORA
Joseph R. Ficalora

EXHIBIT LIST

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
2.1	Agreement and Plan of Merger, dated as of May 13, 2007, by and between New York Community Bancorp, Inc. and Synergy Financial Group, Inc. is included as Appendix A to the proxy statement–prospectus included in this registration statement. Certain exhibits have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted exhibit upon request from the SEC.

3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation (2)

3.3	Amended and Restated Bylaws (3)

4.1	Specimen Stock Certificate (4)

4.2	Registrant will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.

5.1	Opinion of Muldoon Murphy & Aguggia LLP regarding the legality of the securities being registered

8.1	Opinion of Muldoon Murphy & Aguggia LLP as to tax matters

23.1	Consent of Muldoon Murphy & Aguggia LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of KPMG LLP (relating to New York Community Bancorp, Inc.)

23.3	Consent of Crowe Chizek and Company LLC (relating to Synergy Financial Group, Inc.)

23.4	Consent of Grant Thornton, LLP (relating to Synergy Financial Group, Inc.)

24.1	Power of Attorney*

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of proxy of Synergy Financial Group, Inc.*

*	Previously filed.
(1)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-22278)
(2)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 10-K for the year ended December 31, 2003 (File No. 1-31565)
(3)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2007
(4)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Registration Statement on Form S-1, (Registration No. 33-66852)